Exhibit 1.1

Execution Version

Asset Purchase Agreement

by and among

Fifth Street Management LLC,

Oaktree Capital Management, L.P.,

Fifth Street Asset Management Inc.
(solely for the purposes set forth herein)

and

Fifth Street Holdings L.P.
(solely for the purposes set forth herein)

Dated as of July 13, 2017

 i

Section 10.12	Third Party Beneficiaries	80
Section 10.13	Counterparts	80
Section 10.14	BDC Performance	80
Section 10.15	Use of Names	80

Schedules and Exhibits

Schedules
1.1(a)	Knowledge of Seller
1.1(b)	Section 203 Waiver
1.1(c)	Transferred Assets
2.5	Purchase Price Allocation
6.1(f)(i)	Specified Accounting Professionals
6.1(f)(ii)	Specified Professionals
6.4(c)	First Replacement Director
6.14	Non-Solicitation of Employees
6.19	Specified Employee
7.1(g)	SBA Debentures
7.2(f)	Specified Debt Agreement Consents, Waivers and Amendments

Exhibits
Exhibit A	Form of Bill of Sale
Exhibit B	Form of Escrow Agreement
Exhibit C	Form of FSC Administration Agreement
Exhibit D	Form of FSC Investment Advisory Agreement
Exhibit E	Form of FSFR Administration Agreement
Exhibit F	Form of FSFR Investment Advisory Agreement
Exhibit G	Form of FSC Pledge Agreement
Exhibit H	Form of FSFR Pledge Agreement

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT, dated as of July 13, 2017 (as may be amended from time to time, this “Agreement”), is made and entered into by and among Fifth Street Management LLC, a Delaware limited liability company (“Seller”), Oaktree Capital Management, L.P., a Delaware limited partnership (“Buyer”), Fifth Street Asset Management Inc., a Delaware corporation (“FSAM”) (solely for purposes of Article III, Section 6.1(g), Section 6.2, Section 6.7(d), Section 6.8 and Section 6.9, Section 6.10, Section 6.18 and Article I, Article IX and Article X to the extent relating to any of the foregoing) and Fifth Street Holdings L.P., a Delaware limited partnership (“FSH”) (solely for purposes of Section 2.6, Article III, Section 6.2, Section 6.8, Section 6.9, Section 6.10, Section 6.11, Section 6.18 and Section 6.21, and Article VIII, and Article I, Article IX and Article X to the extent relating to any of the foregoing).

WITNESSETH:

WHEREAS, Seller, a wholly owned Subsidiary of FSH, serves as investment adviser to each of Fifth Street Finance Corp., a Delaware corporation (“FSC”) and Fifth Street Senior Floating Rate Corp., a Delaware corporation (“FSFR,” and together with FSC, the “BDCs”), pursuant to the terms, and subject to the conditions, of the Existing Investment Advisory Agreements;

WHEREAS, the parties desire that Buyer be appointed as investment adviser to each BDC and perform certain Investment Management Services for such BDCs from and after the Closing pursuant to the terms, and subject to the conditions, of the New Investment Advisory Agreements;

WHEREAS, in connection with the foregoing, Buyer desires to purchase from Seller, and Seller desires to sell and transfer to Buyer, on the terms and subject to the conditions hereof, the Transferred Assets, and Buyer desires to become responsible for the Buyer Post-Closing Liabilities;

WHEREAS, each of FSH, Principal (as defined below), Leonard M. Tannenbaum Foundation (the “Tannenbaum Foundation”), Tannenbaum Family 2012 Trust (the “Tannenbaum Trust”), 777 West Putnam Avenue LLC and Buyer have entered into that certain Voting Agreement, dated as of the date hereof (the “FSC Voting Agreement”), with respect to the stockholdings of each of FSH, Principal, the Tannenbaum Foundation, the Tannenbaum Trust and 777 West Putnam Avenue LLC in FSC; and

WHEREAS, each of FSH, Principal, the Tannenbaum Foundation, the Tannenbaum Trust and Buyer have entered into that certain Voting Agreement, dated as of the date hereof (the “FSFR Voting Agreement,” and together with the FSC Voting Agreement, the “Voting Agreements”), with respect to the stockholdings of each of FSH, Principal, the Tannenbaum Foundation and the Tannenbaum Trust in FSFR.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the conditions set forth herein, the parties hereto hereby agree as follows:

Article I

DEFINITIONS

Section 1.1           Definitions. As used herein, the following terms shall have the following meanings:

“Action” means any action, claim, demand, suit, litigation, arbitration, proceeding, hearing, examination, audit or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, in law or in equity, by or before any Governmental Entity or arbitral body.

“Administrative Services Agreements” means (a) the Administrative and Loan Services Agreement, dated as of May 2, 2014, between Senior Loan Fund JV I, LLC and FSC CT and (b) the Administrative and Loan Services Agreement, dated as of October 20, 2014, between FSFR Glick JV LLC and FSC CT.

“Adverse Recommendation Change” has the meaning ascribed to such term in Section 6.2(c).

“Advisers Act” means the Investment Advisers Act of 1940.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person; provided, however, that no Person shall be deemed (a) an Affiliate of Seller or its Affiliates by reason of the fact that such Person is a Client or is owned, in whole or in part, by a Client or (b) an Affiliate of Buyer or its Affiliates by reason of the fact that such Person is a Buyer Fund or Buyer Portfolio Company.

“Agent” has the meaning ascribed to such term in Section 6.10(d).

“Aggregate Buyer Cap” has the meaning ascribed to such term in Section 8.1(c).

“Agreement” has the meaning ascribed to such term in the preamble.

“Allocation Statement” has the meaning ascribed to such term in Section 2.5.

“Alternative Arrangement” has the meaning ascribed to such term in Section 6.10(e).

“Ancillary Agreements” means the (a) FSC Administration Agreement, (b) FSC Investment Advisory Agreement, (c) FSFR Administration Agreement, (d) FSFR Investment Advisory Agreement, (e) Bill of Sale, (f) Escrow Agreement, (g) FSC Pledge Agreement, (h) FSC Control Agreement, (i) FSFR Pledge Agreement and (j) FSFR Control Agreement.

“Applicable Rate” means the average of the daily “prime rate” (expressed as a rate per annum) published in The Wall Street Journal for each of the days in the applicable period plus 2%.

“Base Date NAV” means, with respect to FSC, $1,019,626,000 and, with respect to FSFR $319,157,787.

“BDC Adverse Recommendation Change” means, with respect to the applicable proposal contemplated by Section 6.3(a)(ii), the board of directors of any BDC or any committee thereof (a) withdraws, modifies or qualifies (or publicly proposes to withdraw, modify or qualify) in any manner adverse to Buyer its recommendation to such BDC’s stockholders to vote in favor of such proposal, (b) makes any other public statement in connection with the meeting of its stockholders contrary to such recommendation, (c) the board of directors of such BDC fails to recommend the election of directors required to satisfy the BDC Governance Conditions or (d) upon Buyer’s written request fails to affirm publicly such recommendation, provided that any such failure in this clause (d) shall not be a BDC Adverse Recommendation Change if Buyer has made more than one (1) such request in any ten (10) Business Day period.

“BDC Boards” means the board of directors of each of FSC and FSFR.

“BDC Collateral Account” means the FSC Collateral Account and the FSFR Collateral Account, as applicable.

“BDC Escrow Account” has the meaning ascribed to such term in Section 2.6(b)(ii).

“BDC Escrow Amount” has the meaning ascribed to such term in Section 2.6(b)(ii).

“BDC Escrow Fund” has the meaning ascribed to such term in Section 8.7(b).

“BDC Existing Investigation Defense Costs” means the FSC Existing Investigation Defense Costs and the FSFR Existing Investigation Defense Costs.

“BDC Governance Conditions” has the meaning ascribed to such term in Section 6.4.

“BDC Indemnifiable Losses” has the meaning ascribed to such term in Section 6.18.

“BDC Indemnified Parties” means the FSC Indemnified Parties and the FSFR Indemnified Parties.

“BDC Net Losses” has the meaning ascribed to such term in Section 8.1(a)(vii).

“BDC Portfolio Investment” means the loans, securities or other instruments in which a BDC or its Subsidiary has invested, either directly or through intermediate funds, vehicles or accounts formed to effectuate such investment, or the loans, securities or other instruments distributed as a dividend thereon, in a reclassification with respect thereto or in an exchange therefor.

“BDC Proxy Costs” has the meaning ascribed to such term in Section 6.8.

“BDC Proxy Solicitation Materials” has the meaning ascribed to such term in Section 6.3(b).

“BDCs” has the meaning ascribed to such term in the recitals.

“Bill of Sale” means that certain Bill of Sale, to be dated as of the Closing Date, by and between Seller and Buyer, substantially in the form set forth in Exhibit A.

“Business” means the investment advisory business conducted by Seller pursuant to the Existing Investment Advisory Agreements.

“Business Day” means any day other than Saturday, Sunday or a day on which financial institutions in New York, New York, are authorized or required by Law to be closed.

“Business Records” means originals or copies of books, records, files, data and information in the possession or control of Seller and its Affiliates, in each case, to the extent relating to the current operation of the Business (whether in hard copy or computer format), including such books, records, files, data and information relating to (x) current portfolio companies of the BDCs and (y) any former portfolio company of the BDCs disposed by a BDC on or after January 1, 2013; provided, however, that “Business Records” shall not include any Excluded Records.

“Buyer” has the meaning ascribed to such term in the preamble.

“Buyer BDC Administrator” means Oaktree Fund Administration, LLC, a Delaware limited liability company.

“Buyer Escrow Account” has the meaning ascribed to such term in Section 2.6(b)(ii).

“Buyer Escrow Amount” has the meaning ascribed to such term in Section 2.6(b)(ii).

“Buyer Escrow Fund” has the meaning ascribed to such term in Section 8.7(b).

“Buyer Fund” means any Fund or other financial product or structure through which Buyer or any of its Affiliates provides Investment Management Services to any investor’s capital (whether directly or indirectly); provided that, for the avoidance of doubt, the BDCs shall be deemed, following the Closing, to be Buyer Funds.

“Buyer General Losses” has the meaning ascribed to such term in Section 8.1(a).

“Buyer Indemnified Party” has the meaning ascribed to such term in Section 8.1(a).

“Buyer Losses” has the meaning ascribed to such term in Section 8.1(a)(vi).

“Buyer Loss Sublimit” has the meaning ascribed to such term in Section 8.1(c).

“Buyer Portfolio Company” means the borrower or issuer of the loans, securities or other instruments in which a Buyer Fund has invested, either directly or through intermediate funds, vehicles or accounts formed to effectuate such investment, or the loans, securities or instruments distributed as a dividend thereon, in a reclassification with respect thereto or in an exchange therefor.

“Buyer Post-Closing Liabilities” means all Liabilities of Buyer and its Affiliates relating to (a) the investment advisory business conducted by Buyer pursuant to the New Investment Advisory Agreements from and after the Closing, (b) the New Investment Advisory Agreements, (c) the New Administration Agreements or (d) the use by Buyer or any of its Affiliates of the Transferred Assets from and after the Closing.

“Buyer Specified Indemnifiable Event” has the meaning ascribed to such term in Section 8.1(a)(viii).

“Buyer Specified Losses” has the meaning ascribed to such term in Section 8.1(a)(i).

“Change in Circumstance” means any material event or development or material change in circumstances with respect to FSAM or the Business that was not known to, and was not reasonably foreseeable by (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by), FSAM’s board of directors or any of FSAM’s directors or officers as of or prior to the date hereof that becomes known prior to the receipt of the FSAM Stockholder Approval, provided that such event, development or change does not relate to a Competing Transaction or Superior Proposal or any fluctuation in the market price or trading volume of the Class A common stock of FSAM.

“Citi Loan Agreement” means the Loan and Security Agreement, dated as of January 15, 2015, among FSFR, FS Senior Funding II LLC, Citibank, N.A., as administrative agent, Wells Fargo Bank, National Association, as collateral agent, and the lenders from time to time party thereto, as amended by First Amendment to Loan and Security Agreement, dated as of October 9, 2015, Second Amendment to Loan and Security Agreement, dated as of November 2, 2015, Third Amendment to Loan and Security Agreement, dated as of December 13, 2016, and Fourth Amendment to Loan and Security Agreement, dated as of March 23, 2017 (as further amended, restated, supplemented or otherwise modified from time to time).

“Claim Notice” has the meaning ascribed to such term in Section 8.3(a).

“Client” means any Person to which Seller provides Investment Management Services.

“Closing” has the meaning ascribed to such term in Section 2.6(a).

“Closing Date” has the meaning ascribed to such term in Section 2.6(a).

“Code” means the Internal Revenue Code of 1986.

“Competing Transaction” means any proposal or offer made by any Person (other than Buyer or any Affiliate of Buyer) to (a) purchase or otherwise acquire, in one transaction or a series of transactions, (i) more than fifty percent (50%) of (A) the assets of FSAM or Seller, (B) the equity of Seller or (C) the issued and outstanding shares of Class A common stock of FSAM or (ii) shares of FSAM Common Stock representing more than fifty percent (50%) of the voting power of all issued and outstanding FSAM Common Stock or (b) effectuate an assignment or novation of, or similar transaction involving, the Existing Investment Advisory Agreements.

“Competing Transaction Documentation” means any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting, or that would be reasonably expected to lead to, a Competing Transaction (other than a confidentiality agreement pursuant to Section 6.9).

“Consent” means any consent, approval, authorization, waiver, grant, agreement or exemption of any Person that is required in connection with the execution and delivery by Seller, FSAM, FSH or Buyer (as applicable) of this Agreement or any Ancillary Agreement to which it is a party or the consummation by Seller, FSAM, FSH or Buyer (as applicable) of the transactions contemplated by this Agreement or the Ancillary Agreements.

“Contract” means, whether written or oral, any agreement or other binding commitment, arrangement or understanding.

“control” (including the terms “controlled by” and “under common control with”) means, with respect to the relationship between or among two or more Persons, the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by Contract or otherwise.

“Control Agreements” means the FSC Control Agreement and FSFR Control Agreement.

“Debt Documents” has the meaning ascribed to such term in Section 6.15(b)(iii).

“Delaware Courts” has the meaning ascribed to such term in Section 10.10(c).

“Determination Notice” has the meaning ascribed to such term in Section 6.2(e)(i).

“Disclosure Schedules” means the disclosure schedules, dated as of the date hereof, as delivered by Seller to Buyer in connection with, and constituting a part of, this Agreement.

“Encumbrance” means any pledge, lien, security interest, mortgage, charge, claim or other encumbrance.

“End Date” has the meaning ascribed to such term in Section 9.1(a)(v).

“Enforceability Exceptions” has the meaning ascribed to such term in Section 3.2(a).

“Escrow Account” means the Buyer Escrow Account and the BDC Escrow Account.

“Escrow Agent” means Wells Fargo Bank, National Association.

“Escrow Agreement” means that certain Escrow Agreement, by and among Seller, Buyer and the Escrow Agent, substantially in the form set forth in Exhibit B.

“Escrow Amount” has the meaning ascribed to such term in Section 2.6(b)(ii).

“Escrow Fund” has the meaning ascribed to such term in Section 8.7(b).

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Liabilities” means all Liabilities of Seller and its Affiliates relating to (a) the conduct of the Business prior to the Closing, (b) the Existing Investment Advisory Agreements, (c) the Existing Administration Agreements or (d) the use by Seller or any of its Affiliates of the Transferred Assets prior to the Closing.

“Excluded Records” means all (a) files, records, data and information with respect to the employees of Seller or its Affiliates, (b) records, data and information with respect to any employee benefit plan established, maintained or contributed to by Seller or its Affiliates, (c) software licenses and operating keys for any proprietary software and source codes, (d) Tax Returns and Tax records of Seller and its Affiliates, (e) materials prepared for the board of directors of Seller or its Affiliates, (f) materials that are privileged for which Seller or an Affiliate of Seller does not have a common interest with Buyer, (g) all filings made with any Governmental Entity by Seller or its Affiliates relating to the Existing Investment Advisory Agreements, (h) all files, records, data and information with respect to the strategic review process undertaken by FSAM or its Affiliates as regards the sale of all or any part of their business, (i) any former portfolio company of the BDCs disposed by a BDC prior to January 1, 2013 and (j) all emails sent or received by any employee of FSAM or any of its controlled Affiliates except, in the case of any such employee that is terminated by FSAM or one of its controlled Affiliates and hired by Buyer or one of its Affiliates contemporaneously with, or within a reasonable time after, the Closing, any emails sent or received by such employee, in each case, to the extent relating to the provision of investment advisory, administrative or other services to a BDC and, for the avoidance of doubt, subject to the exception set forth in clause (f) of this definition.

“Existing Administration Agreements” means (a) that certain administration agreement by and between FSC CT and FSC, dated as of January 1, 2015, and (b) that certain administration agreement by and between FSC CT and FSFR, dated as of January 1, 2015.

“Existing Governmental Matters” means (a) the investigation by a Governmental Entity described in Section 1.1(a) of the Disclosure Schedules, and (b) any enforcement or related action brought by a Governmental Entity to the extent arising from the examination or investigation by a Governmental Entity described in Section 1.1(b) of the Disclosure Schedules.

“Existing Investment Advisory Agreements” means (a) that certain fourth amended and restated investment advisory agreement by and between Seller and FSC, dated as of March 20, 2017, and (b) that certain investment advisory agreement by and between Seller and FSFR, dated as of June 27, 2013.

“Expense Reimbursement” has the meaning ascribed to such term in Section 9.3(b).

“Filed SEC Documents” has the meaning ascribed to such term in the introductory paragraph of Article III.

“FIRPTA Certificate” means an affidavit issued by the owner of Seller’s assets for U.S. federal Tax purposes stating that such owner is not a foreign person, dated as of the Closing Date and in form and substance as required under Treasury Regulation §1.1445-2(b)(2).

“First Replacement Director” has the meaning ascribed to such term in Section 6.4(c).

“FSAM” has the meaning ascribed to such term in the preamble.

“FSAM Common Stock” means each share of the Class A and Class B common stock of FSAM, in each case, par value $0.01 per share.

“FSAM Confidentiality Agreement” has the meaning ascribed to such term in Section 6.7(a).

“FSAM Proxy Statement” has the meaning ascribed to such term in Section 6.2(a).

“FSAM Recommendation” means a recommendation by FSAM’s board of directors that the stockholders of FSAM approve this Agreement and the transactions contemplated hereby.

“FSAM Stockholder Approval” has the meaning ascribed to such term in Section 3.3.

“FSAM Stockholders Meeting” means the meeting of the stockholders of FSAM to be held for the purpose of voting on the matters requiring FSAM Stockholder Approval in respect of the transactions contemplated hereby.

“FSC” has the meaning ascribed to such term in the recitals.

“FSC Administration Agreement” means that certain Administration Agreement, to be dated as of the Closing Date, by and between FSC and Buyer BDC Administrator, substantially in the form set forth in Exhibit C.

“FSC Collateral Account” has the meaning ascribed to such term in Section 7.2(m).

“FSC Collateral Shares” has the meaning ascribed to such term in Section 8.1(d).

“FSC Control Agreement” means the Control Agreement (as defined in the FSC Pledge Agreement).

“FSC Covered Premium Amount” has the meaning ascribed to such term in Section 6.1(g).

“FSC CT” means FSC CT LLC, a Connecticut limited liability company (f/k/a FSC CT, Inc.).

“FSC Existing Investigation Defense Costs” has the meaning ascribed to such term in Section 8.1(a).

“FSC Indemnified Parties” means FSC and its Subsidiaries.

“FSC Investment Advisory Agreement” means that certain Investment Advisory Agreement, to be dated as of the Closing Date, by and between FSC and Buyer, substantially in the form set forth in Exhibit D.

“FSC Loss” has the meaning ascribed to such term in Section 8.1(a)(ii).

“FSC Pledge Agreement” means that certain Pledge and Security Agreement, to be dated as of the Closing Date, by and between FSC and FSH, substantially in the form set forth in Exhibit G.

“FSC Qualifying NAV Reduction” has the meaning ascribed to such term in Section 8.1(a)(iii).

“FSC Sumitomo Loan Agreement” means that certain Loan and Servicing Agreement, dated as of September 16, 2011, by and among Fifth Street Funding II, LLC, Fifth Street Finance Corp., Sumitomo Mitsui Banking Corporation, as administrative agent and collateral agent, and the lenders from time to time party thereto, as amended by Amendment No. 1 and Waiver to the Loan and Servicing Agreement, dated as of March 16, 2012, Amendment No. 2 to the Loan and Servicing Agreement, dated as of October 30, 2013, and Amendment No. 3 to the Loan and Servicing Agreement and Amendment No. 1 to Purchase and Sale Agreement, Custody Agreement and Securities Account Control Agreement, dated as of August 17, 2015.

“FSC Threshold Amount” has the meaning ascribed to such term in Section 8.1(b)(i).

“FSC Voting Agreement” has the meaning ascribed to such term in the recitals.

“FSFR” has the meaning ascribed to such term in the recitals.

“FSFR Administration Agreement” means that certain Administration Agreement, to be dated as of the Closing Date, by and between FSFR and Buyer BDC Administrator, substantially in the form set forth in Exhibit E.

“FSFR Collateral Account” has the meaning ascribed to such term in Section 7.2(m).

“FSFR Collateral Shares” has the meaning ascribed to such term in Section 8.1(e).

“FSFR Control Agreement” means the Control Agreement (as defined in the FSFR Pledge Agreement).

“FSFR Covered Premium Amount” has the meaning ascribed to such term in Section 6.1(g).

“FSFR Existing Investigation Defense Costs” has the meaning ascribed to such term in Section 8.1(a).

“FSFR Indemnified Parties” means FSFR and its Subsidiaries.

“FSFR Investment Advisory Agreement” means that certain Investment Advisory Agreement, to be dated as of the Closing Date, by and between FSFR and Buyer, substantially in the form set forth in Exhibit F.

“FSFR Loss” has the meaning ascribed to such term in Section 8.1(a)(iv).

“FSFR Pledge Agreement” means that certain Pledge and Security Agreement, to be dated as of the Closing Date, by and between FSFR and FSH, substantially in the form set forth in Exhibit H.

“FSFR Qualifying NAV Reduction” has the meaning ascribed to such term in Section 8.1(a)(v).

“FSFR Threshold Amount” has the meaning ascribed to such term in Section 8.1(b)(ii).

“FSFR Voting Agreement” has the meaning ascribed to such term in the recitals.

“FSH” has the meaning ascribed to such term in the preamble.

“Fund” means any investment fund, vehicle or account, including a general or limited partnership, a limited liability company, a trust, a corporation or a commingled fund, in each case, organized in any jurisdiction.

“GAAP” means United States generally accepted accounting principles.

“General Losses” means all losses, direct, consequential, special, incidental or indirect damages, lost profits, diminution of value or similar items (other than punitive damages), claims, costs, expenses (including actual attorneys’ fees), interest, awards, judgments and penalties; provided that, notwithstanding anything to the contrary in the foregoing, “General Losses” shall include a Person’s ability to recover any punitive damages to the extent awarded to a third party in connection with a Third Party Claim; provided, further, that, notwithstanding anything to the contrary in the foregoing, “General Losses” shall not include (a) reputational damages or (b) any consequential, special, incidental or indirect damages, lost profits, diminution of value or similar items (other than any such damages, lost profits or similar items actually paid to the extent awarded to a third party in connection with a Third Party Claim) to the extent they arise out of (i) any Action that has been settled among the parties thereto prior to the date hereof, (ii) the signing of this Agreement or the Closing (other than a breach of this Agreement) or (iii) the Existing Governmental Matters.

“General Survival Date” has the meaning ascribed to such term in Section 10.1.

“Glick JV LLC Agreement” means the Limited Liability Company Agreement, dated as of October 20, 2014, between FSFR and GF Equity Funding 2014 LLC, as amended by Amendment No. 1 thereto, dated as of June 29, 2015, and Amendment No. 2 thereto, dated as of August 20, 2015 (as further amended, supplemented, restated or otherwise modified from time to time).

“Glick JV Loan Agreement” means the Loan and Servicing Agreement, dated as of April 17, 2015, among FSFR Glick JV Funding LLC, FSFR Glick JV LLC, Credit Suisse AG, Cayman Islands Branch, as administrative agent, Wells Fargo Bank, National Association, as collateral agent, account bank and collateral custodian, each of the lenders from time to time party thereto and each of the lender agents from time to time party thereto, as amended by First Amendment to Loan and Servicing Agreement, dated as of March 31, 2016 (as further amended, supplemented, restated or otherwise modified from time to time).

“Governmental Entity” means any federal, national, state, provincial, local or other government, governmental, regulatory or administrative authority, agency, commission or self-regulatory organization, including any court, tribunal or other judicial body, in each case domestic or foreign.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Incremental BDC Proxy Costs” has the meaning ascribed to such term in Section 6.8.

“Indebtedness” means (a) all obligations of the BDCs and their respective Subsidiaries for borrowed money, (b) all obligations of the BDCs and their respective Subsidiaries evidenced by notes, bonds, debentures or similar instruments, (c) all obligations of the BDCs and their respective Subsidiaries (calculated as the maximum amount payable under or pursuant to such obligation) for the deferred purchase price of property or services (other than obligations for inventory, services and supplies incurred in the ordinary course of business), (d) all obligations of the BDCs and their respective Subsidiaries under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination value thereof assuming termination on the Closing Date), (e) all obligations of the BDCs and their respective Subsidiaries under leases that are required to be capitalized under GAAP, (f) all guarantees issued by any BDC or its Subsidiary of any Indebtedness of any Person other than any BDC and (g) all accrued and unpaid interest, penalties, fees and other charges related to any of the foregoing. For the avoidance of doubt, (i) Indebtedness shall exclude obligations solely between or among the BDCs and (ii) Indebtedness shall not include undrawn letters of credit or performance bonds (but will include all obligations under letters of credit or performance bonds that are drawn or will be drawn as a result of the consummation of Closing).

“Indemnifiable Losses” means Buyer Losses, Seller Losses and BDC Net Losses.

“Indemnified Parties” has the meaning ascribed to such term in Section 8.2.

“Indemnified Proxy Costs” has the meaning ascribed to such term in Section 6.8.

“Indemnifying Party” has the meaning ascribed to such term in Section 8.3(a).

“Indemnitees” has the meaning ascribed to such term in Section 6.15(c).

“Indicia” has the meaning ascribed to such term in Section 10.15(a).

“Information Transfer Plan” has the meaning ascribed to such term in Section 6.20.

“ING Credit Agreement” means the Amended and Restated Senior Secured Revolving Credit Agreement, dated as of February 22, 2011, among FSC, ING Capital LLC, as administrative agent, arranger and bookrunner, Royal Bank of Canada, as documentation agent and the lenders party thereto, as amended by Amendment No. 1 to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of July 8, 2011, Incremental Assumption Agreement, dated as of July 8, 2011, Waiver Letter, dated as of August 3, 2011, Amendment No. 2 to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of November 29, 2011, Amendment No. 3 to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of February 29, 2012, Amendment No. 4 to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of November 30, 2012, Amendment No. 5 to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of August 6, 2013, Amendment No. 6 to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of September 13, 2013, Waiver to Senior Secured Revolving Credit Agreement, dated as of December 11, 2015, and Amendment No. 7 to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of December 18, 2015 (as further amended, restated, supplemented or otherwise modified from time to time).

“Insurance Sharing Agreement” means the Insurance Sharing Agreement, dated as of February 6, 2017, among FSC, FSFR and FSAM (as in effect on the date hereof).

“Interloper BDC Proxy Costs” has the meaning ascribed to such term in Section 6.8.

“Investment Company Act” means the Investment Company Act of 1940.

“Investment Management Services” means any services that involve (a) the management of a Fund (or portions thereof or a group of Funds) for compensation, (b) the giving of advice with respect to the investment or reinvestment of assets or Funds (or any group of assets or Funds) for compensation or (c) otherwise acting as an “investment adviser” within the meaning of the Advisers Act and performing activities related or incidental thereto.

“Knowledge of Seller” means the actual knowledge of the natural persons listed on Schedule 1.1(a).

“Law” means any federal, state or local statute, law, rule, administrative code, regulation, Order, consent, directive, policy, decision or other requirement of any Governmental Entity.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise.

“Made Available” means, with respect to documents or other materials, that such documents or other materials were provided to Buyer by Seller or its Affiliates, either through physical or electronic delivery or through the availability of such documents or other materials in the virtual data room located at https://services.intralinks.com/ui/flex/CIX.html?workspaceId=3800562 at least three (3) Business Days prior to the date hereof.

“Material Adverse Effect” means any event, change, circumstance, effect, development, condition or occurrence, that, individually or together with any one or more event, changes, circumstances, effects, developments, conditions or occurrences, has a material adverse effect on the financial condition or results of operations of the Business; provided, however, a Material Adverse Effect shall not include and, in determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur, shall be deemed not to include any adverse event, change, circumstance, effect, development, condition or occurrence resulting from, arising out of or relating to: (a) economic or securities or financial market conditions generally (including changes in interest rates or changes in equity prices and corresponding changes in the value of the assets of Clients related thereto); (b) a change or condition affecting business development companies or the investment advisory or the investment management industry generally; (c) any changes after the date hereof in applicable Law or GAAP or the interpretation or enforcement of either of the foregoing, or changes in general legal, regulatory or political conditions; (d) any downgrade or potential downgrade of ratings of FSAM, FSH, Seller, any of their respective Affiliates, the BDCs, any subsidiary of a BDC or any borrower of any loan originated by a BDC (each, a “BDC Borrower”) or any change in the market price of any securities of FSAM, FSH, Seller, any of their respective Affiliates, the BDCs, any subsidiary of a BDC or any BDC Borrower, provided that the underlying events leading to such downgrade or change in market price (subject to the other provisions of this definition) shall be considered in determining whether a Material Adverse Effect has occurred or would be reasonably likely to occur; (e) acts of terrorism or war, including the engagement by the United States of America or any other country in hostilities, and whether or not pursuant to a declaration of a national emergency or war, or any pandemics, earthquakes, hurricanes, tropical storms, floods, fires or other natural disasters; (f) any action taken or failed to be taken by FSAM, FSH, Seller, any of their respective Affiliates, the BDCs, any subsidiary of a BDC or their respective Representatives, in each case, at the written request of Buyer or that is required or reasonably contemplated by this Agreement or any of the Ancillary Agreements; (g) any failure, in and of itself, by FSAM, FSH, Seller, any of their respective Affiliates, the BDCs, any subsidiary of a BDC or any BDC Borrower to meet any internal, third-party analyst’s or rating agency’s forecast or projection (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall be excluded); or (h) any pending, initiated or threatened Action against FSAM, FSH, Seller, any BDC or any of their respective Affiliates or any of their respective directors or officers arising out of this Agreement, any of the Ancillary Agreements or the transactions contemplated hereby or thereby or any Excluded Liabilities; (i) any action taken by Buyer or any of its Affiliates or Representatives; (j) the negotiation, execution, announcement or performance of this Agreement or any of the Ancillary Agreements or the pendency or consummation of the transactions contemplated by this Agreement or the Ancillary Agreements (including the impact thereof on relationships, contractual or otherwise, with Clients); or (k) the identity of or any facts related to Buyer; except, in the case of clauses (a), (b), (c) and (e), to the extent that such event, change, circumstance, effect, development, condition or occurrence is disproportionately adverse to the Business relative to the business of other investment advisers similarly situated to Seller providing investment advisory or investment management services to business development companies.

“Material Contracts” means (a) the Existing Administration Agreements and (b) the Existing Investment Advisory Agreements.

“Material Debt Agreements” means the Citi Loan Agreement, the ING Credit Agreement, the FSC Sumitomo Loan Agreement, the Natixis Indenture, the Glick JV Loan Agreement, the SLF JV I Loan Agreement, the SLF JV II Loan Agreement, the Loan and Security Agreement, dated as of January 6, 2016, between FSFR and East West Bank, as lender, and the Fixed Rate Notes due March 1, 2019, October 30, 2024 and April 30, 2028, issued pursuant to the Indenture, dated April 30, 2012, between FSC and Deutsche Bank Trust Company Americas, as trustee, and the SBA Debentures.

“Materials” has the meaning ascribed to such term in Section 10.15(b).

“Natixis Indenture” means the Indenture, dated as of May 28, 2015, among FS Senior Funding Ltd., as issuer, FS Senior Funding CLO LLC, as co-issuer, and Wells Fargo Bank, National Association, as trustee (as amended, supplemented, restated or otherwise modified from time to time).

“Natixis Sub-Advisory Agreement” means the Sub-Advisory Agreement, dated May 28, 2015, between FSFR and Seller.

“NAV” means, with respect to a BDC as of the applicable date of determination, the net asset value of such BDC as of such date of determination, as determined by the board of directors of such BDC.

“New Administration Agreements” means the FSC Administration Agreement and the FSFR Administration Agreement.

“New Investment Advisory Agreements” means the FSC Investment Advisory Agreement and the FSFR Investment Advisory Agreement.

“Order” means any order, writ, judgment, injunction, decree, determination or award entered by or with any Governmental Entity.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its articles or certificate of incorporation or memorandum and articles of association, as applicable, and bylaws and (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement.

“Other Determination Notice” has the meaning ascribed to such term in Section 6.2(e)(ii).

“Outstanding BDC Claims” has the meaning ascribed to such term in Section 8.7(d).

“Outstanding Buyer Claims” has the meaning ascribed to such term in Section 8.7(c).

“Payoff Amount” means the total amount required to be paid to fully satisfy any and all obligations related to any borrowings under the Sumitomo Credit Agreement.

“Pending Sale Agreement” means any definitive agreement, duly executed and delivered as of the date of this Agreement, relating to the disposition, lease or license (whether by merger, sale of stock, sale of assets or otherwise) of (a) any BDC Portfolio Investment or (b) any corporation, partnership, limited liability company, other business organization or any division or all or any portion of the assets, business or properties of any other Person, or material amount of assets thereof, in each case which has not, as of the date of this Agreement, been consummated in accordance with its terms.

“Permits” means all approvals, Orders, authorizations, certificates, franchises, grants, licenses, notices, permits and waivers issued by any Governmental Entity.

“Permitted Encumbrances” means (a) Encumbrances for current Taxes, assessments and other government or statutory charges not yet due or payable or which are being contested in good faith by appropriate proceedings, (b) Encumbrances of any materialmen, mechanics, workmen, repairmen, contractors, warehousemen, carriers, suppliers, vendors or equivalent Encumbrances arising in the ordinary course of business, (c) Encumbrances created by applicable Law (including securities Laws) or by this Agreement or any Ancillary Agreement and (d) Encumbrances that do not otherwise materially affect the use of or materially diminish the value of any Transferred Asset.

“Person” means any natural person or any firm, partnership, limited liability partnership, association, corporation, limited liability company, joint venture, trust, business trust, sole proprietorship, Governmental Entity or other entity or any division thereof.

“Pledge Agreements” means the FSC Pledge Agreement and FSFR Pledge Agreement.

“Portfolio Change” has the meaning ascribed to such term in Section 6.1(d).

“Principal” means Leonard M. Tannenbaum.

“Purchase Price” has the meaning ascribed to such term in Section 2.4.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, partners, members, Affiliates, financial advisors, attorneys, accountants, consultants, agents and other similar representatives acting on behalf of such Person.

“Retained BDC Escrow Amount” has the meaning ascribed to such term in Section 8.7(d).

“Retained Buyer Escrow Amount” has the meaning ascribed to such term in Section 8.7(c).

“Rules” has the meaning ascribed to such term in Section 10.10(a).

“SBA Debentures” has the meaning ascribed to such term in Section 7.1(g).

“SEC” means the Securities and Exchange Commission and any successor thereto.

“Second Replacement Director” has the meaning ascribed to such term in Section 6.4(c).

“Section 203 Waiver” means a resolution of the board of directors of any BDC pursuant to Section 203(a)(1) of the General Corporation Law of the State of Delaware approving the acquisition of beneficial ownership of shares of common stock of such BDC by Buyer or any of its Affiliates pursuant to the Voting Agreements and the Pledge Agreements (including as a result of the exercise of any rights thereunder) and any fees and other payments to be received by Buyer, Buyer BDC Administrator and any of their respective successors and assigns under the New Investment Advisory Agreements and the New Administration Agreements, respectively, provided that such resolution shall be irrevocable upon the completion of the Closing and substantially in the form of Schedule 1.1(b).

“Securities Act” means the Securities Act of 1933.

“Seller” has the meaning ascribed to such term in the preamble.

“Seller Adverse Recommendation Change” has the meaning ascribed to such term in Section 6.3(a).

“Seller Confidentiality Agreement” has the meaning ascribed to such term in Section 6.9(b).

“Seller Indemnified Party” has the meaning ascribed to such term in Section 8.2.

“Seller Loss” has the meaning ascribed to such term in Section 8.2.

“Seller Name” has the meaning ascribed to such term in Section 10.15(a).

“Seller Recommendation” has the meaning ascribed to such term in Section 6.3(a).

“SLF JV I LLC Agreement” means the Limited Liability Company Agreement, dated as of May 2, 2014, between FSC and Trinity Universal Insurance Company, as amended by Amendment No. 1 thereto, dated as of July 1, 2014, and Amendment No. 2 thereto, dated as of April 29, 2015 (as further amended, supplemented, restated or otherwise modified from time to time).

“SLF JV I Loan Agreement” means the Loan Financing and Servicing Agreement, dated as of June 30, 2014, among SLF JV I Funding LLC, Senior Loan Fund JV I, LLC, Deutsche Bank AG, New York Branch, as administrative agent, Wells Fargo Bank, National Association, as collateral agent, the lenders from time to time party thereto and the agents from time to time party thereto, as amended by First Amendment to Loan Financing and Servicing Agreement, dated as of March 25, 2016, Second Amendment to Loan Financing and Servicing Agreement, dated as of June 3, 2016, and Third Amendment to Loan Financing and Servicing Agreement, dated as of December 23, 2016 (as further amended, supplemented, restated or otherwise modified from time to time).

“SLF JV II Loan Agreement” means the Loan and Servicing Agreement, dated as of July 7, 2015, among SLF JV II Funding LLC, Senior Loan Fund JV I, LLC, Credit Suisse AG, Cayman Islands Branch, as administrative agent, Wells Fargo Bank, National Association, as collateral agent, account bank and collateral custodian, the lenders from time to time party thereto and the lender agents from time to time party thereto, as amended by First Amendment to Loan and Servicing Agreement, dated as of March 31, 2016, and Second Amendment to Loan and Servicing Agreement, dated as of December 23, 2016 (as further amended, supplemented, restated or otherwise modified from time to time).

“Specified Debt Agreements” means the Citi Loan Agreement, the ING Credit Agreement, the FSC Sumitomo Loan Agreement, the Natixis Indenture, the Glick JV Loan Agreement, the SLF JV I Loan Agreement and the SLF JV II Loan Agreement.

“Specified Survival Date” has the meaning ascribed to such term in Section 10.1.

“Subsidiary” means, in respect of any Person, any corporation or other legal entity of which such Person (either alone or together with other Subsidiaries of such Person) owns, directly or indirectly, more than fifty percent (50%) of the voting securities or other voting ownership or voting partnership interests sufficient to elect at least a majority of such entity’s board of directors or other governing body (or, if there are no such voting interests, more than fifty percent (50%) of the stock or other equity interests of such entity); provided, however, that (a) no Person shall be deemed to be a Subsidiary of any Person solely by reason of the fact that such Person is a Client, (b) the Buyer Funds and Buyer Portfolio Companies shall be deemed not to be Subsidiaries of Buyer, (c) each of Senior Loan Fund JV I, LLC, a Delaware limited liability company, and SLF JV II Funding LLC, a Delaware limited liability company, shall be deemed to be a Subsidiary of FSC and (d) FSFR Glick JV LLC, a Delaware limited liability company, shall be deemed to be a Subsidiary of FSFR.

“Successor Agent” has the meaning ascribed to such term in Section 6.10(e).

“Sumitomo Credit Agreement” means the Amended and Restated Credit Agreement, dated as of June 30, 2017, among FSH, as borrower, certain subsidiaries of FSH, as guarantors, Sumitomo Mitsui Banking Corporation, as administrative agent, Cortland Capital Market Services LLC, as collateral agent, and each of the lenders from time to time party thereto (as amended, supplemented, restated or otherwise modified from time to time).

“Sumitomo Payoff Letter” has the meaning ascribed to such term in Section 6.21.

“Sumitomo Security Agreement” means the Security Agreement, dated as of June 30, 2017, among FSH, as borrower, and each other grantor from time to time party thereto, and Cortland Capital Market Services LLC, as collateral agent (as amended, supplemented, restated or otherwise modified from time to time).

“Superior Proposal” means any bona fide unsolicited written proposal or offer providing for a transaction that (a) if consummated would result in a third party acquiring more than fifty (50%) of the voting power and economic value of the outstanding FSAM Common Stock or all or substantially all of the assets of FSAM (including, for the avoidance of doubt, as effectuated pursuant to an assignment or novation of, or similar transaction involving, the Existing Investment Advisory Agreements) and (b) FSAM’s board of directors determines in good faith, after consultation with its outside counsel and a financial advisor of nationally recognized reputation, (i) provides to Seller or its direct or indirect owners consideration having an aggregate value in excess of $320.0 million (or, in respect of any proposal to acquire less than one hundred percent (100%) of the voting power and economic value of the FSAM Common Stock, having an aggregate value that is proportionally equivalent to $320.0 million with respect to percentage of the voting power and economic value of the FSAM Common Stock that is proposed to be acquired) and (ii) is reasonably capable of being consummated on the terms proposed, taking into account the consideration offered in such transaction, the identity and reputation of such third party and the likelihood such transaction could be consummated on the terms and conditions proposed by such third party, including those relating to financing and the availability thereof and required stockholder and regulatory approvals.

“Survival Date” has the meaning ascribed to such term in Section 10.1.

“Tannenbaum Foundation” has the meaning ascribed to such term in the recitals.

“Tannenbaum Trust” has the meaning ascribed to such term in the recitals.

“Tax” means any federal, state, local, non-U.S. or other income, alternative, minimum, accumulated earnings, personal holding company, franchise, unincorporated business, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, excise, custom duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental, real and personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, escheat, withholding, estimated or other similar tax, duty or other charge or assessment by a Governmental Entity or deficiencies thereof (including amounts imposed for failure to file or provide correct or timely information to any Governmental Entity or third parties) and any interest, penalties (including promoter penalties), additions to tax and additional amounts imposed by any Governmental Entity.

“Tax Return” means any return, declaration, report or similar statement required to be filed with respect any Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.

“Termination Fee” has the meaning ascribed to such term in Section 9.3(a).

“Third Party Claim” has the meaning ascribed to such term in Section 8.3(b).

“Transfer Taxes” means all federal, state, local, non-U.S. or other sales (including bulk sales), use, transfer, recording, privilege, documentary, gains, gross receipts, registration, conveyance, excise, license, stamp, duties or similar Taxes and fees incurred in connection with the purchase and sale of the Transferred Assets described in Section 2.1 of this Agreement; provided, however, that “Transfer Taxes” shall not include any income, franchise, capital, net worth or similar Taxes or withholding Taxes in lieu of income, franchise, capital, net worth or similar Taxes.

“Transferred Assets” means the properties, assets, Contracts and rights set forth on Schedule 1.1(c).

“Voting Agreements” has the meaning ascribed to such term in the recitals.

“Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission by a party with the actual knowledge that the taking of such action or failure to take such action would be a material breach of this Agreement, or as otherwise contemplated by the last sentence of Section 6.15(a).

Section 1.2           Interpretation and Construction. Unless otherwise expressly provided, for purposes of this Agreement the following rules of interpretation and construction shall apply:

(a)          The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(b)          When a reference is made in this Agreement to the preamble, the recitals or to an article, section, paragraph, exhibit or schedule, such reference shall be to the preamble, the recitals or to an article, section, paragraph, exhibit or schedule of this Agreement.

(c)          Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(d)          The words “hereof,” “herein” and “herewith” and words of similar import shall be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e)          The word “or” shall not be exclusive.

(f)          The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other tenses and grammatical forms shall have a corresponding meaning.

(g)          A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.

(h)          A reference to “$,” “U.S. dollars” or “dollars” shall mean the legal tender of the United States of America.

(i)          A reference to any legislation or to any provision of any legislation shall include any amendment thereto, any modification or re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto (including any amendment to, or modification of, such rules, regulations or statutory instruments).

(j)          A reference to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified.

(k)          The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. Further, prior drafts of this Agreement or any Ancillary Agreements or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement or any Ancillary Agreements shall not be used as an aid of construction or otherwise constitute evidence of the intent of the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of such prior drafts.

(l)          All exhibits and schedules (including the Disclosure Schedules) are incorporated in and made a part of this Agreement as if set forth in full herein. For purposes of the representations and warranties or covenants of Seller, FSAM and FSH, any fact, circumstance, matter or item disclosed in any section of the Disclosure Schedules shall be deemed to have been adequately disclosed in any other section of the Disclosure Schedules if it is specifically cross referenced or reasonably apparent from such disclosure or the documentation referenced therein that such disclosure is relevant to the representation, warranty or covenants of Seller, FSAM and FSH to which such other section of the Disclosure Schedules relates. Disclosure of any item in any section of the Disclosure Schedules shall not constitute or be deemed an admission or indication that such item or matter is material or would have a Material Adverse Effect, and shall not imply a measure for materiality for purposes of this Agreement. No disclosure in a section of the Disclosure Schedules relating to a possible breach or violation of any Contract or Law shall be construed as an admission or indication to any Person that a breach or violation exists or has actually occurred. Any capitalized terms used in any section of the Schedules, Disclosure Schedules or in any Exhibit and not otherwise defined therein shall have the meaning ascribed to such term in this Agreement.

Article II

PURCHASE AND SALE OF ASSETS

Section 2.1           Purchase and Sale of Transferred Assets. Upon the terms and subject to the conditions set forth herein, at the Closing, Seller shall sell, convey, assign and transfer to Buyer, and Buyer shall purchase, acquire and accept from Seller, free and clear of all Encumbrances, all of Seller’s right, title and interest in and to the Transferred Assets.

Section 2.2           Buyer Post-Closing Liabilities. Upon the terms and subject to the conditions set forth herein or in the applicable Ancillary Agreement, at the Closing, Buyer or the applicable Affiliate thereof shall be responsible for, satisfy and discharge when due all Buyer Post-Closing Liabilities.

Section 2.3           Exclusion of Excluded Liabilities. Notwithstanding any other provision herein to the contrary, Buyer shall not assume or become responsible hereunder for any Excluded Liabilities.

Section 2.4           Purchase Price. The purchase price to be paid by Buyer to Seller in the aggregate for the purchase of the Transferred Assets shall be an amount in cash equal to three hundred twenty million dollars ($320,000,000) (the “Purchase Price”).

Section 2.5           Purchase Price Allocation. Buyer and Seller agree to allocate the Purchase Price, the Buyer Post-Closing Liabilities and other relevant items for Tax purposes as set forth on Schedule 2.5 (the “Allocation Statement”). If the Purchase Price is required to be adjusted pursuant to Article VIII after the Allocation Statement has been initially provided, then appropriate adjustments shall be made to the Allocation Statement to reflect any such adjustments, in a manner consistent with the principles utilized in the initial preparation of the Allocation Statement. Buyer and Seller agree to (a) be bound, and cause their respective Affiliates to be bound by the Allocation Statement, (b) prepare and file, and cause their respective Affiliates to prepare and file, in each case, their respective Tax Returns consistent with the Allocation Statement and (c) take no position, and cause their Affiliates to take no position, inconsistent with the Allocation Statement on any applicable Tax Return or in any proceeding by or before any Governmental Entity, in each case, except as required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign tax law). In the event that any item on the Allocation Statement is disputed by any Governmental Entity, the party receiving notice of such dispute shall promptly notify the other party. Seller, on the one hand, and Buyer, on the other hand, agree to reasonably cooperate with each other in preparing IRS Form(s) 8594, and to furnish each other with a copy of such Form(s) prepared in draft form within a reasonable period of time prior to its filing due date.

Section 2.6           Closing.

(a)          Upon the terms and subject to the conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall occur at 10:00 a.m. (Eastern Time) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036-6522, or at such other location as may be mutually agreed by Buyer and Seller, two (2) Business Days following the date as of which all applicable conditions in Article VII have been satisfied or waived (other than any such condition that relates to actions to be taken, or documents to be delivered, at the Closing), or on such other date as may be mutually agreed by Buyer and Seller (such date, the “Closing Date”).

(b)          At the Closing,

(i)           Buyer shall deliver or cause to be delivered to Seller:

(1)         cash in an amount equal to the Purchase Price, less the Payoff Amount, less the Escrow Amount, by wire transfer to the account designated in writing by Seller to Buyer at least two (2) Business Days prior to the Closing Date;

(2)         cash by wire transfer of immediately available funds to an account or accounts designated by Sumitomo Mitsui Banking Corporation in an amount equal to the Payoff Amount;

(3)         the Ancillary Agreements, each duly executed by Buyer or Buyer BDC Administrator, as the case may be (and, in the case of the Escrow Agreement, by the Escrow Agent, and, in the case of the Pledge Agreements and the Control Agreements, by the respective parties thereto); and

(4)         the certificate required pursuant to Section 7.3(c).

(ii)         Buyer shall deliver to the Escrow Agent, (A) for deposit in an escrow account (the “Buyer Escrow Account”), thirty-two million dollars ($32,000,000) (the “Buyer Escrow Amount”) and (B) for deposit in a second escrow account (the “BDC Escrow Account”), ten million dollars ($10,000,000) (the “BDC Escrow Amount,” and together with the Buyer Escrow Amount, the “Escrow Amount”), to be held by the Escrow Agent in the applicable Escrow Account and distributed by the Escrow Agent in accordance with the terms of the Escrow Agreement and the applicable provisions of this Agreement.

(iii)         FSH shall deliver a fully executed Sumitomo Payoff Letter.

(iv)         Seller shall deliver or cause to be delivered to Buyer:

(1)         the Transferred Assets, to the extent applicable;

(2)         the Ancillary Agreements to which Seller or a Subsidiary of Seller is a party, each duly executed by Seller or its applicable Subsidiary (and, in the case of the Escrow Agreement, by the Escrow Agent, and, in the case of the Pledge Agreements and the Control Agreements, by the respective parties thereto); and

(3)         the certificate required pursuant to Section 7.2(c).

Section 2.7           Withholding. Buyer shall be entitled to deduct and withhold or cause to be deducted and withheld from amounts otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to such payments under any provision of federal, state, local or foreign Tax law; provided that prior to deducting and withholding any such amounts, Buyer shall use reasonable efforts to provide Seller with prior written notice of its intent to deduct and withhold, shall cooperate in good faith with Seller to reduce (or eliminate) the deduction or withholding of such amounts, and shall remit such deducted and withheld amounts to the appropriate Governmental Entity for and on behalf of Seller. Any amounts so deducted and withheld will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The parties acknowledge that, assuming an executed FIRPTA Certificate has been delivered at or before the Closing, as of the date hereof they do not have any knowledge that withholding will be required pursuant to this Section 2.7, and absent a change in facts, Law or circumstances, the Buyer shall not deduct and withhold from amounts otherwise payable to the Seller pursuant to this Agreement.

Article III

REPRESENTATIONS AND WARRANTIES OF FSAM AND FSH

Except as disclosed in (a) the Disclosure Schedules or (b) in any report, schedule, form, statement or other document filed with, or furnished to, the SEC since January 1, 2015 by FSAM or any BDC and publicly available on the website http://www.sec.gov three (3) Business Days prior to the date of this Agreement (the “Filed SEC Documents”) (provided that nothing disclosed in the Filed SEC Documents shall be deemed to be a qualification or modification to the representations and warranties set forth in Section 3.2(a) and Section 3.3), in each case, other than disclosures contained in the “Risk Factors” or “Forward Looking Statements” sections of such Filed SEC Documents and any other disclosures included in such Filed SEC Documents to the extent they are predictive or forward-looking in nature, each of FSAM and FSH hereby represents and warrants to Buyer on the date hereof and on the Closing Date, with respect to itself and with respect to its business as conducted by it, as follows:

Section 3.1           Organization. Each of FSAM and FSH: (a) is duly organized and validly existing in good standing as a corporation or other legal entity under the laws of the State of Delaware; (b) has full corporate or other legal power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets as currently owned, leased or operated in connection with its business; and (c) is duly qualified to do business and in good standing as a foreign or alien Person, as the case may be, in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its properties or assets makes such qualification necessary, except where the failure to be so qualified, would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

Section 3.2           Authority; Enforceability; Non-Contravention.

(a)          Each of FSAM and FSH has full corporate or other legal power and authority to execute and to deliver this Agreement and, in the case of FSH, the Voting Agreements, and to consummate the transactions contemplated hereby and thereby. Subject to obtaining the FSAM Stockholder Approval, each of FSAM and FSH has taken all necessary corporate or other entity action to authorize the execution and performance of this Agreement and, in the case of FSH, the Voting Agreements, by it. This Agreement and, in the case of FSH, the Voting Agreements been duly executed and delivered by each of FSAM and FSH, as the case may be, and, assuming due authorization, execution and delivery of this Agreement by each of Seller and Buyer, is the valid and binding obligation of each of FSAM and FSH, as the case may be, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws of general application now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and general principles of equity, whether considered in a proceeding at law or in equity (the “Enforceability Exceptions”).

(b)          Assuming the filing of notice under the HSR Act (and the expiration or early termination of the applicable waiting period) and the receipt of all approvals of stockholders and boards of directors contemplated by Section 6.2 and Section 6.3, the execution, delivery and performance of this Agreement and, in the case of FSH, the Voting Agreements will not, with or without the giving of notice or passage of time or both, (i) require the consent of any Person under, conflict with, violate, result in a default, termination, right to accelerate or modification or loss of rights under (whether or not in combination with any other event or circumstance), or result in the creation or imposition of any Encumbrance pursuant to, any provision of any note, bond, mortgage, deed of trust, lease, license, agreement, indenture or other instrument or obligation to which FSAM or FSH is a party or by which any of their respective properties or assets are bound, (ii) violate any provision of the Organizational Documents of FSAM or FSH or (iii) violate any applicable Law, except, in the case of the foregoing clause (i), as would not, individually or in the aggregate, reasonably be likely to (A) have a Material Adverse Effect or (B) prohibit or materially impair the ability of FSAM or FSH to consummate the transactions contemplated hereby or perform its obligations hereunder on a timely basis, as applicable.

Section 3.3           Vote Required. The approval of this Agreement and the transactions contemplated hereby (i) by the holders of at least a majority of the voting power of the outstanding shares of FSAM Common Stock entitled to vote thereon at the FSAM Stockholders Meeting pursuant to Section 271 of the General Corporation Law of the State of Delaware (the “FSAM Stockholder Approval”) and (ii) by written consent of the general partner of FSH, are the only approvals of the equity holders of FSAM and FSH, respectively, required in connection with the consummation of the transactions contemplated hereby.

Section 3.4           Information Supplied. The written information (i) in the FSAM Proxy Statement and (ii) relating to FSAM provided by FSAM to a BDC expressly for inclusion in the BDC Proxy Solicitation Materials will not contain, in the cause of clause (i), as of the date of the FSAM Proxy Statement, or, in the cause of clause (ii), on the date so provided to a BDC, any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.5           No Other Representations and Warranties. Neither FSAM nor FSH is making, nor has it authorized any Person to make, any representation or warranty of any kind or nature expressed or implied other than as expressly made in this Article III. The representations and warranties of each of FSAM and FSH in this Article III constitute the sole and exclusive representations and warranties made by FSAM and FSH in connection with the transactions contemplated by this Agreement and the Ancillary Agreements. In particular, without limiting the generality of this Section 3.5, except for the representations and warranties made expressly in this Article III, FSAM and FSH are not making and have not authorized any Person to make any representation or warranty, and expressly disclaim all Liability and any responsibility for any such representation or warranty, with respect to (a) any estimates, predictions, projections, pro-forma financial information, forecasts or budgets previously Made Available to (or otherwise prepared for or acquired by) Buyer or any of its Affiliates or Representatives concerning future revenues, expenses, expenditures, financial condition, assets, Liabilities or results of operations of Seller or its Affiliates, (b) any other information Made Available to Buyer or any of its Affiliates or Representatives in connection with the negotiation and execution of this Agreement and the Ancillary Agreements or (c) any other information or documents Made Available to Buyer or any of its Affiliates or Representatives with respect to Seller or its Affiliates.

Article IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in (a) the Disclosure Schedules or (b) any Filed SEC Documents (provided that nothing disclosed in the Filed SEC Documents shall be deemed to be a qualification or modification to the representations and warranties set forth in Section 4.2(a), Section 4.2(b) or Section 4.14), in each case, other than disclosures contained in the “Risk Factors” or “Forward Looking Statements” sections of such Filed SEC Documents and any other disclosures included in such Filed SEC Documents to the extent they are predictive or forward-looking in nature, Seller hereby represents and warrants to Buyer on the date hereof and on the Closing Date, with respect to itself and with respect to the Business as conducted by it, as follows:

Section 4.1           Organization.

(a)          Seller: (i) is duly organized and validly existing in good standing as a limited liability company under the laws of the State of Delaware; (ii) has full limited liability company power and authority to carry on the Business as it is now being conducted and to own, lease and operate its properties and assets as currently owned, leased or operated in connection with the Business; and (iii) is duly qualified to do business and in good standing as a foreign or alien Person, as the case may be, in each jurisdiction in which the conduct of the Business or the ownership, leasing or operation of the Transferred Assets makes such qualification necessary, except where the failure to be so qualified, would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

(b)          Each BDC: (i) is duly incorporated and validly existing in good standing as a corporation under the laws of the State of Delaware; (ii) has full corporate power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets as currently owned, leased or operated in connection with its business; and (iii) is duly qualified to do business and in good standing as a foreign or alien Person, as the case may be, in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its properties or assets makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, materially and adversely affect the ability of a BDC to enter into the applicable New Investment Advisory Agreement and New Administration Agreement and timely perform its obligations thereunder.

Section 4.2           Authority; Enforceability; Non-Contravention.

(a)          Seller has full limited liability company power and authority to execute and to deliver this Agreement, and to consummate the transactions contemplated hereby. Seller has taken all necessary limited liability company action to authorize the execution and performance of this Agreement by it. This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery of this Agreement by FSAM, FSH and Buyer, is the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to the Enforceability Exceptions.

(b)          Seller has full limited liability company power and authority to execute and deliver each of the Ancillary Agreements to which it will be a party, and to consummate the transactions contemplated thereby. Seller has taken all necessary limited liability company action to authorize the execution and performance of such Ancillary Agreements. The Ancillary Agreements to which Seller shall be a party, if and when executed by Seller (pursuant to the terms and subject to the conditions of this Agreement), shall be duly executed and delivered by Seller, and, assuming due authorization, execution and delivery of such Ancillary Agreements by the other parties thereto, shall be the valid and binding obligation of Seller and enforceable against it in accordance with their terms, subject to the Enforceability Exceptions.

(c)          Assuming the filing of notice under the HSR Act (and the expiration or early termination of the applicable waiting period) and the receipt of all approvals of stockholders and boards of directors contemplated by Section 6.2 and Section 6.3, the execution, delivery and performance of this Agreement and the Ancillary Agreements will not, with or without the giving of notice or passage of time or both, (i) require the consent of any Person under, conflict with, violate, result in a default, termination, right to accelerate or modification or loss of rights under (whether or not in combination with any other event or circumstance), or result in the creation or imposition of any Encumbrance pursuant to, any provision of any note, bond, mortgage, deed of trust, lease, license, agreement, indenture or other instrument or obligation to which Seller is a party or by which its properties or assets are bound, (ii) violate any provision of the Organizational Documents of Seller or (iii) violate any applicable Law, except, in the case of the foregoing clause (i), as would not, individually or in the aggregate, reasonably be likely to (A) have a Material Adverse Effect or (B) prohibit or materially impair the ability of Seller to consummate the transactions contemplated hereby or perform its obligations hereunder on a timely basis, as applicable.

Section 4.3           Consents and Approvals. Except for filing of notice under the HSR Act and the expiration or early termination of the applicable waiting period, no consent, approval or authorization of, or filing with, any Governmental Entity is required to be made or obtained by Seller or any of its Affiliates in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, except for any such consents, approvals or authorizations of, or filings with, Governmental Entities the failure of which to be so obtained or made would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

Section 4.4           Title to Certain Assets. Seller has good, exclusive and valid title to all personal property included in the Transferred Assets, free and clear of all Encumbrances other than Permitted Encumbrances.

Section 4.5           Absence of Certain Changes. Since December 31, 2016 through the date of this Agreement, no event, change or circumstance has occurred that has had or would reasonably be likely to have a Material Adverse Effect.

Section 4.6           Contracts.

(a)          Copies of each Material Contract (including any amendments or supplements thereto) have been Made Available to Buyer, and such copies are true, correct and complete in all respects. Each Material Contract is a valid and binding obligation of Seller and the other parties thereto, and is in full force and effect, subject to the Enforceability Exceptions. Seller has performed in all material respects all obligations required to be performed by it as of the date hereof pursuant to each Material Contract and is not (with or without the lapse of time or the giving of notice, or both) in breach or default of any material provision thereof. As of the date of this Agreement, each other party to each Material Contract has performed all obligations required to be performed by it as of the date hereof pursuant to such Material Contract and is not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder. As of the date of this Agreement, Seller has not received any notice from any other party of its intent to cancel or terminate any Material Contract. Each Material Contract (including any amendments or supplements thereto) has been duly and validly approved and continued by all necessary corporate and stockholder action of the BDC party thereto and at all times has been in compliance in all material respects with the Investment Company Act. To the Knowledge of Seller, there are no unwritten obligations or course of dealings contrary in any material respect to the specific terms and provisions of any Material Contract.

(b)          Seller has Made Available to Buyer a true, correct and complete listing, as of the date hereof, of (i) all material custody agreements, transfer agent agreements, accounting services agreements, stockholder services agreements, in-force principal underwriting agreements, intermediary agreements, clearing agreements, prime broker agreements and similar agreements by which each BDC is bound or pursuant to which such BDC receives services, and (ii) all material administrative service and similar agreements by which each BDC is bound or pursuant to which such BDC receives services.

Section 4.7           Legal Proceedings. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Seller, threatened by or before any Governmental Entity, arbitrator or mediator relating to or affecting the Business, the Transferred Assets or the BDCs or their respective Subsidiaries that, if determined adversely to Seller, would reasonably be likely, individually or in the aggregate, to have a Material Adverse Effect or a material adverse effect on the BDCs and their respective Subsidiaries, taken as a whole.

Section 4.8           Compliance with Law; Permits.

(a)          Seller is, and at all times since January 1, 2015 has been, in compliance in all material respects with all applicable Laws. Seller is, and at all times required by the Advisers Act during its existence has been, duly registered as an investment adviser under the Advisers Act. Seller is, and at all times required by applicable Law (other than the Advisers Act) has been, duly registered, licensed or qualified as an investment adviser in each state or any other jurisdiction where the conduct of its business required such registration, licensing or qualification. No exemptive orders, “no action” letters or similar exemptions or regulatory relief have been obtained, nor are any requests pending therefor, by or with respect to Seller, or any officer, director, partner or employee of Seller, in connection with the Business that have not been disclosed to Buyer.

(b)          Since January 1, 2015, Seller has received no written notice from a Governmental Entity asserting any material violation by Seller of any applicable Law.

(c)          All material Permits required for Seller to conduct the Business as currently conducted, for the ownership and use of its properties or assets (including the Transferred Assets) or that are required for its employees, if any, to perform the services, duties and responsibilities performed by or on behalf of Seller or for its Clients in connection with the Business have been obtained by it. All such Permits are valid and in full force and effect, no material default or violation exists thereunder and Seller has received no written notice advising or threatening that any of the Permits may be revoked or not renewed or withdrawn or (except to an immaterial extent) amended in whole or in part.

(d)          Each BDC is, and at all times since January 1, 2015 has been, in compliance in all material respects with (i) all applicable Laws and (ii) its fundamental investment restrictions, in the case of this clause (ii), as set forth in the applicable prospectus and registration statement for such BDC. Each BDC is registered as an investment company under the Investment Company Act and has elected to be regulated as a business development company under the Investment Company Act and the election to be so regulated has not been revoked or withdrawn and is in full force and effect. No exemptive orders, “no action” letters or similar exemptions or regulatory relief have been obtained, nor are any requests pending therefor, by or with respect to a BDC, or any officer, director, partner or employee of such BDC, in connection with its business that have not been disclosed to Buyer.

(e)          Since January 1, 2015, each BDC has filed (after giving effect to any extensions) with the SEC all material forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC, other than such failures to file that would not, individually or in the aggregate, be material to such BDC. Each of the Filed SEC Documents, as of the time of its filing or, if applicable, as of the time of its most recent amendment, complied in all material respects with, to the extent in effect at such time, the requirements of the Securities Act and the Exchange Act applicable to such Filed SEC Document, and none of the Filed SEC Documents when filed or, if amended, as of the date of such most recent amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(f)           Since January 1, 2015, no BDC or Subsidiary thereof has received written notice from a Governmental Entity asserting any material violation by such BDC or Subsidiary of any applicable Law. No Order has been issued by any court of competent jurisdiction or other Governmental Entity preventing the operation of the business of any BDC as conducted as of the date hereof in any material respect.

(g)          All material Permits required for each BDC and Subsidiary thereof to conduct its business as currently conducted, for the ownership and use of its properties or assets or that are required for its employees, if any, to perform the services, duties and responsibilities performed by or on behalf of such BDC or Subsidiary in connection with its business have been obtained by it. All such Permits are valid and in full force and effect, no material default or violation exists thereunder and no BDC or Subsidiary thereof has received written notice advising or threatening that any of the Permits may be revoked or not renewed or withdrawn or (except to an immaterial extent) amended in whole or in part.

(h)          Seller has Made Available to Buyer copies that are correct and complete in all material respects of all (i) material investigation, examination, audit or inspection reports or request letters sent by any Governmental Entity to FSAM, Seller or a BDC or Subsidiary thereof in respect of the Existing Governmental Matters and (ii) material written response letters to any such reports or letters described in clause (i) above made by FSAM, Seller or a BDC or Subsidiary thereof to any Governmental Entity in respect of the Existing Governmental Matters (other than any documents included as exhibits or attachments to such response letters), in the case of each of clause (i) and (ii), received or sent since January 1, 2015 through the date hereof.

(i)          Each BDC has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws” (as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act). There have been no “material compliance matters” (as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act) for any BDC, other than those that have been disclosed to Buyer and reported to such BDC’s board of directors and remedied or are in the process of being remedied to the satisfaction of such BDC’s board of directors.

Section 4.9           Tax Matters.

(a)          All material Tax Returns required to be filed by Seller with respect to the Business have been filed when due in accordance with all applicable Laws and material Taxes due and payable with respect to the Business have been timely paid. There is no Action, suit, proceeding, investigation, audit or claim now pending with respect to any material Tax with respect to the Business, and no such Action with respect to the Business has been threatened in writing.

(b)          There are no outstanding agreements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, any material Taxes with respect to the Business.

(c)          With respect to the Business, Seller has duly and timely withheld from all payments to third parties all material amounts required to be so withheld under all applicable Laws.

(d)          There are no Tax liens (other than Permitted Encumbrances) on any of the Transferred Assets.

(e)          Neither Seller nor its Affiliates has received any written notice or written inquiry from any jurisdiction where Seller or its applicable Affiliates do not currently file Tax Returns to the effect that such filings may be required with respect to the Transferred Assets or that the Transferred Assets may otherwise be subject to taxation by such jurisdiction.

(f)          Each BDC has qualified annually as a “regulated investment company” under Section 851 of the Code, and has been so qualified from the date it elected to be a “regulated investment company”. All material Tax Returns required to be filed by the BDCs have been filed when due in accordance with all applicable Laws and all material Taxes of the BDCs that are due and payable have been timely paid.

Section 4.10         BDC Financial Statements. To the Knowledge of Seller, the audited balance sheet of each BDC and its consolidated Subsidiaries as of its two (2) most recently completed fiscal years and the other related financial statements included in such BDC’s Annual Reports on Form 10-K filed with the SEC for such two (2) most recently completed fiscal years have been prepared in accordance with GAAP, and present fairly in all material respects the financial position and other financial results of such BDC and its consolidated Subsidiaries at the dates and for the periods stated therein. To the Knowledge of Seller, since January 1, 2015, there has been no fraud, whether or not material, that involves management or other employees who have a significant role in a BDC’s internal controls over financial reporting.

Section 4.11         Effective Registration or Exemption for BDC Shares. To the Knowledge of Seller, each BDC has issued its outstanding shares of common stock pursuant to an effective registration statement under applicable federal securities Laws (or an applicable exemption therefrom) and in accordance with so-called “blue sky” Laws of the various U.S. states.

Section 4.12         Brokers and Other Advisors. Other than Morgan Stanley & Co. LLC and Houlihan Lokey Capital, Inc., no broker, investment bank, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of Seller or its Affiliates.

Section 4.13         Information Supplied. The written information relating to Seller provided by Seller to a BDC expressly for inclusion in the BDC Proxy Solicitation Materials will not contain, on the date so provided to a BDC, any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.14         Vote Required. The approval of the New Investment Advisory Agreements in accordance with Section 15(c) of the Investment Company Act and the election of the directors required to satisfy the BDC Governance Conditions are the only votes of the holders of securities of the BDCs that are required in connection with the consummation of the transactions contemplated hereby at the Closing.

Section 4.15         BDC Administrative Services. Section 6.10(e) of the Disclosure Schedules sets forth each loan agreement, collateral document (including control agreements) or other relevant document with respect to a BDC Portfolio Investment pursuant to which Seller, FSC CT or any of their respective Affiliates serves as Agent.

Section 4.16         No Other Representations and Warranties. Seller is not making and has not authorized any Person to make any representation or warranty of any kind or nature expressed or implied other than as expressly made in this Article IV. The representations and warranties of Seller in this Article IV and the representations and warranties made by each of FSAM and FSH, as applicable, in Article III constitute the sole and exclusive representations and warranties made by Seller and its Affiliates and Representatives in connection with the transactions contemplated by this Agreement and the Ancillary Agreements. In particular, without limiting the generality of this Section 4.16, except for the representations and warranties made expressly in this Article IV or Article III, Seller and its Affiliates are not making and have not authorized any Person to make any representation or warranty, and expressly disclaim all Liability and any responsibility for any such representation or warranty, with respect to (a) any estimates, predictions, projections, pro-forma financial information, forecasts or budgets previously Made Available to (or otherwise prepared or acquired by) Buyer or any of its Affiliates or Representatives concerning future revenues, expenses, expenditures, financial condition, assets, Liabilities or results of operations of Seller or its Affiliates, (b) any other information Made Available to Buyer or any of its Affiliates or Representatives in connection with the negotiation and execution of this Agreement and the Ancillary Agreements or (c) any other information or documents Made Available to Buyer or any of its Affiliates or Representatives with respect to Seller or its Affiliates. Except as set forth expressly in this Article IV, the condition of the Transferred Assets shall be “AS IS” and “WHERE IS” and Seller and its Affiliates make no warranty of merchantability, suitability, fitness for a particular purpose or quality with respect thereto.

Article V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller, FSAM and FSH, on the date hereof and on the Closing Date, as follows:

Section 5.1           Organization. Each of Buyer and any of its Affiliates executing any Ancillary Agreement: (a) is duly organized and validly existing in good standing as a limited partnership or other legal entity under the laws of its jurisdiction of incorporation or domicile; (b) has full limited partnership or other legal power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets; and (c) is duly qualified to do business as a foreign or alien limited partnership, as the case may be, in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its properties or assets makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, materially and adversely affect its ability to timely perform its obligations under this Agreement or any Ancillary Agreement to which it is a party.

Section 5.2           Authority; Enforceability; Non-Contravention.

(a)          Buyer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Buyer has taken all necessary corporate action to authorize its execution and performance of this Agreement. This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery of this Agreement by Seller, FSAM and FSH, is the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

(b)          Each of Buyer and any of its Affiliates executing any Ancillary Agreement has full corporate or other legal power and authority, respectively, to execute and to deliver the Ancillary Agreements to which it is a party, and to consummate the transactions contemplated thereby. Each of Buyer and any such Affiliate has taken all necessary corporate action to authorize the execution and performance of such Ancillary Agreements. The Ancillary Agreements, if and when executed by Buyer or any such Affiliate pursuant to the terms and subject to the conditions of this Agreement, shall be duly executed and delivered by Buyer or such Affiliate, as the case may be, and, assuming due authorization, execution and delivery of the Ancillary Agreements by the other parties thereto, will be the valid and binding obligation of Buyer or such Affiliate, as the case may be, enforceable against such party in accordance with their terms, subject to the Enforceability Exceptions.

(c)          Assuming the filing of notice under the HSR Act (and the expiration or early termination of the applicable waiting period) and the receipt of all approvals of stockholders and boards of directors contemplated by Section 6.2 and Section 6.3, the execution, delivery and performance of this Agreement and the Ancillary Agreements by Buyer and any of its applicable Affiliates will not (i) require the consent of any Person under, conflict with, violate, result in a default, termination, right to accelerate or modification or loss of rights under (whether or not in combination with any other event or circumstance), or result in the creation of any Encumbrance pursuant to any provision of any note, bond, mortgage, deed of trust, lease, license, agreement, indenture or other instrument or obligation to which Buyer or any such Affiliate is a party or by which its properties or assets are bound, (ii) violate any provision of the Organizational Documents of Buyer or any such Affiliate or (iii) violate any applicable Law, except, in the case of the foregoing clause (i), as would not, individually or in the aggregate, reasonably be likely to prevent or materially impair or delay the consummation of the transactions contemplated hereby or the ability of Buyer to perform its obligations hereunder on a timely basis.

Section 5.3           Consents and Approvals. Except for filing of notice under the HSR Act and the expiration or early termination of the applicable waiting period, no consent, approval or authorization of, or filing with, any Governmental Entity is required to be made or obtained by Buyer or any of its Affiliates in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby except as would not reasonably be likely to prevent or materially impair or delay the consummation of the transactions contemplated hereby or the ability of Buyer to perform its obligations hereunder on a timely basis.

Section 5.4           Legal Proceedings. As of the date of this Agreement, there is no Action pending or, to the knowledge of Buyer, threatened against Buyer by or before any Governmental Entity, arbitrator or mediator, nor is there any basis therefor, that, individually or in the aggregate, would reasonably be likely to prevent or materially impair or delay the consummation of the transactions contemplated hereby or the ability of Buyer to perform its obligations hereunder on a timely basis.

Section 5.5           Compliance; Permits.

(a)          Buyer is, and at all times required by the Advisers Act during its existence has been, duly registered as an investment adviser under the Advisers Act. Buyer is and at all times required by applicable Law (other than the Advisers Act) has been, duly registered, licensed or qualified as an investment adviser in each state or any other jurisdiction where the conduct of its business required such registration, licensing or qualification. Buyer is, and at all times since January 1, 2015 (or, if later, the date of its organization) has been, in compliance in all material respects with all Laws applicable to its operations as an investment adviser. Buyer has not received any written notice from a Governmental Entity asserting any material violation by Buyer any applicable Law, nor to the knowledge of Buyer is there a reasonable basis for such assertion by any Governmental Entity.

(b)          There are no Actions pending or, to the knowledge of Buyer, threatened to terminate or otherwise limit rights under any material Permits held by Buyer that are necessary for Buyer to fulfill its obligations pursuant to the New Investment Advisory Agreements, and there has occurred no material default under, or material violation of, any such Permit.

(c)          Neither Buyer nor any “affiliated person” (as defined under the Investment Company Act) of Buyer is ineligible pursuant to Sections 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser (or in any other capacity contemplated by Sections 9(a) or 9(b) of the Investment Company Act) to a registered investment company nor is there any Action pending or, to the knowledge of Buyer, threatened by any Governmental Entity, that would result in the ineligibility of Buyer or such “affiliated persons” to serve in any such capacities. Neither Buyer nor any person “associated” (as defined under the Advisers Act) with Buyer is ineligible pursuant to Section 203 of the Advisers Act to serve as a registered investment adviser or as an “associated” person of a registered investment adviser, nor is there any Action pending or, to the knowledge of Buyer, threatened by any Governmental Entity that would result in the ineligibility of Buyer or such “associated” persons.

(d)          Except for routine examinations conducted by any Governmental Entity in the regular course of the business of Buyer (i) no Governmental Entity has initiated any Action or, to the knowledge of Buyer, threatened such Action with respect to the business or operations of Buyer and (ii) Buyer has not received any notice or communication (A) of any unresolved violation or exception by any Governmental Entity with respect to any report or statement by any Governmental Entity relating to any examination of Buyer, (B) threatening to revoke or condition the continuation of any Permit of Buyer or (C) restricting or disqualifying the activities of Buyer (except for restrictions generally imposed by rule, regulation or administrative policy on similarly regulated Persons generally) that, in any of the foregoing cases, would reasonably be likely to have a material and adverse effect on the ability of Buyer to fulfill its obligations pursuant to the New Investment Advisory Agreements.

(e)          Neither Buyer nor any of its Affiliates has any express or implied understanding or agreement that would impose an “unfair burden” on a BDC that would preclude satisfaction of the safe harbor provided by Section 15(f) of the Investment Company Act as a result of the transactions contemplated by this Agreement or the Ancillary Agreements or by such express or implied understanding or agreement.

Section 5.6           Buyer Financial Ability. Buyer has and through the Closing will have on hand sufficient funds to satisfy the payment of the Purchase Price pursuant to Article II, to consummate the other transactions contemplated by this Agreement and the Ancillary Agreements and to pay all associated costs and expenses required to be paid by Buyer.

Section 5.7           Acknowledgement. Buyer acknowledges and agrees that it (a) has made its own independent review and investigations into and, based thereon, has formed an independent judgment concerning, the condition, operations and prospects of the Business and the Transferred Assets, (b) has been provided with adequate access to such information, documents and other materials relating to the Business and the Transferred Assets as it has deemed necessary to enable it to form such independent judgment, (c) has had such time as it deems necessary and appropriate to fully and completely review and analyze such information, documents and other materials and (d) has been provided an opportunity to ask questions of Seller and its Affiliates with respect to such information, documents and other materials and has received satisfactory answers to such questions. In entering into this Agreement, Buyer has relied solely upon its own investigation and analysis and the representations and warranties set forth in Article III and Article IV, and Buyer acknowledges and agrees that, except for the representations and warranties set forth in Article III and Article IV, (x) neither Seller nor any of its Affiliates or Representatives makes or has made any representation or warranty, either express or implied, including any implied warranty of merchantability or suitability, as to (i) any estimates, predictions, projections, pro-forma financial information, forecasts or budgets previously delivered or Made Available to (or otherwise acquired by) Buyer or any of its Affiliates or Representatives concerning future revenues, expenses, expenditures, financial condition, assets, Liabilities or results of operations of Seller or its Affiliates, (ii) any other information Made Available to Buyer or any of its Affiliates or Representatives in connection with the negotiation and execution of this Agreement and the Ancillary Agreements or (iii) any other information or documents Made Available to Buyer or any of its Affiliates or Representatives with respect to Seller or its Affiliates, and neither Seller nor any of its Affiliates or Representatives will have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer or its Representatives or Buyer’s use of, any such information and (y) it has not been induced by or relied upon any other representation, warranty, inducement, promise or other statement, express or implied, made by Seller or any of its Affiliates or Representatives or any other Person.

Section 5.8           Brokers and Other Advisors. Other than Merrill Lynch, Pierce, Fenner & Smith Incorporated, no broker, investment bank, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of Buyer or its Affiliates.

Section 5.9           Information Supplied. The information provided by Buyer in writing specifically for inclusion in the proxy solicitation materials to be furnished to the stockholders of FSAM and each BDC will not contain, as of the date of such proxy solicitation materials, any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.10         No Other Representations and Warranties. Buyer is not making and has not authorized any Person to make any representation or warranty of any kind or nature expressed or implied other than as expressly made in this Article V. The representations and warranties of Buyer in this Article V constitute the sole and exclusive representations and warranties made by Buyer and its Affiliates and Representatives in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

Article VI

COVENANTS

Section 6.1           Conduct of Business. Except as expressly contemplated or permitted by this Agreement, as required by applicable Law, as set forth in Section 6.1 of the Disclosure Schedules, to the extent prohibited by the Existing Investment Advisory Agreements or the Existing Administration Agreements or as Buyer otherwise consents in writing (which consent shall not be withheld, conditioned or delayed) from the date of this Agreement to the Closing:

(a)          Seller shall carry on the Business and use the Transferred Assets in all material respects in the ordinary course of business consistent with past practice.

(b)          To the extent relating to the Business, Seller shall use commercially reasonable efforts to keep its business and operations intact and, without limiting the generality of the foregoing, Seller shall not, and shall not permit any of its controlled Affiliates to:

(i)           sell, transfer, assign, lease, license or subject to any Encumbrance any Transferred Assets;

(ii)          make any material change in the Business;

(iii)         modify, amend, supplement, extend, terminate or waive any rights under (A) any Material Contract (including, with respect to the Existing Investment Advisory Agreements, in connection with any contract renewal process pursuant to Section 15(c) of the Investment Company Act) or (B) to the extent not covered by the foregoing clause (A), any other service contract material to the Business;

(iv)         settle any Action relating to the Business or compliance with any Material Contract, other than in the ordinary course of business consistent with past practice for solely monetary damages, or recommend to the BDCs or their respective Subsidiaries or consent to a settlement of any Action relating to the transactions contemplated hereby;

(v)          enter into any Contract or transaction with a BDC that would be deemed to be a transaction between the BDC and an affiliated person, or an affiliated person of an affiliated person of the BDC, and that would require exemptive relief from the SEC that has not been received;

(vi)         propose any material transaction involving a BDC or a Subsidiary thereof, other than in the ordinary course of business consistent with past practice and the transactions contemplated by this Agreement, to a BDC Board for approval by the BDC Board or stockholders of a BDC;

(vii)        advise, direct or recommend that any BDC or Subsidiary thereof (i) pay, discharge or satisfy any Indebtedness that has a prepayment cost, “make whole” amount, prepayment penalty or similar obligation or (ii) cancel any material indebtedness (individually or in the aggregate);

(viii)       waive or amend any claims or rights of substantial value to the extent that such waiver or amendment would affect in any material respect any right or obligation of Buyer or Buyer BDC Administrator under (A) the New Investment Advisory Agreements or New Administration Agreements, respectively, or (B) any of the Contracts to which any BDC or its controlled Affiliate is a party;

(ix)          advise, direct or recommend to the board of directors of any BDC that such BDC or a Subsidiary thereof amend or supplement any of its Organizational Documents or that such board or any committee thereof modify or amend any of it written charters and policies; or

(x)           authorize any of, or commit or agree to take, whether in writing or otherwise, or do any of, the foregoing actions.

(c)          Seller shall consult in good faith with Buyer prior to:

(i)           advising, directing or recommending that a BDC or any Subsidiary thereof (i) originate any loan (or series of related loans) or subscribe for other indebtedness (in one transaction or a series of related transactions) in excess of $15.0 million, in the case of FSC or any Subsidiary thereof, or $7.5 million, in the case of FSFR or any Subsidiary thereof, or (ii) originate any loan or subscribe for any indebtedness after such BDC and its Subsidiaries collectively have originated or subscribed for an aggregate amount of loans and other indebtedness since the date of this Agreement in excess of $50.0 million, in the case of FSC and its Subsidiaries, and $25.0 million, in the case of FSFR and its Subsidiaries; or

(ii)          advising, directing or recommending that any BDC or Subsidiary thereof acquire or dispose (including by merger, consolidation or acquisition of stock or assets), lease, license or otherwise sell, transfer or encumber any (x) BDC Portfolio Investment or (y) corporation, partnership, limited liability company, other business organization or any division or all or any material portion of the assets, business or properties of any other Person, or material amount of assets thereof, or agree to do any of the foregoing, except, in the ordinary course consistent with past practice or in each case in clauses (x) and (y), with respect to: (A) dispositions with collective sales prices, as applicable, not exceeding $5.0 million individually or $10.0 million in the aggregate (provided that any such disposition is not being made in exchange for consideration less than the fair market value, as set forth in such BDC’s or Subsidiary’s statement of investments included in its most recent quarterly or annual reports filed with the SEC, of the asset being disposed); (B) a Pending Sale Agreement on the terms set forth therein; (C) compliance with unfunded commitment obligations existing as of the date hereof with respect to any BDC Portfolio Investments; (D) acquisitions in the form of follow-on investments in BDC Portfolio Investments existing as of the date hereof and not exceeding $10.0 million individually or $20.0 million in the aggregate (measured in each case as a net increase in outstanding commitments to such BDC Portfolio Investments) (provided that the applicable BDC Portfolio Investment in which such follow-on investment is being made had a fair value as of March 31, 2017 as reported by such BDC or Subsidiary in its statement of investments for such date equal to at least ninety-seven percent (97%) of its cost); or (E) in any case where such BDC or Subsidiary or the BDC Portfolio Investment is subject to a compulsory drag-along, call option, prepayment option or redemption, or similar compulsory contractual obligation, to sell, have redeemed or paid off, or otherwise dispose of, any BDC Portfolio Investment pursuant to the contractual terms pertaining to such BDC Portfolio Investment; provided that: (1) in each case in clauses (A) through (D), only if the transactions described in clauses (A) through (D) individually or collectively do not result in any material Tax liability being imposed on such BDC or Subsidiary and (2) Seller shall provide Buyer written notification of any acquisition or disposition, as applicable, made pursuant to clauses (A) through (E) promptly following the consummation thereof.

(d)          Seller shall use its commercially reasonable efforts to provide (i) prior written notice to Buyer of any amendment, supplement, extension, termination, waiver or other modification (collectively, a “Portfolio Change”) to any document related to a BDC Portfolio Investment to which a BDC or any Affiliate thereof is a party that (A) in the case of FSC, has a value as of the date of such notice in excess of $10.0 million or which Portfolio Change, together with all prior Portfolio Changes, affects BDC Portfolio Investments with an aggregate value as of the date of such notice in excess of $25.0 million, and (B) in the case of FSFR, has a value as of the date of such notice in excess of $5.0 million or which Portfolio Change, together with all prior Portfolio Changes, affects BDC Portfolio Investments with an aggregate value as of the date of such notice in excess of $10.0 million, (ii) written notice, as soon as reasonably practicable, of any amendment, supplement, extension, termination, waiver or other modification to the documents or terms governing any BDC Portfolio Investment and (iii) a report summarizing in reasonable detail any acquisition, disposition or other transaction involving any BDC Portfolio Investment within three (3) Business Days of any such acquisition, disposition or transaction.

(e)          Seller shall provide prior written notice to Buyer of any amendment, supplement, extension, termination, waiver or other modification to the documents or terms governing any Indebtedness other than in the ordinary course consistent with past practice; provided that if such amendment, supplement, extension, termination, waiver or other modification would reasonably be expected to be materially less favorable to any BDC or any of its Subsidiaries than the current documents or terms of such Indebtedness, Seller shall not recommend that such amendment, supplement, extension, termination, waiver or other modification be made by a BDC unless Buyer gives prior written consent thereto.

(f)          If, as of October 15, 2017, (i) the Closing has not occurred and (ii) (A) more than five (5) of the fourteen (14) investment professionals that are employed by FSC CT as of the date hereof, (B) more than two (2) of the five (5) accounting professionals set forth on Schedule 6.1(f)(i) or (C) more than one (1) of any of the three (3) professionals set forth on Schedule 6.1(f)(ii) are no longer employed by Seller, FSC CT or any of their respective controlled Affiliates, then Seller shall pay to Buyer an amount equal to (A) $50,000, multiplied by (B) the number of days in the period commencing on October 15, 2017 and ending on, and including, the Closing Date; provided that, for purposes of complying with this Section 6.1(f), if an investment professional or accounting professional employed with Seller, FSC CT or any of their respective controlled Affiliates as of the date hereof is no longer employed by Seller, FSC CT or any of their respective controlled Affiliates, but has been replaced by a new investment professional or accounting professional (or, in the case of an accounting professional, an individual employed by The Forum Group and engaged by Seller, FSC CT or any of their controlled Affiliates on a temporary basis), as applicable, then such replacement employee has to be of substantially the same experience level and skill set as the employee who is no longer employed by Seller, FSC CT or any of their respective controlled Affiliates (which an individual employed by The Forum Group shall be presumed to be) in order to count toward satisfying the requirements of clause (ii)(A) above, clause (ii)(B) above or clause (ii)(C) above.

(g)          FSAM and Seller shall not, and shall not permit any of their respective controlled Affiliates to, enter into or otherwise obtain any tail or similar insurance policy that provides joint coverage for Seller or any of its Affiliates and Representatives, on the one hand, and any BDC or any of its Affiliates and Representatives, on the other hand, other than any tail or similar insurance policy that limits coverage for FSAM, Seller or any of their respective controlled Affiliates to claims arising from acts or occurrences taking place prior to Closing in connection with or relating to the business and securities of the BDCs or investment advisory, administrative or other services provided by FSAM or its controlled Affiliates to or on behalf of the BDCs; provided that claims arising from or relating to: (i) the execution, delivery or performance of this Agreement or the Closing, in each case, to the extent relating back to a claim noticed to and accepted by all applicable insurers prior to the Closing pursuant to a policy in force as of the date hereof or a notice of circumstances given to and accepted by all applicable insurers prior to the Closing in respect of such policy, or (ii) any events or occurrences in respect of any Actions filed by any Person (including any Governmental Entity) and noticed to and accepted by all applicable insurers prior to the Closing, will not be covered under any such permitted joint tail or similar insurance policy; provided, further, however, the foregoing shall not limit the ability of FSAM, Seller or any of their respective controlled Affiliates to file a claim or receive any recovery under the shared coverage available to FSAM in accordance with the Insurance Sharing Agreement and the dedicated insurance amounts available to FSAM in respect of any policy that is in effect as of the date hereof. The total premium for any such permitted joint tail or similar insurance policy shall be paid prior to the Closing. If the total premium paid by (or, without duplication, allocated to) FSC for all joint tail or similar insurance policies permitted under this Section 6.1(g) exceeds $4,500,000 (the “FSC Covered Premium Amount”), FSM and FSH shall promptly reimburse (A) FSC for (I) twenty percent (20%) of any such premium that is greater than $4,500,000 and less than $5,400,000 and (II) forty percent (40%) of any such premium greater than $5,400,000. If the total premium paid by (or, without duplication, allocated to) FSFR for all joint tail or similar insurance policies permitted under this Section 6.1(g) exceeds $1,500,000 (the “FSFR Covered Premium Amount”), FSM and FSH shall promptly reimburse (A) FSFR for (I) twenty percent (20%) of any such premium greater than $1,500,000 and less than $1,800,000, and forty percent (40%) of any such premium greater than $1,800,000.

Section 6.2           Preparation of FSAM Proxy Statement; FSAM Stockholders Meeting.

(a)          As promptly as reasonably practicable following the date of this Agreement, FSAM shall, with the cooperation of Buyer, prepare and file with the SEC a proxy statement (together with the letter to stockholders, notice of meeting, form of proxy and any amendments thereof or supplements thereto, the “FSAM Proxy Statement”) for use in connection with the FSAM Stockholders Meeting. Buyer shall reasonably cooperate with FSAM in the preparation of the FSAM Proxy Statement, including by providing FSAM with any information regarding Buyer or its Affiliates that is reasonably required or appropriate to be included in the FSAM Proxy Statement as may be reasonably requested by FSAM or as otherwise required by the SEC or applicable Law. FSAM shall (i) respond as promptly as reasonably practicable to any comments of the SEC with respect to the FSAM Proxy Statement in order to clear the preliminary FSAM Proxy Statement with the SEC as promptly as practicable after filing and (ii) cause the FSAM Proxy Statement to be mailed to FSAM’s stockholders as promptly as practicable after responding to all such comments to the satisfaction of the SEC. FSAM will advise Buyer, promptly after it receives notices thereof, of any request by the SEC for amendments or supplements to the FSAM Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. FSAM shall promptly notify Buyer of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the FSAM Proxy Statement or for additional information and provide Buyer with copies of all correspondence between FSAM or any of its Representatives and the SEC regarding the FSAM Proxy Statement.

(b)          Notwithstanding anything to the contrary herein, no filing with, or amendment or supplement thereto, or correspondence with the SEC or any other Governmental Entity in respect of the transactions contemplated by this Agreement will be made by FSAM without providing Buyer a reasonable opportunity to review and comment thereon (including the proposed final version of such document or response), and FSAM shall give reasonable consideration to any reasonable comments suggested by Buyer. If at any time prior to the FSAM Stockholders Meeting there shall occur any event that is required to be set forth in an amendment or supplement to the FSAM Proxy Statement, FSAM shall as promptly as reasonably practicable, prepare and mail to its stockholders such an amendment or supplement. If at any time prior to Closing any information relating to any of the parties, or any of their respective Affiliates, directors or officers, should be discovered by any party, the party that discovers such information shall promptly notify the other parties hereto. If Seller, following reasonable consultation with Buyer, determines that such information should be set forth in an amendment or supplement to the FSAM Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, then an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of FSAM.

(c)          As promptly as reasonably practicable following the clearance of the FSAM Proxy Statement by the SEC, FSAM, acting through its board of directors, shall (i) take all lawful action necessary to duly call, give notice of, convene and hold the FSAM Stockholders Meeting (with a record date and meeting date to be selected after reasonable consultation with Buyer) and not postpone or adjourn the FSAM Stockholders Meeting except to the extent required by applicable Law or to the extent FSAM’s board of directors or any committee thereof reasonably believes in good faith that such postponement or adjournment, after consultation with its outside legal counsel, is consistent with its fiduciary duties under applicable Law and (ii) subject to the right of FSAM’s board of directors to effect an Adverse Recommendation Change pursuant to Section 6.2(e), use its commercially reasonable efforts to solicit from FSAM’s stockholders proxies in favor of the FSAM Stockholder Approval. Once the record date for the FSAM Stockholders Meeting has been established, FSAM, acting through its board of directors, shall consult in good faith with Buyer prior to changing such record date. FSAM’s board of directors shall make the FSAM Recommendation and shall include the FSAM Recommendation in the FSAM Proxy Statement, and FSAM’s board of directors and all committees thereof shall not (x) withdraw, modify or qualify (or publicly propose to withdraw, modify or qualify) in any manner adverse to Buyer the FSAM Recommendation, (y) make any other public statement in connection with the FSAM Stockholders Meeting contrary to the FSAM Recommendation or (z) upon Buyer’s written request, fail to affirm publicly the FSAM Recommendation, provided, that Buyer may not make such request more than once in any ten (10) Business Day period (any action described in the foregoing clauses (x), (y) or (z) being referred to herein as an “Adverse Recommendation Change”); provided that FSAM’s board of directors may make an Adverse Recommendation Change in accordance with Section 6.2(e).

(d)          Unless this Agreement is terminated in accordance with its terms prior to the date of the FSAM Stockholders Meeting, (i) the obligation of FSAM to call, give notice of, convene and hold the FSAM Stockholders Meeting and to hold a vote of FSAM’s stockholders on the approval of this Agreement and the transactions contemplated hereby at the FSAM Stockholders Meeting shall not be affected by the commencement, disclosure, announcement or submission to it of any Competing Transaction, or by an Adverse Recommendation Change, and (ii) in any case in which FSAM’s board of directors makes an Adverse Recommendation Change pursuant to Section 6.2(e), (A) FSAM shall nevertheless submit this Agreement and the transactions contemplated hereby to a vote of its stockholders and (B) any proxy card shall provide that signed proxies that do not specify the manner in which the shares of FSAM Common Stock subject thereto are to be voted shall be voted “FOR” approving this Agreement and the transactions contemplated hereby.

(e)          Notwithstanding any limitations set forth in this Agreement, on and after the date hereof and prior to the receipt of the FSAM Stockholder Approval:

(i)           If FSAM has received a bona fide written Competing Transaction proposal from any Person that has not been withdrawn and, after consultation with its outside legal counsel, FSAM’s board of directors shall have determined, in good faith, that such Competing Transaction is a Superior Proposal, FSAM’s board of directors may make an Adverse Recommendation Change with respect to such Superior Proposal if and only if (A) the FSAM board of directors determines in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with their fiduciary duties under applicable Law, (B) FSAM shall have provided written notice to Buyer that its board of directors is prepared to effect an Adverse Recommendation Change subject to complying with clause (C) below (a “Determination Notice”) (which notice shall not constitute making an Adverse Recommendation Change) and (C) (1) FSAM shall have provided to Buyer the identity of the offeror, the material terms and conditions of the Competing Transaction and copies of material Competing Transaction Documentation, (2) FSAM shall have given Buyer three (3) Business Days after delivery of the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Competing Transaction would cease to constitute a Superior Proposal and, if requested by Buyer, FSAM shall have negotiated with Buyer in good faith during such three (3) Business Day period, and (3) after considering the proposals, if any, made by Buyer during such three (3) Business Day period, and after consultation with its outside legal counsel, FSAM’s board of directors shall have determined, in good faith, that such Competing Transaction continues to constitute a Superior Proposal and that the failure to make an Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law. For the avoidance of doubt, the provisions of this Section 6.2(e)(i) shall also apply to any material amendment to any proposed Competing Transaction and require a new Determination Notice, except that the references to three (3) Business Days shall be deemed to be two (2) Business Days.

(ii)          Other than in connection with a Competing Transaction, FSAM’s board of directors may make an Adverse Recommendation Change in response to a Change in Circumstance if and only if (A) the FSAM board of directors determines in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with their fiduciary duties under applicable Law, (B) FSAM shall have provided written notice to Buyer that its board of directors is prepared to effect an Adverse Recommendation Change subject to complying with clause (C) below (an “Other Determination Notice”) (which notice shall not constitute making an Adverse Recommendation Change) and (C) (1) FSAM shall have provided to Buyer: a description in reasonable detail of the Change in Circumstance, (2) FSAM shall have given Buyer three (3) Business Days after delivery of the Other Determination Notice to propose revisions to the terms of this Agreement and, if requested by Buyer, FSAM shall have negotiated with Buyer in good faith during such three (3) Business Day period, and (3) after considering the proposals, if any, made by Buyer during such three (3) Business Day period, and after consultation with its outside legal counsel, FSAM’s board of directors shall have determined, in good faith, that the failure to make the Adverse Recommendation Change in response to such Change in Circumstance would be inconsistent with its fiduciary duties under applicable Law.

Section 6.3           BDC Approvals.

(a)          Each of Seller and Buyer shall use its commercially reasonable efforts to facilitate to the extent practicable, as promptly as practicable following the date of this Agreement, including Seller’s recommendation to the BDC Boards to approve the New Investment Advisory Agreements and the appointment or election of the directors required to satisfy the BDC Governance Conditions (such recommendation, the “Seller Recommendation”), the following actions on the part of each of the BDC Boards: (i) the appointment of Buyer as “investment adviser” pursuant to the applicable New Investment Advisory Agreement; (ii) the (A) approval of the applicable New Investment Advisory Agreement with respect to each BDC in accordance with Section 15(c) of the Investment Company Act and the recommendation to stockholders of the applicable BDC to vote in favor of the same and (B) appointment or election of the directors required to satisfy the BDC Governance Conditions and the recommendation to stockholders of the applicable BDC to vote in favor of the same; (iii) the calling of a meeting of the stockholders of each BDC to be held as promptly as reasonably practical for the purpose of voting upon a proposal to approve (in the requisite manner) the applicable New Investment Advisory Agreement and the election of the directors required to satisfy the BDC Governance Conditions; and (iv) the submission to the stockholders of each BDC for a vote at a stockholders meeting the proposals to approve the applicable New Investment Advisory Agreement and for the election of the directors required to satisfy the BDC Governance Conditions. Seller shall not (x) withdraw, modify or qualify (or publicly propose to withdraw, modify or qualify) in any manner adverse to Buyer its recommendation to the BDC Boards to approve the New Investment Advisory Agreement with respect to each BDC and the election of the directors required to satisfy the BDC Governance Conditions, or (y) make any other public statement in connection with the stockholders meeting of each BDC contrary to such recommendation (any action described in the foregoing clauses (x) or (y) being referred to herein as a “Seller Adverse Recommendation Change”).

(b)          Each of Seller and Buyer shall use its commercially reasonable efforts to facilitate, to the extent practicable and requested by the BDCs, the preparation and filing with the SEC and all other applicable Governmental Entities, as promptly as practical following receipt of the approval and recommendation described in clause (a) above, all proxy solicitation materials required to be distributed to the stockholders of each BDC with respect to the actions recommended for stockholder approval by the BDC Boards (the “BDC Proxy Solicitation Materials”) and to mail (or to cause to be mailed) such proxy solicitation materials as promptly as practical, including any amendments or supplements thereto required to be so filed or mailed.

(c)          Notwithstanding anything to the contrary herein, each of Seller and Buyer shall cooperate and use commercially reasonable efforts to facilitate the following: (i) no filing with, or amendment or supplement thereto, or correspondence with the SEC or any other Governmental Entity in respect of the transactions contemplated by this Agreement will be made by any BDC without providing the other party a reasonable opportunity to review and comment thereon (including the proposed final version of such document or response); (ii) the reasonable consideration by such BDC to any reasonable comments suggested by Buyer or Seller, as applicable; and (iii) no filing or mailing of any such document or response to any written comments of the SEC or any other Governmental Entity will be made by such BDC prior to receiving the approval of Buyer or Seller, as applicable, which approval shall not be unreasonably withheld, conditioned or delayed (provided that Buyer or Seller may in its sole discretion withhold or withdraw approval regarding any information concerning itself).

(d)          Notwithstanding any other provision of this Section 6.3 to the contrary, prior to contacting any BDC in respect of the matters addressed herein, Buyer and its applicable Affiliates or Representatives, shall provide Seller and its Representatives reasonable advance notice of, and an opportunity to participate in, such communication. Without limiting the generality of the foregoing, in no event shall Buyer or any of its Affiliates or Representative, communicate (orally or in writing), or agree to participate in any meeting or conference (including by telephone), with any BDC or any of its Representatives unless it has first consulted with Seller and its Representatives in advance thereof and the other party has no objections thereto. Nothing herein shall prevent Buyer from making public statements in support of the transactions contemplated by this Agreement.

Section 6.4           BDC Governance Conditions. Seller shall use its commercially reasonable efforts to facilitate the following arrangements with respect to the BDC Boards (the “BDC Governance Conditions”):

(a)          With respect to the board of directors of FSC:

(i)           Richard Dutkiewicz is contemplated to complete his current term.

(ii)          Each of Bernard D. Berman, James Castro-Blanco, Brian S. Dunn, Byron J. Haney, Alexander Frank and Douglas F. Ray will resign, effective at the Closing.

(iii)         In addition to Mr. Dutkiewicz, effective at the Closing the board of directors of FSC will be comprised of one new director who is an “interested person” with respect to Buyer, who shall be John Frank, and four new directors acceptable to Buyer who are not “interested persons” with respect to either Buyer or any of its Affiliates or Seller or any of its Affiliates, who shall be Marc H. Gamsin, Craig Jacobson, Richard G. Ruben and Bruce Zimmerman. In the event that any such person who will be a new director is unwilling or unable to serve as a director of FSC at Closing, then Buyer shall identify a person or persons (subject to the approval of the board of directors of FSC) to replace such person as a proposed director of FSC.

(b)          With respect to the board of directors of FSFR:

(i)           Richard W. Cohen is contemplated to complete his current term.

(ii)          Each of Bernard D. Berman, James Castro-Blanco, Richard P. Dutkiewicz, Alexander C. Frank and Jeffrey R. Kay will resign from the board of directors of FSFR, effective at the Closing.

(iii)         In addition to Mr. Cohen, effective at the Closing the board of directors of FSFR will be comprised of one new director that is an “interested person” with respect to Buyer, who shall be John Frank, and four new directors acceptable to Buyer who are not “interested persons” with respect to either Buyer or its Affiliates or Seller or its Affiliates, who shall be Marc H. Gamsin, Craig Jacobson, Richard G. Ruben and Bruce Zimmerman. In the event that any such person who will be a new director is unwilling or unable to serve as a director of FSFR, then Buyer shall identify a person or persons (subject to the approval of the board of directors of FSFR) to replace such person as a proposed director of FSFR.

(c)          In the event that Glass, Lewis & Co. or Institutional Shareholder Services issues a public statement advising against the election of any person named in Section 6.4(a)(iii) or Section 6.4(b)(iii) as a proposed director of a BDC, then Buyer shall propose (subject to the approval of the board of directors of such BDC) the person whose name is listed on Schedule 6.4(c) to replace such person as a proposed director of a BDC (such person, the “First Replacement Director”). In the event that Glass, Lewis & Co. or Institutional Shareholder Services issues a public statement advising against the election of the First Replacement Director as a proposed director of such BDC, then Buyer shall identify, in consultation with Seller and taking into account the issues raised by Glass, Lewis & Co. and Institutional Shareholder Services with respect to the First Replacement Director (to the extent that such issues raised by them do not conflict), a person or persons (subject to the approval of the board of directors of such BDC) to replace such person as a proposed director of such BDC (such person, the “Second Replacement Director”). For the avoidance of doubt, in the event that Glass, Lewis & Co. or Institutional Shareholder Services issues a public statement advising against the election of the Second Replacement Director as a director of such BDC, Buyer shall have no obligation hereunder to identify any person to replace the Second Replacement Director.

(d)          Notwithstanding anything herein to the contrary, Buyer shall have no obligation to identify a person to replace any person (i) who is unwilling or unable to serve as a director of any BDC or (ii) for whom Glass, Lewis & Co. or Institutional Shareholder Services has issued a public statement advising against his or her election as a director of a BDC, in each case to the extent that Section 15(f) of the Investment Company Act can be satisfied at the Closing without the election of such person to the board of directors of such BDC.

(e)          Notwithstanding anything herein to the contrary, with respect to any person identified as a proposed director of a BDC pursuant to Section 6.4(a) or Section 6.4(b) or by Buyer pursuant to Section 6.4(c), (i) if such person is unwilling or unable to serve as a director of such BDC, (ii) if Glass, Lewis & Co. or Institutional Shareholder Services has issued a public statement advising against the election of such person as a director of such BDC, or (iii) in the case of Section 6.4(c), if the board of directors of such BDC has failed to approve such person as a director of such BDC, then Buyer has the right, but not the obligation, to deliver a written notice to Seller setting forth Buyer’s election to amend Section 6.4(a)(iii) and Section 6.4(b)(iii) to remove any reference to such person as a proposed director of a BDC and the seat on the applicable BDC Board to be filled by such person, so long as Section 15(f) of the Investment Company Act can be satisfied at the Closing without the election of such person to the board of directors of such BDC, and following the receipt of such notice by Seller, this Section 6.4 shall automatically be so amended for all purposes hereunder. For the avoidance of doubt, following any such amendment, the BDC Governance Conditions shall be capable of being satisfied at the Closing without the appointment or election of such person referenced in the foregoing sentence to any BDC Board, and the size of the BDC Board(s) contemplated by Section 6.4(a) and Section 6.4(b), as the case may be, shall be reduced by one director.

(f)           Seller and Buyer shall cooperate and use commercially reasonable efforts to cause each BDC to include a description of the BDC Governance Conditions applicable to it in the BDC Proxy Solicitation Materials prepared in respect of such BDC.

Section 6.5           Access to Information. Upon reasonable prior notice, Seller shall, and shall cause its controlled Affiliates and instruct its Representatives to, afford reasonable access to Buyer and its Representatives, in a manner not disruptive to the operations of the business of Seller and its controlled Affiliates, during normal business hours and upon reasonable notice from the date hereof until the Closing, to the Business Records and, to the extent relating to the Business, the properties, personnel and other Representatives of Seller or its controlled Affiliates and, during such period, shall (and shall cause each of its controlled Affiliates and instruct its Representatives to) furnish promptly to such Representatives all information concerning the Business and, to the extent relating to the Business, the properties, personnel and other Representatives of Seller or its controlled Affiliates and to provide copies thereof, as may reasonably be requested; provided, however, that nothing herein shall require the Seller or its controlled Affiliates to disclose any information to Buyer or its Representatives if such disclosure would, in the reasonable judgment of the Seller, (i) violate applicable Law or the provisions of any agreement to which the Seller or its controlled Affiliates is a party or (ii) jeopardize any attorney-client or other legal privilege.

Section 6.6           Business Records. Subject to Section 6.20, from and after the Closing, Seller and its applicable Affiliates shall have the right, but not the obligation, to retain all original business records of Seller and its Affiliates (including documents for which copies thereof constitute Business Records) including such business records as (i) are required by any Governmental Entity or other legal or regulatory authority, including any applicable Law or regulatory request to be so retained or (ii) as may be necessary for Seller or its applicable Affiliates to perform their respective obligations, or enforce their respective rights, pursuant to this Agreement, the Ancillary Agreements or any other agreement between Seller and its Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand, that will remain in effect after the Closing. To the extent that an original Business Record is transferred to Buyer pursuant to Section 6.20, Seller shall be permitted to retain a copy thereof.

Section 6.7           Confidentiality.

(a)          The terms of the Confidentiality Agreement, dated March 7, 2016, between Buyer and FSAM, as amended by the Amendment to Confidentiality Agreement dated April 8, 2017 (the “FSAM Confidentiality Agreement”), are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, at which time the confidentiality obligations under the FSAM Confidentiality Agreement shall terminate. If, for any reason, the transactions contemplated by this Agreement are not consummated, the FSAM Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b)          From and after the date hereof until the termination of the FSAM Confidentiality Agreement as contemplated by Section 6.7(a), except in furtherance of the transactions contemplated by this Agreement and the Voting Agreements, neither Buyer nor any of its controlled Affiliates, nor any of their respective Representatives, shall, or shall assist or encourage any other Person to, directly or indirectly: (i) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, directly or indirectly, by purchase or otherwise, ownership (including beneficial ownership as defined in Rule 13d-3 of the Exchange Act) of any voting securities or direct or indirect rights or options to acquire any voting securities of a BDC, any subsidiary thereof or any successor to, or any Person in control of, a BDC, any of its assets (except in the ordinary course of business and excluding any CLO securities of CLOs managed by Seller that are owned by Buyer or its Affiliates from time to time) or businesses, or any subsidiary or division thereof, or of any such successor or controlling person or any bank debt, claims or other obligations of a BDC or any rights or options to acquire such ownership (including from a third party); (ii) seek or propose to influence or control the management or policies of a BDC or to obtain representation on a board of directors of a BDC, or solicit, or participate in the “solicitation” of, any “proxies” (as such terms are used in the Exchange Act) or consents with respect to any securities of a BDC; (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any merger, consolidation, business combination, acquisition, tender or exchange offer, recapitalization, restructuring or other transaction involving a BDC or any of its subsidiaries or their securities or assets other than in the ordinary course of business, except for public statements in support of the transactions contemplated by this Agreement; (iv) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, or otherwise form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) in connection with any of the foregoing; (v) enter into or seek to enter into the New Investment Advisory Agreement or any other investment advisory agreement with any of the BDCs; (vi) seek or request permission or participate in any effort to do any of the foregoing or make or seek permission to make any announcement with respect to any of the foregoing; (vii) disclose (whether or not publicly) any intention, plan or arrangement with respect to any of the foregoing; or (viii) take any action that might result in a BDC being obligated to make a public announcement regarding any of the foregoing. Buyer further agrees that it shall not, and shall cause its Affiliates and its Representatives not to, make any proposal, statement or inquiry, or disclose any intention, plan or arrangement, whether written or oral, that is inconsistent with any of the foregoing.

(c)          From and after the Closing, Seller shall, and shall cause its controlled Affiliates and instruct its Representatives to, maintain in confidence any written, oral or other information relating to the Business, except that the foregoing requirements of this Section 6.7(c) shall not apply to the extent that (i) any such information is or becomes generally available to the public other than as a result of disclosure by Buyer or any of its Affiliates or Representatives, (ii) any such information (including any report, statement, testimony or other submission to a Governmental Entity) is required by applicable Law, Order or such Governmental Entity to be disclosed, after prior notice has been given to Buyer to the extent such notice is permitted by applicable Law, provided that no such notice is required if prohibited by applicable Law or (iii) any such information is reasonably necessary to be disclosed in connection with any Action or in any dispute with respect to this Agreement or the Ancillary Agreements (including in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to the disclosing party in the course of any litigation, arbitration, mediation, investigation or administrative proceeding). Seller shall cause its controlled Affiliates and instruct its Representatives having access to such information of such obligation of confidentiality; provided, however, that Seller may disclose information about the Tax treatment and Tax structure of the transactions contemplated by this Agreement (including any facts or materials relating thereto or reasonably necessary to understand such treatment or structure).

(d)          From and after the date hereof until the earlier of the End Date or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, each of FSAM and Seller shall use its commercially reasonable efforts to enforce and seek the performance of all confidentiality, standstill and similar obligations set forth in any Contract to which such Person is a party relating to the Business, the Transferred Assets or the BDCs (unless FSAM or Seller, as the case may be, determines in good faith, after consultation with its outside legal counsel, that the enforcement, or seeking the performance, of such confidentiality, standstill and similar obligations would be inconsistent with its or its directors’ or its managers’ respective fiduciary duties under applicable Law).

Section 6.8           Transaction Expenses. Each party hereto shall bear its own expenses of negotiating and preparing this Agreement and the Ancillary Agreements and consummating the transactions contemplated hereby and thereby; provided, however, that (a) the third-party out-of-pocket fees, costs and expenses of proxy solicitation and tabulation and printing and mailing proxy statements required to be distributed to the stockholders of FSAM as contemplated by Section 6.2, (b) the filing fee in respect of the required notification under the HSR Act and (c) the third-party out-of-pocket fees, costs and expenses of proxy solicitation and tabulation and printing and mailing proxy statements, and all other fees, costs and expenses borne or incurred by the BDCs in connection with actions taken by them in connection with Section 6.3 (the “BDC Proxy Costs”), shall be borne by Buyer and Seller as follows: (x) Seller and Buyer shall bear equally the first one million five hundred thousand dollars ($1,500,000) of such fees, costs and expenses set forth in clauses (a) through (c); and (y) (i) Seller, prior to the Closing, shall bear any incremental BDC Proxy Costs in excess of one million five hundred thousand dollars ($1,500,000) (the “Incremental BDC Proxy Costs”) as well as the fees, costs and expenses of any BDC or any proxy solicitation regarding the BDCs initiated by a third party following the date of this Agreement and prior to the Closing (the “Interloper BDC Proxy Costs”) and any other fees, costs or expenses contemplated by this Section 6.8 in excess of $1,500,000 and (ii) from and after the Closing, (A) each of Seller and FSH shall indemnify the BDCs for all Incremental BDC Proxy Costs and Interloper BDC Proxy Costs (together, the “Indemnified Proxy Costs”) and (B) in addition to the Indemnified Proxy Costs, Seller shall bear any other fees, costs or expenses contemplated by this Section 6.8 in excess of $1,500,000. Prior to the Closing, Seller agrees not to cause or instruct any BDC or any Subsidiary thereof to pay any BDC Proxy Costs (including any Incremental BDC Proxy Costs) or Interloper BDC Proxy Costs or to otherwise seek reimbursement from any BDC, or any Subsidiary thereof, for any fees, costs or expenses contemplated by this Section 6.8.

Section 6.9           Non-Solicitation.

(a)          From and after the date hereof until the earlier of the Closing, the End Date or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, each of FSAM, FSH and Seller shall not, and shall cause its controlled Affiliates and instruct its Representatives not to, directly or indirectly, (i) solicit, knowingly encourage, entertain or facilitate, or make any inquiry, offer or proposal that would reasonably be likely to lead to, any Competing Transaction (a “Competing Transaction Proposal”), (ii) initiate, continue or otherwise participate in any discussions or negotiations, or enter into any written or oral agreement, arrangement or understanding, regarding a Competing Transaction, (iii) disclose, directly or indirectly, any confidential information concerning the Transferred Assets (except as necessary to manage the Transferred Assets in the ordinary course of business consistent with past practices), or afford access to the business, directors, officers, employees, properties, facilities, assets, contracts, books or records of FSAM, FSH, Seller or any of their respective Subsidiaries to any Person in connection with a Competing Transaction, in each case, other than to Buyer or its respective Affiliates or Representatives, (iv) release any Person from or waive, terminate, modify or fail to enforce any provision of any standstill or similar obligation of any Person (other than Buyer) with respect to FSAM, FSH, Seller, the BDCs or any of their respective Subsidiaries that is in effect as of the date of this Agreement (unless FSAM, FSH or Seller, as the case may be, determines in good faith, after consultation with its outside legal counsel, that the failure to so release, waive, terminate, modify or fail to enforce would be inconsistent with its or its directors’, general partners’ or managers’ respective fiduciary duties under applicable Law) or (v) authorize any of, or commit or agree to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of FSAM, FSH, Seller or any of their respective controlled Affiliates shall be a breach of this Section 6.9 by FSAM, FSH or Seller, as applicable. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, at any time prior to obtaining the FSAM Stockholder Approval, in response to an unsolicited written Competing Transaction Proposal, (i) if FSAM’s board of directors or any committee thereof determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Competing Transaction Proposal constitutes a Superior Proposal or could be reasonably likely to lead to a Superior Proposal, FSAM’s board of directors or any committee thereof shall be permitted to participate (and to authorize FSAM and its Representatives to participate) in discussions regarding such Competing Transaction Proposal solely to the extent necessary to clarify the terms of such Competing Transaction Proposal and (ii) if FSAM’s board of directors or any committee thereof determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Competing Transaction Proposal constitutes a Superior Proposal, FSAM may (and may authorize and permit its Subsidiaries and Representatives to), to the extent that FSAM’s board of directors or any committee thereof determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, (x) furnish information with respect to FSAM and its Subsidiaries to the Person making such Competing Transaction Proposal (and its Representatives) pursuant to a confidentiality agreement containing confidentiality provisions that, taken as a whole, are no more favorable to the receiving party under such confidentiality agreement than those applicable to Buyer in the FSAM Confidentiality Agreement, provided that all such information has previously been provided to Buyer or is provided to Buyer prior to the time that it is provided to such Person or any of its Representatives, and (y) participate in discussions and negotiations with the Person making such Competing Transaction Proposal (and its Representatives) regarding such Competing Transaction Proposal; provided, further, that FSAM shall notify Buyer of such Competing Transaction Proposal prior to disclosing any information about FSAM and its Subsidiaries to the Person making such Competing Transaction Proposal.

(b)          Each of FSAM, FSH and Seller, as applicable, shall promptly request that all Persons who executed a confidentiality agreement with FSAM, FSH or Seller, as applicable, in connection with the consideration of a possible acquisition of FSAM or the Transferred Assets (each a “Seller Confidentiality Agreement”) return, or destroy, all confidential information heretofore furnished to such Persons subject to the terms of such Seller Confidentiality Agreement.

Section 6.10         Efforts of Parties to Close; Consents.

(a)          From and after the date hereof through the Closing, except as otherwise expressly contemplated by this Agreement, each party hereto agrees to use commercially reasonable efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements as promptly as practicable, including as promptly as practicable, making all registrations and filings with, and obtaining all necessary Consents from, all Governmental Entities (including those in connection with the HSR Act) and taking all reasonable steps as may be necessary or advisable to obtain a required approval or waiver from a Governmental Entity.

(b)          Without limitation of Section 6.10(a), as promptly as reasonably practicable and in any event within ten (10) Business Days of the date hereof, Buyer shall prepare and file all documents and notifications as are required to comply with the HSR Act and request early termination of the applicable waiting period thereunder. Without limitation of the foregoing, each of Buyer and Seller shall cooperate with the other in good faith in the preparation of all such filings and responses and supplying, as promptly as practicable, any additional information and documentary material that may be requested pursuant to the HSR Act.

(c)          Notwithstanding anything in the foregoing to the contrary, no party shall be required to hold separate or dispose of any asset, or to initiate any litigation against any Governmental Entity in order to obtain Consents.

(d)          From and after the date hereof, (i) Seller shall use its commercially reasonable efforts to facilitate (A) FSC obtaining an extension of the term of the revolving credit availability under the ING Credit Agreement to January 31, 2018 and (B) the appointment, effective as of the Closing, of Buyer BDC Administrator or its designee as the administrative agent under the SLF JV I LLC Agreement, the Glick JV LLC Agreement and each of the Administrative Services Agreements and as the sub-advisor under the Natixis Sub-Advisory Agreement, including any amendments thereto required to effect the foregoing, and (ii) assign, or cause the assignment of, to a BDC or a Subsidiary thereof prior to the Closing any of its obligations as administrative agent, collateral agent, documentation agent, sub-advisor, arranger or other similar agent, advisor or arranger (“Agent”) under any loan agreements, collateral documents (including control agreements) and other relevant documents with respect to any BDC Portfolio Investment pursuant to which Seller, FSC CT or any of their respective Affiliates otherwise serves as Agent to the extent that such assignment does not require the consent of any third party (including a Governmental Entity) or result in a violation of applicable Law. Any costs or expenses payable to third parties for the procurement of any consents, approvals or agreements or extensions set forth in clause (i) above from such third parties shall be borne by Seller. Seller agrees not to cause or instruct any BDC or any Subsidiary thereof to pay any such fees, costs or expenses or to otherwise seek reimbursement from any of them therefor.

(e)          Except as otherwise agreed by the parties, including pursuant to Section 6.10(d), from and after the date hereof, with respect to each BDC Portfolio Investment set forth on Section 6.10(e) of the Disclosure Schedules, Seller and Buyer shall cooperate and use commercially reasonable efforts to obtain all consents, approvals and agreements of any third party (other than a Governmental Entity) to the appointment of Buyer BDC Administrator or a designee thereof as the successor (the “Successor Agent”) to Seller, FSC CT or any of their respective Affiliates as Agent under any of the loan agreements, collateral documents (including control agreements) and other relevant documents with respect to such BDC Portfolio Investment set forth on Section 6.10(e) of the Disclosure Schedules or pursuant to which Seller, FSC CT or any of their respective Affiliates otherwise serves in any such capacity. Notwithstanding anything to the contrary contained in this Agreement, to the extent that any such third party consents, approvals or agreements shall not have been obtained prior to the Closing, Buyer and Seller shall continue to cooperate with each other and use commercially reasonable efforts to obtain such consents, approvals or agreements as promptly as reasonably practicable after the Closing. Pending receipt of any such consents, approvals or agreements, (i) Buyer and Seller shall, and shall cause their respective Affiliates to, cooperate with each other to effect mutually agreeable, reasonable and lawful arrangements (each an “Alternative Arrangement”) designed to provide Buyer and its Affiliates with substantially similar rights and benefits that would have accrued to each such Person had such consents, approvals or agreements been obtained, and (ii) without limitation of the foregoing, with respect to each BDC Portfolio Investment, Seller (A) shall deliver, or shall cause to be delivered, to Buyer BDC Administrator as soon as reasonably practicable, but in any event within three (3) Business Days of receipt thereof, copies of all certificates, financial statements, notices and other documents Seller, FSC CT or any of their respective Affiliates receives in connection with serving as Agent under any such BDC Portfolio Investment, (B) shall pay, or cause to be paid, to the applicable BDC as soon as reasonably practicable, but in any event within ten (10) Business Days of receipt thereof, any fees received in connection with serving as Agent under such BDC Portfolio Investment less any actual, out-of-pocket expenses incurred in connection therewith (such fees to be held in trust by Seller or its Affiliate for the benefit of such BDC until so paid to such BDC), (C) shall, and shall cause its Affiliates to, take any action reasonably requested by Buyer BDC Administrator in Seller’s or its Affiliate’s capacity as Agent under such BDC Portfolio Investment (including requesting information to which it is entitled thereunder) and (D) shall not, and shall cause its Affiliates not to, take any action (including, for the avoidance of doubt, providing or withholding consent or approval with respect to any matter thereunder) in its capacity as Agent under such BDC Portfolio Investment without the prior written consent of Buyer BDC Administrator (which consent shall not be unreasonably withheld, conditioned or delayed). FSH and Seller shall bear, jointly and severally, any costs or expenses payable to third parties in connection with the procurement of any such consents, approvals or agreements from third parties (whether such costs and expenses are incurred prior to the Closing or after the Closing pursuant to this Section 6.10(e)). Seller agrees not to cause or instruct any BDC or any Subsidiary thereof to pay any such fees, costs or expenses or to otherwise seek reimbursement from any of them therefor. For the avoidance of doubt, Seller, FSC CT or the applicable Affiliate thereof shall resign as Agent under the applicable Contract effective upon the appointment of Buyer BDC Administrator or its designees as Successor Agent under such Contract in accordance with Section 6.10(d) or this Section 6.10(e).

(f)          From the date hereof until the Closing, Seller and Buyer shall cooperate and use commercially reasonable efforts to obtain the approval of The Nasdaq Stock Market LLC and the New York Stock Exchange, as applicable, to any supplemental listing application with respect to the current listing of shares of common stock of each BDC on their respective markets or exchange required under the applicable rules thereof as a result of the transactions contemplated hereby, including any such application required to change the name and ticker symbol of each BDC in connection with Closing.

(g)          From the date hereof until the Closing, Seller and Buyer shall cooperate and use commercially reasonable efforts to obtain recommendations from Glass, Lewis & Co. and Institutional Shareholder Services in favor of the election of the persons specified in Section 6.4(a)(iii) and Section 6.4(b)(iii) and, if applicable, any persons identified by Buyer to replace such persons pursuant to Section 6.4 to the board of directors of the applicable BDC.

Section 6.11         Further Assurances. Following the Closing, upon the reasonable request of any party or parties hereto, the other parties hereto, as the case may be, agree to promptly execute and deliver such further instruments of assignment, transfer, conveyance, endorsement, direction or authorization and other documents as may be reasonably requested to effectuate the purposes of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby.

Section 6.12         Taxes.

(a)          Seller and its Affiliates, on one hand, and Buyer and its Affiliates, on the other hand, shall share equally any and all Transfer Taxes. Each of Seller and Buyer and their respective Affiliates shall, at their own expense, timely file, and cause any of their applicable Affiliates to file, any Tax Return or other document required to be filed with respect to such Transfer Taxes, and each of Seller or Buyer and their respective Affiliates shall provide Seller or Buyer, as the case may be, with an opportunity to review and comment on such Tax Return or other document, and shall consider in good faith any comments proposed thereto. Each of Seller and Buyer shall join, and cause any of its applicable Affiliates to join, in the execution of any such Tax Return if required by Law.

(b)          Each of Seller and Buyer shall, and shall cause its Affiliates to, (i) provide the other party and its Affiliates with such assistance as may be reasonably requested in connection with the preparation of any Tax Return or any audit, Action or other examination by any proceeding by or before any Governmental Entity relating to liability for Taxes, in each case, to the extent related the Transferred Assets, the Buyer Post-Closing Liabilities or the Business, (ii) retain for a period of six (6) years following the end of the calendar year in which the Closing occurs and provide to the other party and its Affiliates all records and other information that are reasonably requested in connection with any such Tax Return, audit, Action, examination or proceeding and (iii) provide the other party and its Affiliates with a copy of any final determination of any such audit, Action, examination or proceeding that affects any amount required to be shown on any Tax Return of the other party for any period.

(c)          Where it is necessary for purposes of this Agreement to apportion between Taxes of Seller and its Affiliates, on the one hand, and Buyer, on the other hand, for a taxable year or period beginning on or prior to, and ending after, the Closing Date, such Taxes shall be apportioned between the period deemed to end at the close of the Closing Date and the period deemed to begin at the beginning of the day following the Closing Date on the basis of an interim closing of the books, except that Taxes (such as real or personal property Taxes) imposed on a periodic basis shall be allocated on a daily basis.

(d)          Buyer and Seller hereby agree to waive compliance with the bulk transfer provisions of the Uniform Commercial Code (or any similar Law) if and to the extent applicable in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 6.13         Section 15(f).

(a)          Buyer acknowledges that Seller is entering into this Agreement in reliance upon the benefits and protections provided by Section 15(f) of the Investment Company Act. Subject to applicable Law, Buyer shall, to the extent within its control, not take any action or omit to take any action, that would have the effect of causing the requirements of any of the provisions of Section 15(f) of the Investment Company Act not to be met in respect of the transactions contemplated by this Agreement. In that regard, without limitation, subject to applicable Law, Buyer shall take such actions as are within its control so that:

(i)           for a period of not less than three (3) years from and after the Closing, at least seventy-five percent (75%) of the members of each of the BDC Boards are not “interested persons” (within the meaning of Section 2(a)(19) of the Investment Company Act) of Buyer or Seller; and

(ii)          for a period of not less than two (2) years from and after the Closing, there shall not be imposed on any BDC an “unfair burden” (as reasonably interpreted under Section 15(f) of the Investment Company Act) as a result of the transactions contemplated by this Agreement or the Ancillary Agreements, or any express or implied terms, conditions or understandings applicable thereto or any other express or implied understandings or agreements to which Buyer or any of its Affiliates is a party.

(b)          Section 6.13(a) shall not apply in the event that the parties reasonably agree in writing that Section 15(f) of the Investment Company Act no longer applies to the transactions contemplated by this Agreement or the Ancillary Agreements. Section 6.13(a)(i) shall not apply to the extent of the relief provided by any exemptive order obtained by Buyer or any of its Affiliates from the SEC as contemplated by Section 15(f)(3) of the Investment Company Act. Notwithstanding anything to the contrary contained herein, the covenants of the parties hereto contained in this Section 6.13 are intended only for the benefit of such parties and for no other Person.

(c)          In the event that, on or prior to the three (3) year anniversary of the Closing, Buyer or any of its Affiliates enters into any transaction that would constitute an “assignment” (as defined in the Investment Company Act) to a third party of any New Investment Advisory Agreement, Buyer shall first obtain, or cause its Affiliate to obtain, a covenant in all material respects the same as that contained in this Section 6.13.

Section 6.14         Non-Solicitation of Employees; Severance; Waiver of Restrictive Covenants.

(a)          From and after the Closing until the one-year anniversary of the date thereof, Buyer shall not, directly or indirectly, solicit for employment, hire or otherwise engage any individual that was an employee of Seller or its Affiliates as of the Closing set forth on Schedule 6.14; provided, however, that the foregoing provision shall not prevent Buyer from engaging or hiring any individual set forth on Schedule 6.14 during such period whose employment was terminated by Seller or its Affiliates prior to the date of such engagement or hire and with respect to whom Buyer reimburses to Seller or its applicable Affiliate any severance amounts paid to such employee by Seller or its Affiliates prior, and as a condition, to hiring such employee; provided, further, that Buyer may engage the last individual listed on Schedule 6.14 to provide consulting services to Buyer for a period of up to sixty (60) days without regard to whether such individual’s employment has been terminated by Seller or its Affiliates and, if such individual’s employment has been terminated by Seller or its applicable Affiliate, without any requirement to reimburse Seller or such Affiliate for any severance amounts paid to such individual hereunder.

(b)          Subject to Section 6.14(a), from and after the Closing, Seller shall cause FSC CT to waive any of its rights under any non-competition, non-solicitation or similar provision of any employment agreement, severance agreement, restrictive covenant agreement or other Contract between FSC CT and any current or former employee of FSC CT to the extent that such provision restricts such employee from being employed or otherwise engaged by Buyer, the BDCs or any of their respective Affiliates.

Section 6.15         Financing; Financing Cooperation.

(a)          Notwithstanding anything to the contrary in this Agreement or in any of the Ancillary Agreements, Buyer acknowledges and agrees that its obligations to effect the transactions contemplated by this Agreement and the Ancillary Agreements are not conditioned upon the availability to Buyer or any of its Affiliates of any debt, equity or other financing in any amount whatsoever. The failure, for any reason, by Buyer to have sufficient cash available through the Closing to satisfy the Purchase Price shall constitute a Willful Breach of this Agreement by Buyer.

(b)          Prior to the Closing, Seller shall use its commercially reasonable efforts to provide, and use its commercially reasonable efforts to cause its Representatives to provide, such cooperation to Buyer as may reasonably be requested by Buyer in connection with obtaining any debt financing to refinance Indebtedness of the BDCs in connection with the transactions contemplated hereby, including the following:

(i)           at reasonable times, during normal business hours, at reasonable locations and upon reasonable notice, participating (to the extent applicable) in a reasonable number of road shows, meetings, due diligence sessions and similar presentations to and with prospective lenders, investors and rating agencies and assisting with the preparation of materials for rating agency presentations, road show presentations, bank information memoranda (including, to the extent necessary, an additional bank information memoranda that does not include material non-public information) and similar documents required in connection with such debt financing;

(ii)          assisting reasonably in the negotiation of one or more credit or other agreements, as well as any pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be reasonably requested by Buyer and otherwise reasonably facilitating the pledging of collateral;

(iii)         facilitating the delivery at Closing of any necessary and customary pledge and security documents, guarantees, mortgages, collateral filings, other definitive financing documents (including one or more credit agreements or other instruments) in connection with such debt financing or other certificates or documents as may reasonably be requested by Buyer (all such documents, together with the documents described in the preceding clause (ii), the “Debt Documents”) and reasonably facilitating the taking of all corporate actions by the BDCs with respect to entering such definitive financing documents and otherwise necessary to permit consummation of such debt financing (provided that all such corporate action shall be deemed to become effective only if and when the Closing occurs and shall be based on authorizations (including appointment of directors and authorized officers) provided by, and derived exclusively from the authority of, Buyer after giving effect to the Closing);

(iv)        cooperating reasonably with diligence, to the extent customary and reasonable, in connection with such debt financing;

(v)          using commercially reasonable efforts to obtain legal opinions of in-house or “local” counsel customary for financings similar to such debt financing;

(vi)         obtaining customary authorization letters with respect to any bank information memoranda from a senior officer of each BDC and using commercially reasonable efforts to obtain consents of accountants for use of their reports on customary terms and consistent with the accountants’ customary practice in any materials relating to such debt financing;

(vii)        at least five (5) Business Days prior to Closing, providing all documentation and other information about each BDC that is reasonably requested and reasonably determined by the lenders providing such debt financing to be required by applicable “know your customer” and anti-money laundering rules and regulations, to the extent requested by Buyer in writing at least ten (10) Business Days prior to Closing; and

(viii)       taking all actions reasonably requested to facilitate arrangements for the discharge as of the Closing Date of any Indebtedness, including obtaining customary release letters, Encumbrance terminations and other instruments of discharge;

provided, in each case in Sections 6.15(b)(i) through (vii) above, that (v) none of Seller, the BDCs nor any of their respective Affiliates, nor any of their respective Representatives, shall be required to incur any Liability whatsoever in connection with any such debt financing, including any “commitment” or similar fee (except that the BDCs and their Subsidiaries may incur such liabilities only to the extent such Liabilities become effective after the Closing), (w) nothing in this Section 6.15 shall require cooperation to the extent that it would (A) cause any condition to Closing set forth in Article VII to not be satisfied or otherwise cause any breach of this Agreement, (B) require Seller, the BDCs or any of their respective Affiliates to take any action that would reasonably be expected to conflict with or violate Seller’s, a BDC’s or any of their respective Affiliates’ organizational documents or any Law, or result in, or could reasonably be expected to result in, the contravention in any material respect of, or result in a violation or breach in any material respect of, or default under, any Contract to which it is a party, (C) unreasonably interfere with the ongoing operations of Seller, the BDCs or their respective Affiliates or (D) cause any representation or warranty to be breached in this Agreement, (x) except as contemplated in Section 6.15(b)(iii) above, the boards of directors of the BDCs and their Subsidiaries shall not be required prior to the Closing to adopt resolutions approving any Debt Document, (y) none of Seller, the BDCs nor any of their respective Affiliates shall be required to (A) enter into any Contract in connection with any such debt financing that is not conditioned on the occurrence of the Closing and does not terminate without Liability to Seller, the BDCs or any of their respective Affiliates upon termination of this Agreement, (B) provide access to or disclose information that Seller or a BDC determines would jeopardize any attorney-client privilege of Seller, such BDC or any of their respective Affiliates, (C) provide financial or other information regarding the BDCs or their Subsidiaries that is not in the possession of a BDC or any of its Subsidiaries or (D) provide any legal opinion or other opinion of counsel or any solvency certificate, or, in the case of Seller or its Affiliates, issue any offering or information document, and (z) none of Seller, the BDCs nor any of their respective Affiliates shall be required to execute any Debt Documents (except (1) the authorization letters set forth in 6.15(b)(vi) above, (2) any prepayment and termination notices necessary pursuant to 6.15(b)(viii) above and (3) as otherwise set forth in Section 6.15(b)(vii) above prior to the Closing).

(c)          Buyer shall indemnify, defend and hold harmless Seller, the BDCs and their respective Affiliates, and their respective pre-Closing Representatives (collectively, the “Indemnitees”), from and against any and all Liabilities, losses, damages, claims, costs, expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation), interest, awards, judgments and penalties suffered or incurred, directly or indirectly, by any of the Indemnitees in connection with the arrangement of any debt financing described in this Section 6.15, except to the extent that any of the foregoing arises from (x) the bad faith, gross negligence or willful misconduct of any Indemnitee, in each case as determined by a court of competent jurisdiction in a final and non-appealable decision or (y) any information provided by any of the Indemnitees pursuant to Section 6.15(b)(i). For the avoidance of doubt, this Section 6.15(c) shall not apply to any such Liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred, directly or indirectly, by Seller in connection with the performance of its obligations pursuant to Section 6.10(d) or Section 6.10(e).

Section 6.16         Base Management and Incentive Fees. Within ten (10) Business Days following the collection of the initial payment of the Base Management Fee and incentive fee on Pre-Incentive Fee Net Investment Income (each as defined in Paragraph 3 in each New Investment Advisory Agreement) after the end of the quarter in which Closing occurs, Buyer shall pay, by wire transfer of immediately available funds to the account designated in writing by Seller to Buyer, the pro-rata portion of such fees relating to the total number of days elapsed in such quarter prior to Closing, divided by the total number of days in such quarter, at the blended fee rates described in Paragraphs 3(a) and 3(b)(i) of each New Investment Advisory Agreement. Without limitation of the foregoing, Buyer shall, and shall cause its applicable Affiliates to, (a) use commercially reasonable efforts to collect any and all such Base Management Fees or Incentive Fee (as defined in Paragraph 3 in each New Investment Advisory Agreement) promptly when due pursuant to the terms of the applicable New Investment Advisory Agreement and (b) not waive, in whole or in part, such Base Management Fees or Incentive Fees in respect of such period.

Section 6.17         No Control of the Other Party’s Business.

(a)          Except as set forth in this Agreement, nothing contained in this Agreement is intended to give Buyer or its Affiliates, directly or indirectly, the right to control or direct the Business, the use of the Transferred Assets or the operations of the BDCs prior to the Closing. Prior to the Closing, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Business and use of the Transferred Assets.

(b)          Except as set forth in this Agreement, nothing contained in this Agreement is intended to give Seller, directly or indirectly, the right to control or direct the business or operations of Buyer or its Affiliates.

Section 6.18         BDC Indemnification Limitations. Notwithstanding anything herein to the contrary, from and after the date hereof until the date, if any, on which this Agreement is terminated pursuant to Section 9.1, FSAM, FSH and Seller shall not, and shall cause FSC CT and their other respective Affiliates not to, make any claim for, seek or otherwise be entitled to indemnification or advancement of expenses from any BDC or any Subsidiary thereof pursuant to the Existing Investment Advisory Agreements, the Existing Administration Agreements, the charters or bylaws of any Person, any other Contract or otherwise with respect to any damages, liabilities, claims, costs, expenses, interest, awards, judgments, penalties or other losses (collectively, “BDC Indemnifiable Losses”) except to the extent such BDC is an insured under, and such BDC Indemnifiable Losses would be covered under, (a) an insurance policy in effect prior to the date hereof, (b) an insurance policy obtained by Seller or any of its Affiliates at their sole cost and expense from and after the date hereof or (c) a tail or similar insurance policy that is purchased for coverage of claims where the underlying act, occurrence or event took place prior to the Closing (provided that Seller or its Affiliate shall bear the cost of any deductible with respect to such BDC Indemnifiable Losses under any such policy); provided, that FSAM, FSH and Seller shall not, and shall cause FSC CT and their other respective Affiliates not to, make any claim for indemnification or advancement of expenses from a BDC or any Subsidiary thereof with respect to any BDC Indemnifiable Losses (x) that arise out of or result from (A) any Existing Governmental Matter or (B) any transaction contemplated by this Agreement or any Ancillary Agreement or (y) to the extent that the relevant policy excludes or otherwise limits reimbursement for such BDC Indemnifiable Losses, with such risk of uncollectability being fully retained by FSAM, FSH or Seller, as applicable, in each case, to the extent that the applicable BDC, and each Person acting on its behalf, has not taken a position with respect to any claim that is adverse to FSAM or any of its Affiliates or otherwise communicated to any insurer that the applicable claim should not be subject to coverage, in whole or in part; provided, however, notwithstanding the foregoing, each of Seller and FSC CT shall be entitled to reimbursement for, and shall not be required to waive or otherwise release, the ordinary course expenses and allocations (including with respect to overhead, rent, employee salaries and direct expenses) otherwise due to Seller or FSC CT pursuant to the terms of the Existing Investment Advisory Agreements, the Existing Administration Agreements or other Contracts to which any BDC or its controlled Affiliate is a party, in each case in respect of pre-Closing periods and in an amount not to exceed the applicable amounts set forth on Section 6.18 of the Disclosure Schedules to the extent such amounts are paid prior to Closing. Notwithstanding the foregoing, to the extent that any BDC or Subsidiary thereof makes any payment to FSAM, FSH, Seller or any of their respective Affiliates in respect of any obligation to indemnify or advance expenses to the foregoing Persons for which such BDC or Subsidiary is not ultimately reimbursed or otherwise made whole for the amount of such payment by any such insurance policy, then FSAM, FSH or Seller, as applicable, shall, or shall cause their applicable Affiliate to, return such amount to such BDC or Subsidiary on demand in immediately available funds, unless and to the extent that a BDC or any Person acting on its behalf took a position with respect to any claim that is adverse to FSAM or any of its Affiliates or otherwise communicated to any insurer that the applicable claim should not be subject to coverage, in whole or in part. For the avoidance of doubt, nothing in this Section 6.18, shall limit the ability of FSAM or any of its controlled Affiliates from making any claim or receiving any recovery pursuant to any insurance policy that is (I) in force as of the date hereof, solely to the extent of the shared coverage available to FSAM in accordance with the Insurance Sharing Agreement and the dedicated insurance amounts available to FSAM, (II) purchased with the consent of Buyer or (III) in compliance with the coverage terms specified in Section 6.1(g).

Section 6.19         Transition and Employee Services; BDC Board Presentation.

(a)          Buyer agrees that it shall: (i) to the extent the individual set forth on Schedule 6.19 is employed by the Buyer or one of its Affiliates, provide the services of such individual to Seller as requested by Seller for fifty percent (50%) of such individual’s work time through the date of filing of FSAM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 with the SEC; and (ii) to the extent reasonably requested by Seller, cause other former accounting employees of Seller and its Affiliates then employed by Buyer or one of its Affiliates to provide accounting services to FSAM and its Affiliates.

(b)          Seller agrees that it shall, to the extent the individual set forth on Schedule 6.19 is employed by the Seller or one of its Affiliates, provide the services of such individual to Buyer as requested by Buyer for fifty percent (50%) of such individual’s work time.

(c)          If either party requests the services of the individual set forth on Schedule 6.19, such party shall reimburse fifty percent (50%) of such individual’s annual salary and cash bonus set forth on Schedule 6.19 to the applicable employer based on the percentage of the employee’s time used over an annual salary period. With respect to any other employee, Seller will reimburse to Buyer an amount equal to the applicable portion of such employee’s annual salary and cash bonus based on the percentage of the employee’s time used by Seller and its Affiliates over an annual salary period. The obligations of a party to provide the services of any employee under this Section 6.19 shall immediately terminate with respect to such employee when such employee ceases to be employed by such party or any of its Affiliates (provided that, for the avoidance of doubt, no obligations of a party to pay for any services rendered to such party hereunder by such employee prior to his or her termination shall terminate). The parties shall consider in good faith entering into a mutually acceptable transition or employee services agreement with respect to the matters set forth in the foregoing provisions of this Section 6.19 and any other services that the parties agree therein that one party will provide to the other party.

(d)          Seller will facilitate a presentation to each BDC Board by the relevant attorneys at Proskauer Rose LLP regarding the status of, and potential Liabilities and other consequences for the BDC Indemnified Parties arising from, the Existing Governmental Matters within sixty (60) days following the Closing Date; provided that no employee of Buyer may attend such presentation (other than any employee of Buyer who serves as a member of such BDC Board). Seller shall bear all fees and expenses of Proskauer Rose LLP in connection with such presentation.

Section 6.20         Information Transfer Plan. Prior to the earlier of September 30, 2017 and the Closing, Seller and Buyer shall work together in good faith and shall use commercially reasonable efforts to develop and implement a plan that will result in the delivery or transfer, subject to compliance with applicable Law, of the Business Records to Buyer at the Closing (or at such later time as the parties may agree in writing) in a manner consistent with the principles, procedures and guidelines set forth in Section 6.20 of the Disclosure Schedules (the “Information Transfer Plan”). The Information Transfer Plan shall provide that (a) to the extent any Business Records will be delivered or transferred to Buyer along with material that does not pertain or relate to the Business or that are Excluded Records, such material may be redacted from the Business Records and, for the avoidance of doubt, such redacted material shall not constitute “Business Records” for purposes of this Agreement and (b) Seller shall direct its Representatives to deliver or transfer, subject to compliance with applicable Law, any Business Records in their possession or control to Seller (for further delivery or transfer to Buyer) or to Buyer in accordance with the other terms of the Information Transfer Plan. The Information Transfer Plan shall also address the treatment of the Excluded Records. Prior to the Closing or until the applicable Business Records are transferred and delivered to Buyer in accordance with the Information Transfer Plan, Seller shall, and shall cause its applicable Affiliates to, maintain the Business Records in accordance with applicable Law and in substantially the same manner and with the same care that the Business Records have been maintained prior to the date hereof.

Section 6.21         Payoff Letter. Not less than two (2) Business Days prior to the Closing Date, FSH shall have delivered to Buyer a payoff letter in customary form with respect to all borrowings and other indebtedness outstanding under the Sumitomo Credit Agreement (the “Sumitomo Payoff Letter”), which Sumitomo Payoff Letter shall provide that, upon receipt by the lenders thereunder of the amounts set forth in the Sumitomo Payoff Letter, FSH and its Subsidiaries will have no further obligations with respect to such indebtedness and all guarantees and Encumbrances in connection therewith, including any Encumbrance on the Transferred Assets created under the Sumitomo Security Agreement, shall be automatically released (provided that the Sumitomo Payoff Letter will not be required to include any waiver or release of indemnification, contribution or other obligations of FSH or its Subsidiaries that expressly survive termination of the terms of the agreements governing such indebtedness).

Article VII

CONDITIONS

Section 7.1           Conditions to Each Party’s Obligations. The respective obligation of each party to effect the transactions contemplated by this Agreement is subject to the satisfaction or (to the extent permitted by Law) waiver by Buyer and Seller, as applicable, on or prior to the Closing of the following conditions:

(a)          No Order issued by any court of competent jurisdiction or other Governmental Entity preventing the entry into the New Investment Advisory Agreements shall be in effect. No Law shall have been enacted, entered, promulgated or enforced by any court or Governmental Entity that prohibits or makes illegal the entry into the New Investment Advisory Agreements.

(b)          The applicable waiting period (and any extension thereof) under the HSR Act shall have been terminated or shall have expired.

(c)          The FSAM Stockholder Approval shall have been obtained.

(d)          The approvals contemplated by clauses (i), (ii) and (iv) of Section 6.3(a) shall have been obtained, in each case effective at Closing.

(e)          At least seventy-five percent (75%) of the members of each of the BDC Boards shall not be “interested persons” (within the meaning of Section 2(a)(19) of the Investment Company Act) of Buyer or Seller.

(f)          The BDC Governance Conditions shall have been implemented in accordance with the terms of this Agreement and shall become effective at Closing.

(g)          The BDCs shall have repaid in full all debentures listed on Schedule 7.1(g) (the “SBA Debentures”).

(h)          The Sumitomo Payoff Letter shall have been obtained and shall be in full force and effect.

Section 7.2           Conditions to Buyer’s Obligations. The obligations of Buyer to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any of which may be waived in writing by Buyer:

(a)          (i) Each of the representations and warranties in Section 3.1, Section 3.2, Section 4.1 and Section 4.2 shall be true and correct in all respects, and (ii) each of the other representations and warranties set forth in Article III and Article IV shall be true and correct in all respects (and, other than the representation set forth in Section 4.5, shall be determined without regard to any qualifications or limitations as to “material,” “materiality” or “Material Adverse Effect”), except, in the case of clause (ii) of this Section 7.2(a), for the failure to be so true and correct that, individually or in the aggregate, does not have, and would not be reasonably likely to have, a Material Adverse Effect, in the case of both clauses (i) and (ii) of this Section 7.2(a), at the Closing, with the same effect as though each such representation and warranty had been made on and as at the Closing (except for any representation or warranty made as of a specific date, which shall be given as of such specific date).

(b)          Each of Seller, FSAM and FSH shall have performed and complied in all material respects with each agreement, covenant and obligation required by this Agreement to be performed or complied with by it at or prior to the Closing.

(c)          Seller shall have delivered to Buyer a certificate as to the matters contained in clauses (a) and (b) of this Section 7.2, as applicable, dated as of the Closing Date, signed by an executive officer of Seller.

(d)          Since the date of this Agreement, no Material Adverse Effect shall have occurred (taking into account the exclusion of the Excluded Liabilities).

(e)          The NAV of each BDC as of June 30, 2017 shall be equal to at least eighty percent (80%) of the Base Date NAV of such BDC, provided, that if the Closing occurs on or after November 1, 2017, then the reference to “June 30, 2017” above shall be replaced by “September 30, 2017” and NAV shall be calculated based upon the NAV of such BDC, as preliminarily approved by the applicable BDC Board.

(f)          The consents, waiver letters and amendments attached to schedule Schedule 7.2(f) shall be in full force and effect.

(g)          No Event of Default (determined without regard to any temporary waiver, forbearance or amendment) (as such term is defined in the applicable Material Debt Agreement as in effect as of the date hereof) under any Material Debt Agreement shall have occurred; provided that any waiver, forbearance or amendment of any right or obligation under any Material Debt Agreement that will remain in effect until December 31, 2017 or a later date shall not be deemed to be “temporary” for purposes of this Section 7.2(g).

(h)          (i) FSC shall have obtained an extension of the term of the revolving credit availability under the ING Credit Agreement to January 31, 2018 or (ii) FSC shall have drawn down the full amount of the revolving credit availability as of the date hereof under the ING Credit Agreement (for the avoidance of doubt, without giving effect to any amendment to the amount of such revolving credit availability after the date hereof).

(i)          The assignment and assumption agreements attached to Schedule 7.2(i) shall be in full force and effect.

(j)          From and after the date hereof, no person other than a person proposed or identified as a director of a BDC in accordance with Section 6.4 shall have been appointed or elected to the board of directors of such BDC.

(k)          None of FSAM, Seller or any of their respective Affiliates shall have entered into, or authorized or agreed to enter into, any settlement or other agreement with any Governmental Entity or any other Person relating to the Existing Governmental Matters if such settlement or agreement would materially impair the operation of the business of any BDC as conducted as of the date hereof.

(l)          No Section 203 Waiver shall have been amended, modified or rescinded by the applicable BDC Board in any manner adverse to Buyer.

(m)          FSC shall have opened the collateral account contemplated by the FSC Control Agreement at Morgan Stanley Smith Barney LLC (such account the “FSC Collateral Account”) and shall have deposited the FSC Collateral Shares therein, and FSFR shall have opened the collateral account contemplated by the FSFR Control Agreement at Morgan Stanley Smith Barney LLC (such account the “FSFR Collateral Account”) and shall have deposited the FSFR Collateral Shares therein.

Section 7.3           Conditions to Seller’s Obligations. The obligations of Seller to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, which may be waived in writing by Seller:

(a)          (i) Each of the representations and warranties in Section 5.1 and Section 5.2 shall be true and correct in all respects, and (ii) each of the other representations and warranties set forth in Article V shall be true and correct in all respects (and shall be determined without regard to any qualifications or limitations as to “material” or “materiality”), except, in the case of clause (ii) of this Section 7.3(a), for the failure to be so true and correct that, individually or in the aggregate, does not have and would not be reasonably likely to have a material adverse effect on the ability of Buyer to timely consummate the transactions contemplated by this Agreement, in the case of both clauses (i) and (ii) of this Section 7.3(a), at the Closing with the same effect as though each such representation and warranty had been made as at the Closing (except for any representation or warranty made as of a specific date, which shall be given as of such specific date).

(b)          Buyer shall have performed and complied in all material respects with each agreement, covenant and obligation required by this Agreement to be performed or complied with by it at or prior to the Closing.

(c)          Buyer shall have delivered to Seller a certificate, dated as of the Closing Date, signed by an executive officer of Buyer, as to the matters contained in clauses (a) and (b) of this Section 7.3.

Section 7.4           Frustration of Closing Conditions. Neither Buyer, on the one hand, nor Seller, on the other hand, may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of such party to comply with its obligations under this Agreement.

Article VIII

INDEMNIFICATION

Section 8.1           Indemnification of Buyer Indemnified Parties and BDC Indemnified Parties.

(a)          From and after the Closing, Seller and FSH shall, jointly and severally, indemnify and defend (I) Buyer, its Affiliates and their respective Representatives (for the avoidance of doubt, excluding the BDCs and their respective Subsidiaries, each a “Buyer Indemnified Party” and, collectively, the “Buyer Indemnified Parties”) and hold them harmless from and against (x) all Buyer Specified Losses and (y) all General Losses suffered by a Buyer Indemnified Party relating to, arising out of, or resulting from (1) any breach of any covenant set forth under this Agreement by Seller, FSAM or FSH and (2) any Excluded Liability (such General Losses described in clauses (1) and (2) are together referred to as “Buyer General Losses”), (II) the FSC Indemnified Parties for (x) all costs and out-of-pocket expenses (including actual attorneys’ fees) actually incurred by the FSC Indemnified Parties in respect of responding to requests for information from any Governmental Entity or in defending a FSC Indemnified Party in connection with an Existing Governmental Matter (excluding any such costs and expenses incurred by any FSC Indemnified Party or the board of directors of FSC in connection with its own independent (or joint with FSFR) inquiry, review or other investigation into the Existing Governmental Matters prior to the filing or following the settlement or final disposition of any enforcement action by the SEC against FSC related to the Existing Governmental Matters) (all such costs and expenses, the “FSC Existing Investigation Defense Costs”) and (y) all BDC Net Losses suffered by the FSC Indemnified Parties and (III) the FSFR Indemnified Parties for (x) all costs and out-of-pocket expenses (including actual attorneys’ fees) actually incurred by the FSFR Indemnified Parties in respect of responding to requests for information from any Governmental Entity or in defending a FSFR Indemnified Party in connection with an Existing Governmental Matter (excluding any such costs and expenses incurred by any FSFR Indemnified Party or the board of directors of FSFR in connection with its own independent (or joint with FSC) inquiry, review or other investigation into the Existing Governmental Matters prior to the filing or following the settlement or final disposition of any enforcement action by the SEC against FSFR related to the Existing Governmental Matters) (all such costs and expenses, the “FSFR Existing Investigation Defense Costs”) and (y) all BDC Net Losses suffered by the FSFR Indemnified Parties. For the avoidance of doubt, without limitation of any of Seller’s obligations under Section 6.8, neither Seller nor FSH shall have any obligation under this Section 8.1 to indemnify any Buyer Indemnified Party for any Buyer General Losses arising out of or resulting from the execution or delivery of this Agreement or the Closing. For purposes of this Agreement:

(i)           “Buyer Specified Losses” means FSC Losses and FSFR Losses.

(ii)          “FSC Loss” means, in respect of a Buyer Specified Indemnifiable Event, (i) the amount of any FSC Qualifying NAV Reduction resulting therefrom, multiplied by (ii) the Base Management Fee (as defined in the FSC Investment Advisory Agreement), multiplied by (iii) fifteen (15).

(iii)         “FSC Qualifying NAV Reduction” means an actual reduction in the NAV of FSC to the extent such reduction was directly caused by, or indirectly caused by (but the reasonably foreseeable result of), a Buyer Specified Indemnifiable Event.

(iv)         “FSFR Loss” means, in respect of a Buyer Specified Indemnifiable Event, (i) the amount of any FSFR Qualifying NAV Reduction resulting therefrom, multiplied by (ii) the Base Management Fee (as defined in the FSC Investment Advisory Agreement), multiplied by (iii) fifteen (15).

(v)          “FSFR Qualifying NAV Reduction” means an actual reduction in the NAV of FSFR to the extent such reduction was directly caused by, or indirectly caused by (but the reasonably foreseeable result of), a Buyer Specified Indemnifiable Event.

(vi)         “Buyer Losses” means all Buyer Specified Losses and all Buyer General Losses; provided, however, for the avoidance of doubt, “Buyer Losses” shall not include any BDC Net Losses.

(vii)        “BDC Net Losses” means, with respect to each BDC Indemnified Party, a dollar amount equal to the excess of (i) the sum of (A) all fees, fines and monetary penalties actually paid by such BDC Indemnified Party to the SEC in respect of an Existing Governmental Matter, (B) any deductible paid in respect of any amounts in clause (ii)(B) below and (C) all disgorgements actually paid by such BDC Indemnified Party to any Person (other than a Subsidiary of the applicable BDC) in respect of an Existing Governmental Matter to the extent at the direction of the SEC, over (ii) the sum of (A) all disgorgements actually paid to such BDC Indemnified Party by Seller or its Affiliates in respect of an Existing Governmental Matter and (B) all amounts actually paid to such BDC Indemnified Party in respect of an Existing Government Matter under any insurance policy. For the avoidance of doubt, BDC Net Losses shall be calculated without giving any effect to any fees, costs or expenses incurred or paid by FSAM, FSH or Seller or any of their respective Affiliates prior to the date hereof.

(viii)       “Buyer Specified Indemnifiable Event” means failure of any representation or warranty set forth in Article III or Article IV to be true and correct as of the date hereof and as of the Closing as if made as of the Closing.

(b)          Neither Seller nor FSH shall be required to indemnify the Buyer Indemnified Parties for:

(i)           any FSC Losses unless there has been an FSC Qualifying NAV Reduction equal to at least $76,471,950 (the “FSC Threshold Amount”), at which time all FSC Losses incurred shall be subject to indemnification hereunder including the amount of the FSC Threshold Amount in the calculation of such FSC Losses; or

(ii)          any FSFR Losses unless there has been an FSFR Qualifying NAV Reduction equal to at least $23,936,834 (the “FSFR Threshold Amount”), at which time all FSFR Losses incurred shall be subject to indemnification hereunder including the amount of the FSFR Threshold Amount in the calculation of such FSFR Losses.

(c)          Notwithstanding anything to the contrary contained herein, neither Seller nor FSH shall be required to indemnify, defend or hold harmless any Buyer Indemnified Party against, or reimburse any Buyer Indemnified Party for, any Buyer Losses to the extent that the aggregate amounts paid pursuant to this Section 8.1 in respect thereof exceed the Buyer Escrow Amount (such amount, the “Aggregate Buyer Cap”); provided that no indemnification shall be available under this Section 8.1 in respect of any attorneys’ fees or consequential, special, incidental or indirect damages, lost profits, diminution of value or similar items to the extent that the aggregate amounts paid pursuant to this Section 8.1 in respect of such attorneys’ fees and damages, lost profits, diminution of value or similar items exceed twenty-two million dollars ($22,000,000) (the “Buyer Loss Sublimit”). Any Buyer Losses that any Buyer Indemnified Party is entitled to recover pursuant to this Article VIII shall be payable solely from the then remaining Buyer Escrow Fund in accordance with Section 8.3 and the Escrow Agreement. For the avoidance of doubt, for purposes of determining whether the aggregate of Buyer Losses exceed the Aggregate Buyer Cap, all Buyer Losses suffered or incurred by a Buyer Indemnified Party shall be aggregated, subject to the Buyer Loss Sublimit, without regard to the type of loss incurred or the applicable party liable therefor.

(d)          At the Closing, FSH will enter into the FSC Pledge Agreement, pursuant to which FSH will pledge a number of shares of FSC to FSC with an aggregate value, based on the average closing price of one share of common stock of FSC on the Nasdaq over the five (5) Business Days immediately preceding the Closing Date, equal to $35.0 million (collectively, the “FSC Collateral Shares”), and FSH shall deposit the FSC Collateral Shares into the FSC Collateral Account. FSC shall have the right to exercise its rights to foreclose on such shares under the FSC Pledge Agreement to recover (i) any BDC Existing Investigation Defense Costs suffered by a FSC Indemnified Party that remain following the exhaustion of the BDC Escrow Fund and (ii) any BDC Net Losses suffered by a FSC Indemnified Party, in each case that are indemnifiable by FSH and Seller pursuant to this Article VIII.

(e)          At the Closing, FSH will enter into the FSFR Pledge Agreement, pursuant to which FSH will pledge a number of shares of FSFR to FSFR with an aggregate value, based on the average closing price of one share of common stock of FSFR on the Nasdaq over the five (5) Business Days immediately preceding the Closing Date, equal to $10.0 million (collectively, the “FSFR Collateral Shares”), and FSH shall deposit the FSFR Collateral Shares into the FSFR Collateral Account. FSFR shall have the right to exercise its rights to foreclose on such shares under the FSFR Pledge Agreement to recover (i) any BDC Existing Investigation Defense Costs suffered by an FSFR Indemnified Party that remain following the exhaustion of the BDC Escrow Fund and (ii) any BDC Net Losses suffered by a FSFR Indemnified Party, in each case that are indemnifiable by FSH and Seller pursuant to this Article VIII.

(f)          Any Buyer Losses that a Buyer Indemnified Party is entitled to recover pursuant to this Article VIII shall be payable solely from the then remaining Buyer Escrow Fund. Any BDC Existing Investigation Defense Costs that a BDC Indemnified Party is entitled to recover pursuant to this Article VIII shall be payable first from the then remaining BDC Escrow Fund and, once such BDC Escrow Fund has been exhausted, to the extent applicable, thereafter by such BDC Indemnified Party exercising its rights under the applicable Pledge Agreement in accordance with Section 8.3, which Pledge Agreement shall provide that a BDC Indemnified Party must first satisfy its recovery thereunder from any cash or liquid securities (other than, for the avoidance of doubt, stock of the applicable BDC) available in the applicable BDC Collateral Account. Any BDC Existing Investigation Defense Costs suffered by a BDC Indemnified Party that remain following the exhaustion of the BDC Escrow Fund and BDC Net Losses that a BDC Indemnified Party is entitled to recover pursuant to this Article VIII shall be satisfied solely by such BDC Indemnified Party exercising its rights under the applicable Pledge Agreement in accordance with Section 8.3 and such Pledge Agreement.

(g)          Notwithstanding anything herein to the contrary, if (i) any BDC enters into a settlement or other agreement with any Governmental Entity or other Person relating to the Existing Governmental Matters and (ii) none of FSAM, FSH, Seller or any of their respective Affiliates has consented in writing to the provisions in such settlement or agreement providing for the payment or disgorgement of any amount contemplated by clause (i) of the definition of BDC Net Losses, then Seller and FSH shall have no obligation under this Section 8.1 to indemnify such BDC Indemnified Party for any such fees, fines, monetary penalties or disgorgements. For the avoidance of doubt, the indemnification available to the BDC Indemnified Parties under this Section 8.1 shall be without regard to whether any of FSAM, FSH, Seller or any of their respective Affiliates have provided their consent to any non-monetary provision of any settlement or other agreement with any Governmental Entity or other Person (and FSH and Seller shall not have any obligation to indemnify a BDC Indemnified Party for any indemnifiable loss arising out of any such non-monetary provision).

(h)          Seller shall notify Buyer in writing no later than two (2) Business Days after the date on which all Existing Governmental Matters have been finally settled by FSAM, FSH, Seller and, to the knowledge of Seller, the BDCs with the SEC or a final, non-appealable Order has been entered with respect thereto.

Section 8.2           Indemnification of Seller Indemnified Parties. From and after the Closing, Buyer shall indemnify and defend Seller, FSH, FSAM, their respective Affiliates and their respective Representatives (each a “Seller Indemnified Party,” collectively, the “Seller Indemnified Parties,” and together with the Buyer Indemnified Parties and the BDC Indemnified Parties, each an “Indemnified Party” and collectively the “Indemnified Parties”) and hold them harmless from and against all General Losses that such Seller Indemnified Party may at any time suffer or incur, or become subject to, in each case, as a result of or in connection with (x) the costs and out-of-pocket expenses (including actual attorneys’ fees) actually incurred by a Seller Indemnified Party in respect of defending against the assertion of any Buyer Post-Closing Liability against a Seller Indemnified Party and (y) all General Losses suffered by a Seller Indemnified Party arising out or resulting from failure of any representation and warranty set forth in Article V to be true and correct as of the date hereof and as of the Closing as if made as of the Closing and any breach of covenant to be performed prior to Closing by Buyer (each, a “Seller Loss”). Notwithstanding anything to the contrary contained herein, Buyer shall not be required to indemnify, defend or hold harmless any Seller Indemnified Party against, or reimburse any Seller Indemnified Party for, any Seller Losses to the extent that the aggregate amounts paid pursuant to this Section 8.2 exceed thirty two million dollars ($32,000,000) and Buyer shall not be required to indemnify, defend or hold harmless any Seller Indemnified Party against, or reimburse any Seller Indemnified Party for, any attorneys’ fees or consequential, special, incidental or indirect damages, lost profits, diminution of value or similar items to the extent that the aggregate amounts paid pursuant to this Section 8.2 in respect of such attorneys’ fees and damages, lost profits, diminution of value or similar items exceed twenty two million dollars ($22,000,000).

Section 8.3           Notification of Claims.

(a)          If an Indemnified Party may be entitled to indemnification pursuant to this Article VIII, such Indemnified Party shall promptly notify in writing the party from whom indemnification is sought (each, an “Indemnifying Party”) of any claim for indemnification under this Article VIII, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand (a “Claim Notice”); provided, however, that the failure to provide such notice shall not release an Indemnifying Party from any of its obligations under this Article VIII except to the extent that an Indemnifying Party is actually prejudiced by such failure. The parties acknowledge and agree that: (i) they intend to shorten (in the case of the limited survival periods specified in Section 10.1) the applicable statute of limitations period with respect to certain claims; (ii) notices for claims for indemnification pursuant to this Article VIII must be delivered prior to the applicable Survival Date set forth in Section 10.1; and (iii) any claim for indemnification for which notice is not timely delivered in accordance with this Section 8.3 shall be expressly barred and is hereby waived; provided, further, that if, prior to such applicable date, an Indemnified Party shall have notified the Indemnifying Party in accordance with the requirements of this Section 8.3 of a claim for indemnification under this Article VIII (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this Article VIII notwithstanding the passing of such applicable date.

(b)          If any claim or demand by an Indemnified Party under this Article VIII relates to an Action filed or made against an Indemnified Party by a third party or Governmental Entity (a “Third Party Claim”), the Indemnifying Party may elect at any time within thirty (30) days of receipt of notice of such Third Party Claim to defend such Third Party Claim, in each case at its sole cost and expense and with its own counsel (which shall be reasonably acceptable to such Indemnified Party); provided that the Indemnifying Party shall not have the right to assume the defense of any Third Party Claim seeking solely equitable relief. In no event shall any Indemnified Party settle any Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld). In no event shall the Indemnifying Party settle any Third Party Claim without the prior written consent of the Indemnified Party unless such settlement is (i) for money solely payable by the Indemnifying Party and (ii) contains a full release of the Indemnified Parties. If the Indemnifying Party elects to defend any such Third Party Claim, then the Indemnified Party shall be entitled to participate in such defense with its own counsel, at such Indemnified Party’s sole cost and expense unless the Indemnified Party in good faith determines that there is an actual conflict of interest with the Indemnifying Party in respect of such Third Party Claim, in which case the Indemnifying Party shall be liable for the fees and expenses hereunder of one law firm for all the Indemnified Parties, in addition to local counsel in each applicable jurisdiction, with respect to such Third Party Claim. If, within ten (10) Business Days of receipt from an Indemnified Party of any Claim Notice with respect to a Third Party Claim, the Indemnifying Party (A) advises such Indemnified Party in writing that the Indemnifying Party will not elect to defend, settle or compromise such Action or (B) fails to make such an election in writing, such Indemnified Party may (subject to the Indemnifying Party’s continuing right of election in the first sentence of this Section 8.3(b)), at its option, assume the defense of such Third Party Claim. Unless and until the Indemnifying Party makes an election in accordance with this Section 8.3(b) to assume the defense of such Third Party Claim, all of the Indemnified Party’s reasonable out-of-pocket costs and expenses arising out of the defense of any such Third Party Claim shall be subject to indemnification hereunder to the extent provided herein. The party in charge of the defense shall keep the other parties reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.

Section 8.4           Payment. In the event a claim or any Action for indemnification under this Article VIII has been finally determined, the amount of such final determination shall be paid or otherwise satisfied: (a) in the case of any BDC Net Losses or, following the exhaustion of the BDC Escrow Fund, any remaining BDC Existing Investigation Defense Costs, by the applicable BDC Indemnified Party exercising its rights pursuant to the applicable Pledge Agreement (which Pledge Agreement shall specify that each BDC Indemnified Party must first satisfy its recovery thereunder from any cash or liquid securities (other than, for the avoidance of doubt, stock of the applicable BDC) available in the applicable BDC Collateral Account) with respect to a number of FSC Collateral Shares or FSFR Collateral Shares, as applicable, with an aggregate value (calculated based on the average closing price of one share of common stock of the applicable BDC on the Nasdaq over the five (5) Business Days immediately preceding the date of such final determination) equal to the amount of such BDC Net Losses or such BDC Existing Investigation Defense Costs that have been finally determined, (b) with respect to BDC Existing Investigation Defense Costs (in any case other than clause (a) above) or any Buyer Losses, on demand in immediately available funds from the BDC Escrow Fund or the Buyer Escrow Fund, respectively, or (c) with respect to any General Losses indemnifiable pursuant to Section 8.2, on demand in immediately available funds. A claim or an Action, and the Liability and amount of damages therefor, shall be deemed to be “finally determined” for purposes of this Article VIII, as applicable, when the parties to such claim or Action have so determined by mutual written agreement or, if disputed, when an Order has been entered with respect to such claim or Action; provided that if, in connection with any appeal therefrom, such Order is subsequently reversed or vacated in a final, non-appealable Order, then the applicable Buyer Indemnified Party or BDC Indemnified Party shall repay the amount of such final determination plus interest at the average of the daily “bank money market” rate (expressed as a rate per annum) published in Barron’s for each of the days in the applicable period from the date of payment through the date of repayment to the applicable Indemnifying Party on demand in immediately available funds.

Section 8.5           Additional Indemnification Provisions. The parties agree, for themselves and on behalf of their respective Affiliates and Representatives, that with respect to each indemnification obligation set forth in this Article VIII, each such obligation shall be reduced by (a) the amount of any actual reduction in cash Tax liability (calculated on a “with” or “without basis”) realized as a result of the indemnified loss in the taxable year such loss occurred or any prior taxable year, as determined by the Indemnified Party in its reasonable discretion, and (b) the amount of insurance proceeds and any indemnity, contribution or other similar payment actually received by the Indemnified Party as a result of the loss for which the Indemnified Party is seeking indemnification. The parties shall treat any indemnification payment made under this Agreement as a change in the Purchase Price, including for relevant U.S. federal income Tax purposes. For the avoidance of doubt, nothing in this Agreement shall limit the ability of any Indemnifying Party to make a claim under any insurance policy for any losses indemnifiable by such Indemnifying Party hereunder. In no event shall an Indemnified Party be entitled to recover pursuant to this Article VIII the same loss more than once.

Section 8.6           Mitigation. Each Indemnified Party agrees to take commercially reasonable steps to, and to cause its controlled Affiliates to, mitigate any Indemnifiable Losses to which it is entitled to recover hereunder upon, and after becoming aware of, any event or condition that would reasonably be expected to give rise to any such Indemnifiable Losses; provided that, except as provided in Section 8.5, no Indemnified Party shall be required to seek any recourse with respect to Indemnifiable Losses from a third party.

Section 8.7           Exclusive Remedy.

(a)          Each party acknowledges and agrees, to the extent applicable, that: (i) (A) prior to the Closing, the sole and exclusive remedy of the parties for any breach or inaccuracy of any representation or warranty contained in this Agreement or any certificate or instrument delivered hereunder shall be refusal to close the transactions contemplated hereunder to the extent permitted by Article VII and (B) following the termination of this Agreement, none of the parties hereto shall have any liability except as set forth in Section 9.2 and Section 9.3; (ii) following the Closing, other than in the case of actual fraud, the indemnification provisions of this Article VIII shall be the sole and exclusive remedy of (A) Buyer or any other Buyer Indemnified Party for (I) any breach of the representations or warranties, or covenants or agreements of Seller, FSAM or FSH contained in this Agreement or in any certificate delivered pursuant hereto and (II) in respect of Excluded Liabilities, (B) any BDC Indemnified Party in respect of any BDC Existing Investigation Defense Costs and BDC Net Losses and (C) Seller, FSAM, FSH and any other Seller Indemnified Party for (I) any breach of the representations or warranties, or covenants or agreements, of Buyer contained in this Agreement or in any certificate delivered pursuant hereto and (II) in respect of Buyer Post-Closing Liabilities, and (iii) notwithstanding anything to the contrary contained herein, no breach of any representation, warranty, covenant or agreement contained herein or in any certificate delivered pursuant hereto shall give rise to any right on the part of any party to rescind this Agreement or any of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 8.7 shall limit the ability of a party to exercise its rights pursuant to Section 10.8. Notwithstanding anything to the contrary in this Agreement, the Buyer Indemnified Parties shall have recourse for indemnification under this Article VIII solely to, and to the extent of, the amount then available in the Buyer Escrow Account (subject to the Buyer Loss Sublimit, if applicable) and in no event shall the amount of Buyer Losses paid by FSH and Seller under this Article VIII exceed the Buyer Escrow Amount. Notwithstanding anything to the contrary in this Agreement, the BDC Indemnified Parties shall have recourse for indemnification under this Article VIII solely to, and to the extent of, (x) with respect to BDC Existing Investigation Defense Costs, the amount then available in the BDC Escrow Account, and (y) with respect to BDC Existing Investigation Defense Costs (following the exhaustion of the BDC Escrow Fund) and BDC Net Losses, the FSC Collateral Shares and the FSFR Collateral Shares, as applicable, pursuant to the FSC Pledge Agreement or the FSFR Pledge Agreement (which Pledge Agreements shall provide that a BDC Indemnified Party must first satisfy its recovery thereunder from any cash or liquid securities (other than, for the avoidance of doubt, stock of the applicable BDC) available in the applicable BDC Collateral Account), as applicable, and in no event shall the amounts paid by FSH and Seller under this Article VIII exceed, (1) in respect of the BDC Existing Investigation Defense Costs, the BDC Escrow Amount and, following the exhaustion of the BDC Escrow Fund, the aggregate value at the applicable time of determination of the FSC Collateral Shares and the FSFR Collateral Shares plus the amount of any cash or liquid securities (other than, for the avoidance of doubt, stock of the applicable BDC) in the applicable BDC Collateral Account, as applicable, and (2) in respect of the BDC Net Losses, the aggregate value at the applicable time of determination of the FSC Collateral Shares and the FSFR Collateral Shares, as applicable, plus the amount of any cash or liquid securities (other than, for the avoidance of doubt, stock of the applicable BDC) in the applicable BDC Collateral Account. For purposes of this Agreement, “actual fraud” shall mean an actual fraud by FSAM, FSH or Seller involving a representation or warranty set forth in Article III or Article IV; provided, however, “actual fraud” shall not include any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory.

(b)          Each of the Buyer Escrow Amount and any interest accrued thereon (the “Buyer Escrow Fund”) and the BDC Escrow Amount and any interest accrued thereon (the “BDC Escrow Fund” and, together with the Buyer Escrow Fund, the “Escrow Fund”) shall be held and disbursed by the Escrow Agent in accordance with the Escrow Agreement and this Agreement.

(c)          Any portion of the Buyer Escrow Fund remaining on the day following the General Survival Date, less the sum of the aggregate amount, if any, claimed by the Buyer Indemnified Parties under Section 8.1 in respect of Buyer Losses pursuant to claims (such claims, the “Outstanding Buyer Claims”) properly made against the Buyer Escrow Fund (taking into account the Buyer Loss Sublimit, if applicable), in accordance with this Article VIII and not fully resolved prior to the General Survival Date (such amount of the retained Buyer Escrow Fund, as it may be further reduced after the General Survival Date by distributions to Buyer (for further distribution to the Buyer Indemnified Parties) as set forth below, the “Retained Buyer Escrow Amount”) shall be promptly released (pursuant to written instructions from Buyer and Seller delivered on the day following the General Survival Date) from the Buyer Escrow Account to Seller. In the event and to the extent that, after the General Survival Date, any Outstanding Buyer Claim made by any Buyer Indemnified Party pursuant to Section 8.1 is resolved: (i) Buyer and Seller shall instruct the Escrow Agent to promptly release from the Buyer Escrow Account to Seller the aggregate amount of the Retained Buyer Escrow Amount equal to any amount of the Outstanding Buyer Claim resolved against such Buyer Indemnified Party and (ii) Buyer and Seller shall instruct the Escrow Agent to promptly release from the Buyer Escrow Account to Buyer (for further distribution to the Buyer Indemnified Parties) an aggregate amount of the Retained Buyer Escrow Amount equal to any amount of the Outstanding Buyer Claim resolved in favor of such Buyer Indemnified Party.

(d)          With respect to the BDC Escrow Fund, any portion of the BDC Escrow Fund remaining on the day following the Specified Survival Date, less the sum of the aggregate amount, if any, claimed by or on behalf of the BDC Indemnified Parties under Section 8.1 in respect of BDC Existing Investigation Defense Costs pursuant to claims (such claims, the “Outstanding BDC Claims”) properly made against the BDC Escrow Fund in accordance with this Article VIII and not fully resolved prior to the Specified Survival Date (such amount of the retained BDC Escrow Fund, as it may be further reduced after the Specified Survival Date by distributions to a BDC Indemnified Party or to Buyer (for further distribution to such BDC Indemnified Partied) as set forth below, the “Retained BDC Escrow Amount”) shall be promptly released (pursuant to written instructions from Buyer and Seller delivered on the day following the Specified Survival Date) from the BDC Escrow Account to Seller. Buyer and Seller shall provide a joint written notice to the Escrow Agent pursuant to the Escrow Agreement of the pendency of the Specified Survival Date no later than three (3) Business Days prior to the Specified Survival Date. In the event and to the extent that, after the Specified Survival Date, any Outstanding BDC Claim made by any BDC Indemnified Party pursuant to Section 8.1 in respect of BDC Existing Investigation Defense Costs is resolved: (i) Buyer and Seller shall instruct the Escrow Agent to promptly release from the BDC Escrow Account to Seller the aggregate amount of the Retained BDC Escrow Amount equal to any amount of the Outstanding Specified Claim resolved against such BDC Indemnified Party and (B) Buyer and Seller shall instruct the Escrow Agent to promptly release from the BDC Escrow Account to the BDC Indemnified Parties, as applicable, (or to Buyer on their behalf) an aggregate amount of the Retained BDC Escrow Amount equal to any amount of the Outstanding BDC Claim resolved in favor of such BDC Indemnified Party.

Section 8.8           Interpretation. In any claim or Action for indemnification under this Article VIII, each representation and warranty contained in this Agreement and each certificate delivered pursuant hereto (other than the representations and warranties set forth in Sections 4.5 and 4.10), for purposes of determining whether there has been a breach or inaccuracy thereof, shall be read without regard to any qualifications or limitations as to “material,” “materiality” or “Material Adverse Effect” contained in such representation or warranty (as if such qualification or limitation were deleted from such representation and warranty).

Article IX

TERMINATION

Section 9.1           Termination.

(a)          This Agreement may be terminated on or prior to the Closing as follows:

(i)           by written consent of Seller and Buyer;

(ii)          by Seller if (A) a condition to Seller’s obligation to close set forth in Section 7.1 or Section 7.3 cannot be satisfied at or prior to the date set forth in Section 9.1(a)(v) or (B) there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Buyer and such breach has not been cured within twenty (20) Business Days after written notice to Buyer (provided that no cure period shall be required for a breach that by its nature cannot be cured) such that the conditions set forth in Section 7.1 or Section 7.3 cannot be satisfied at or prior to the date set forth in Section 9.1(a)(v); provided that the right to terminate this Agreement under this Section 9.1(a)(ii) shall not be available in the event Seller, FSAM or FSH is in breach in any material respects of their covenants or agreements under this Agreement at the time of such intended termination so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be capable of being satisfied;

(iii)         by Buyer if: (A) a condition to Buyer’s obligation to close set forth in Section 7.1 or Section 7.2 cannot be satisfied at or prior to the date set forth in Section 9.1(a)(v), (B) there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Seller and such breach has not been cured within twenty (20) Business Days after written notice to Seller (provided that no cure period shall be required for a breach that by its nature cannot be cured) such that the conditions set forth in Section 7.1 or Section 7.2 cannot be satisfied at or prior to the date set forth in Section 9.1(a)(v) or (C) any event or condition occurs that results in any indebtedness under the Sumitomo Credit Agreement becoming due by its terms prior to its scheduled maturity; provided that the right to terminate this Agreement under this Section 9.1(a)(iii) shall not be available in the event Buyer is in breach in any material respect of its covenants or agreements under this Agreement at the time of such intended termination so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be capable of being satisfied;

(iv)         by Buyer if: (A) the board of directors of FSAM or any committee thereof shall have made an Adverse Recommendation Change at any time prior to the receipt of FSAM Stockholder Approval or Seller shall have made a Seller Adverse Recommendation Change at any time prior to the receipt of approval of such BDC’s stockholders of the applicable New Investment Advisory Agreements, (B) a material breach by FSAM or Seller, as applicable, of its obligations under Section 6.2(a), Section 6.2(c), Section 6.2(d) or Section 6.9(a) shall have occurred, (C) FSAM shall have failed to include the FSAM Recommendation in the FSAM Proxy Statement, (D) a Competing Transaction has been publicly announced and FSAM’s board of directors shall have failed to issue a press release that expressly reaffirms the FSAM Recommendation within five (5) Business Days of receipt of a written request by Buyer to provide such reaffirmation (provided, that (i) Buyer may make such request only once in any ten (10) Business Day period and (ii) this clause (D) shall not apply to any Competing Transaction contemplated by clause (E)), (E) any tender offer or exchange offer is commenced with respect to the outstanding shares of FSAM Common Stock, and FSAM’s board of directors shall not have recommended that FSAM’s stockholders reject such tender offer or exchange offer and not tender their FSAM Common Stock into such tender offer or exchange offer within ten (10) Business Days after commencement of such tender offer or exchange offer or FSAM’s board of directors shall have made an Adverse Recommendation Change, or (F) FSAM or its board of directors (or any committee thereof) shall have publicly announced its intention to, take any of the actions specified in this Section 9.1(a)(iv);

(v)          by Buyer or Seller if the Closing has not occurred on or prior to December 31, 2017 (the “End Date”); provided that the right to terminate this Agreement under this Section 9.1(a)(v) shall not be available to any party whose failure (or the failure of its Affiliates) to perform any covenant or obligation hereunder or other breach has caused or resulted in the failure of the Closing to occur on or prior to such respective dates; or

(vi)         by Buyer or Seller if the FSAM Stockholder Approval shall not have been obtained on or prior to the End Date.

(b)          The termination of this Agreement shall be effectuated by the delivery of written notice by the party terminating this Agreement to each other party hereto. If this Agreement so terminates, it shall become null and void and have no further force or effect, except as provided in Section 9.2.

Section 9.2           Effect of Termination. If this Agreement is terminated in accordance with Section 9.1 hereof, this Agreement shall become null and void and of no further force and effect (except for the provisions of this Section 9.2, Section 6.7, Section 6.8, Section 6.15(c) and each of Article I and Article X to the extent applicable hereto). None of the parties hereto shall have any liability in the event of a termination of this Agreement, including to any other party (or to such party’s Affiliates, Representatives or stockholders), except (i) with respect to surviving provisions hereof as set forth in the immediately preceding sentence and (ii) in the case of (A) the Willful Breach by any party of any representation or warranty on the part of such party set forth in this Agreement, (B) the Willful Breach by any party of any covenant or agreement of such party set forth in this Agreement or (C) as set forth in Section 9.3. The termination of this Agreement shall not affect the parties’ respective obligations under the FSAM Confidentiality Agreement.

Section 9.3           Termination Fee.

(a)          In the event that this Agreement is terminated pursuant to Section 9.1(a)(iii) or Section 9.1(a)(v) and, at the time of such termination, any of the conditions set forth in Section 7.1(c), Section 7.1(d) or Section 7.1(f) was not satisfied: (i) with respect to FSC, then if the board of directors of FSC has publicly advised stockholders of FSC to vote “AGAINST”, or has not made any public recommendation to stockholders of FSC with respect to, the applicable proposal contemplated by Section 6.3(a)(ii), Seller shall pay to Buyer (or its designee) an amount equal to nine million two hundred thousand dollars ($9,200,000) (the “Termination Fee”) within two (2) Business Days of such termination; or (ii) with respect to FSFR, then if the board of directors of FSFR has publicly advised stockholders of FSFR to vote “AGAINST”, or has not made any public recommendation to stockholders of FSFR with respect to, the applicable proposal contemplated by Section 6.3(a)(ii), Seller shall pay to Buyer (or its designee) an amount equal to the Termination Fee within two (2) Business Days of such termination.

(b)          In the case of any such termination pursuant to Section 9.1(a)(iii), Section 9.1(a)(v) or Section 9.1(a)(vi) under any circumstance other than when a Termination Fee is payable, Seller shall reimburse Buyer for its reasonable, documented out-of-pocket fees, costs and expenses associated with the negotiation, execution and delivery of this Agreement and the performance by Buyer of its obligations hereunder (the “Expense Reimbursement”) within two (2) Business Days of such termination; provided, that Seller’s obligation to pay the Expense Reimbursement to Buyer shall be capped at three million five hundred thousand dollars ($3,500,000); and provided, further, that in no event shall Seller be responsible for payment of both the Termination Fee and the Expense Reimbursement.

(c)          In the event that this Agreement is terminated pursuant to (i) Section 9.1(a)(ii) at a time when Buyer was permitted to terminate this Agreement pursuant to Section 9.1(a)(iv) or (ii) Section 9.1(a)(iv), Seller shall pay Buyer (or its designee) an amount equal to the Termination Fee by wire transfer of immediately available funds within two (2) Business Days of such termination.

(d)          In the event that this Agreement is terminated pursuant to (i) Section 9.1(a)(iii), (ii) Section 9.1(a)(v) or (iii) Section 9.1(a)(vi) and at any time prior to such termination a Competing Transaction shall have been publicly announced or publicly made known, or a Person shall have publicly announced an intention to make a Competing Transaction proposal and such intention to make a Competing Transaction proposal shall not have been publicly withdrawn, or such Competing Transaction proposal or intention shall not have been publicly withdrawn as of the date of the FSAM Stockholders Meeting, as the case may be, and, in each case, within twelve (12) months of such termination Seller or FSAM enters into a Competing Transaction that is subsequently consummated, then Seller shall pay Buyer (or its designee) an amount equal to the Termination Fee by wire transfer of immediately available funds within two (2) Business Days of such consummation; provided, that if the Expense Reimbursement was previously paid pursuant to Section 9.3(b), the amount of the Expense Reimbursement shall be offset against the Termination Fee payable pursuant to this Section 9.3(d). For purposes of this Section 9.3(d) only, “Competing Transaction” shall have the definition thereof set forth in Article I, but each reference to “fifty percent (50%)” therein shall be “twenty percent (20%)”.

(e)          The parties acknowledge and agree that in no event shall the Termination Fee or Expense Reimbursement be paid more than once.

(f)           Seller acknowledges and agrees that the agreements contained in Section 9.3(a), Section 9.3(b), Section 9.3(c) and Section 9.3(d) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Buyer would not enter into this Agreement. Accordingly, if Seller fails to promptly pay the Termination Fee when due, in addition to the Termination Fee, Buyer shall be entitled to interest on such amount, compounded daily, which shall accrue from the date such fee was required to be paid pursuant to the terms of this Agreement to and including the date of payment of such fee at the Applicable Rate in effect on the date such payment was required to be made based on a 365-day year. If, in order to obtain such payment, Buyer commences a suit that results in judgment for Buyer for the amount set forth in Section 9.3(a), Section 9.3(b), Section 9.3(c) or Section 9.3(d) or any portion thereof, Seller shall pay Buyer its reasonable and documented costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit. All payments under this Section 9.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Buyer. Each of the parties further acknowledges and agrees that the payment by Seller of the Termination Fee is not a penalty, but constitutes liquidated damages in a reasonable amount that will compensate Buyer in the circumstances in which such fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

Article X

MISCELLANEOUS

Section 10.1         Survival. (a) (i) All representations and warranties made pursuant to Article III, Article IV and Article V, (ii) all covenants or agreements set forth in this Agreement required to be performed prior to the Closing and (iii) the right to make claims for indemnification pursuant to Article VIII in respect of Excluded Liabilities or Buyer Post-Closing Liabilities shall, in the case of each of clauses (i), (ii) and (iii) survive the Closing and remain in full force and effect until December 20, 2019 (the “General Survival Date”) and (b) the right to make claims for indemnification in respect of the BDC Existing Investigation Defense Costs and BDC Net Losses shall survive the Closing and remain in full force and effect until forty-five (45) days after the earliest to occur of (i) all Existing Governmental Matters having been finally settled by FSAM, FSH, Seller and the BDCs with the SEC or a final, non-appealable Order having been entered with respect thereto, (ii) the BDCs entering into a final settlement with the SEC with respect to all Existing Governmental Matters relating to the BDC and (iii) the BDCs receiving written notice from the SEC confirming that the investigation as respects the BDCs has been officially closed (the “Specified Survival Date,” and together with the General Survival Date, as applicable, the “Survival Date”); provided that the Specified Survival Date shall be deemed extended until the earlier of (i) the final settlement of all Actions by the SEC against any individual who was a director or officer of a BDC prior to Closing that are pending as of the Specified Survival Date and (ii) the date that all such individuals who have not entered into such a final settlement have irrevocably waived their respective rights to indemnification from such BDC; provided, further, that, during such extended period, the only indemnification available for any BDC Indemnified Party pursuant to Article VIII shall be in respect of any BDC Existing Investigation Defense Costs or BDC Net Losses to the extent arising from or relating to any such Actions against any such applicable individual), and (b) all other covenants and agreements contemplating performance following the Closing Date set forth in this Agreement shall survive until sixty (60) days following the date on which the applicable covenant or agreement has been fully performed.

Section 10.2         Notices. Unless otherwise provided herein, all notices and other communications hereunder shall be in writing and be deemed given and received (a) if delivered in person, on the date delivered, (b) if transmitted by facsimile (provided receipt is confirmed by telephone), on the date sent, (c) if delivered by an express courier, on the second (2nd) Business Day after mailing and (d) if transmitted by email, on the date sent, in each case, to the parties at the following addresses (or at such other address for a party as is specified to the other parties hereto by like notice):

if to Buyer, to:

Oaktree Capital Management, L.P.
333 South Grand Avenue, 28th floor
Los Angeles, CA 90071
Tel: (213) 830-6300
Fax: (213) 830-6293
Attention (email):	Matt Pendo (mpendo@oaktreecapital.com)

with a copy (which shall not constitute notice hereunder and may be transmitted by email) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Fax: (212) 455-2502
Attention (email):	Gary I. Horowitz (ghorowitz@stblaw.com)

and

Simpson Thacher & Bartlett LLP
900 G Street, NW
Washington, DC 20001
Fax: (202) 636-5502
Attention (email):	Rajib Chanda (rajib.chanda@stblaw.com)

if to Seller, to:

777 West Putnam Avenue, 3rd Floor
Greenwich, CT 06830
Tel: (203) 681-6800
Fax: (203) 681-3879
Attention (email):	Bernard D. Berman (Bernie@fifthstreetfinance.com)

with a copy (which shall not constitute notice hereunder and may be transmitted by email) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Fax: (212) 735-2000
Attention (email):	Todd E. Freed (Todd.Freed@skadden.com)
Jon A. Hlafter (Jon.Hlafter@skadden.com)

if to FSAM or FSH, to (as applicable):

Fifth Street Asset Management Inc.
777 West Putnam Avenue, 3rd Floor
Greenwich, CT 06830
Tel: (203) 681-6800
Fax: (203) 681-3879
Attention (email):	Bernard D. Berman (Bernie@fifthstreetfinance.com)

or

Fifth Street Holdings L.P.
777 West Putnam Avenue, 3rd Floor
Greenwich, CT 06830
Tel: (203) 681-6800
Fax: (203) 681-3879
Attention (email):	Bernard D. Berman (Bernie@fifthstreetfinance.com)

with a copy (which shall not constitute notice hereunder and may be transmitted by email) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Fax: (212) 735-2000
Attention (email):	Todd E. Freed (Todd.Freed@skadden.com)
Jon A. Hlafter (Jon.Hlafter@skadden.com)

Section 10.3         Public Announcements. No party hereto or any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement or communicate with any news media or otherwise convey public statements in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party hereto (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or applicable securities exchange rules, in which case the party hereto required to publish such press release or public announcement shall allow the other party hereto a reasonable opportunity to comment on such press release or public announcement in advance of such publication, (b) after the public announcement of a Competing Transaction, (c) after an Adverse Recommendation Change, a BDC Adverse Recommendation Change or the commencement of any proxy solicitation regarding FSAM or the BDCs by a third party following the date of this Agreement or (d) as may be necessary for a party to perform its obligations, or enforce its rights, pursuant to this Agreement or the Ancillary Agreements.

Section 10.4         Entire Agreement. This Agreement, the Ancillary Agreements and the Voting Agreements constitute the entire agreement among the parties hereto and thereto with respect to the subject matter hereof and thereof and supersede any prior agreement or understanding, written or oral, relating to the subject matter of this Agreement, the Ancillary Agreements and the Voting Agreements.

Section 10.5         Amendments. This Agreement may not be amended, altered or modified except by written instrument executed by each of the parties hereto.

Section 10.6         Waiver. Any term or condition hereof may be waived at any time by the party or parties hereto that is entitled to the benefits thereof by a written instrument duly executed on behalf of such party. The failure of a party to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision nor shall it in any way affect the validity of this Agreement or the right of such party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

Section 10.7         Assignment; Binding Effect; Severability. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be transferred, assigned or delegated by any of the parties hereto, in whole or in part, without the prior written consent of the other parties, and any attempt to make any such transfer, assignment or delegation without such consent shall be null and void. Notwithstanding the foregoing, Buyer may assign its rights and obligations under this Agreement to any of its Affiliates; provided, that such assignment is not reasonably expected to, and does not, delay the timely (a) performance by any party of any obligations hereunder or (b) consummation of the transactions contemplated by this Agreement and the Ancillary Agreements; and provided, further, however that no such assignment shall relieve Buyer of any of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors, legal representatives and permitted assigns of the parties hereto. The provisions of this Agreement are severable, and in the event that any one or more provisions are deemed illegal or unenforceable the remaining provisions shall remain in full force and effect unless the deletion of such provision shall cause this Agreement to become materially adverse to any party, in which event the parties shall use commercially reasonable efforts to arrive at an accommodation that best preserves for the parties the benefits and obligations of the offending provision.

Section 10.8         Specific Performance. The parties hereto agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such failure to perform or breach. It is accordingly agreed that, without posting a bond or other undertaking, the parties hereto shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Courts, this being in addition to any other remedy to which they are entitled at law or in equity. In the event that any such action is brought in equity to enforce the provisions of this Agreement, no party hereto will allege, and each party hereto hereby waives the defense or counterclaim, that there is an adequate remedy at law. The parties hereto further agree that (a) by seeking any remedy provided for in this Section 10.8, a party hereto shall not in any respect waive its right to seek any other form of relief that may be available to such party hereto under this Agreement and (b) nothing contained in this Section 10.8 shall require any party hereto to institute any action for (or limit such party’s right to institute any action for) specific performance under this Section 10.8 before exercising any other right under this Agreement. If, prior to the End Date, any party hereto brings any Action in accordance with this Agreement to enforce specifically the performance of the terms and provisions hereof against any other party, the End Date shall be automatically extended (i) for the period during which such Action is pending, plus ten (10) Business Days or (ii) by such other time period established by the court presiding over such action on good cause shown, as the case may be.

Section 10.9         Governing Law. This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the Laws of the State of Delaware, without respect to its applicable principles of conflicts of laws that might require the application of the laws of another jurisdiction.

Section 10.10        Arbitration; Consent to Jurisdiction.

(a)          All disputes arising out of, concerning or related to this Agreement (other than any Action described in Section 10.10(c)(i)) shall be finally settled under the CPR Rules for Administered Arbitration of International Disputes (“Rules”) by three arbitrators. The party initiating arbitration shall appoint one arbitrator in its notice of arbitration and the respondent (or respondents jointly) shall then appoint one arbitrator in accordance with the Rules. The two arbitrators so appointed shall nominate the third and presiding arbitrator within thirty (30) days of the appointment of the second arbitrator. If any party fails to appoint an arbitrator within the time periods specified herein, such arbitrator shall, at any party’s request, be appointed by the CPR, in accordance with the Rules. The arbitrators shall be neutral and independent of the parties. The arbitration proceedings shall take place in New York, New York but the legal seat of the arbitration shall be Wilmington, Delaware. The arbitration shall be conducted in English. The parties shall keep confidential: (i) the fact that any arbitration occurred, (ii) any awards awarded in the arbitration, (iii) all materials used, or created for use in, the arbitration, (iv) all other documents produced by another party in the arbitration and not otherwise in the public domain, except, with respect to each of the foregoing, to the extent that disclosure may be legally required (including to protect or pursue a legal right) or to enforce or challenge an arbitration award before a court. The award shall be final and binding upon the parties and shall be the sole and exclusive remedy among the parties regarding any claims, counterclaims, issues or accounting presented to the arbitrator. Nothing in this Agreement shall prevent either party from seeking provisional measures from any Delaware Court and any appellate court from any decision thereof, and any such request shall not be deemed incompatible with the agreement to arbitrate or a waiver of the right to arbitrate.

(b)          For purposes of any actions or proceedings ancillary to the arbitration referred to Section 10.10(a), including proceedings seeking to compel arbitration, to seek interim relief in aid of the arbitration or to enforce an arbitration award, each of the parties consents to the non-exclusive jurisdiction and venue of the Delaware Courts and any appellate court from any decision thereof pursuant to Section 10.10(c).

(c)          Each of the parties hereto hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction and venue of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery does not have jurisdiction over a particular matter, the Superior Court of the State of Delaware (and the Complex Commercial Litigation Division thereof if such division has jurisdiction over the particular matter), or if the Superior Court of the State of Delaware does not have jurisdiction, any federal court of the United States of America sitting in the State of Delaware) (“Delaware Courts”), and any appellate court from any decision thereof, in any Action (A) arising out of or relating to this Agreement, including the negotiation, execution or performance of this Agreement, that is initiated by any party prior to the Closing or (B) pursuant to Section 10.8, and agrees that all claims in respect of any such Action shall be heard and determined in the Delaware Courts, (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Delaware Courts, including any objection based on its place of incorporation or domicile, (iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such court and (iv) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties consents and agrees that service of process, summons, notice or document for any action permitted hereunder may be delivered by registered mail addressed to it at the applicable address set forth in Section 10.2 or in any other manner permitted by applicable Law. Service of any process, summons, notice or document by registered mail or overnight courier addressed to any of the parties hereto at the addresses set forth above shall be effective service of process against such party for any suit, action or proceeding brought in any such court.

Section 10.11       Waiver of Jury Trial. EACH OF THE PARTIES ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY BE BASED UPON, ARISE OUT OF OR RELATED TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY FOR ANY DISPUTE BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE BREACH, TERMINATION OR VALIDITY HEREOF OR ANY TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES CERTIFIES AND ACKNOWLEDGES THAT (A) NEITHER THE OTHER PARTIES NOR THEIR RESPECTIVE REPRESENTATIVES, AGENTS OR ATTORNEYS HAVE REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH OF THE PARTIES UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH OF THE PARTIES MAKES THIS WAIVER VOLUNTARILY AND (D) EACH OF THE PARTIES HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS Section 10.11. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 10.12       Third Party Beneficiaries. Except as otherwise expressly provided herein, no provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; provided that the Seller Indemnified Parties, Buyer Indemnified Parties and BDC Indemnified Parties shall be express third party beneficiaries of Section 8.1 and the other provisions of Article VIII relating thereto; provided, further that (a) Seller and its Affiliates may enforce Sections 6.7, 6.8 and 6.15 on behalf of the BDCs until the Closing, (b) Buyer may enforce Section 6.1(g) and Section 6.18 on behalf of the BDCs from and after the date hereof and (c) Buyer may enforce Section 6.8 on behalf of the BDCs from and after the Closing.

Section 10.13       Counterparts. This Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be deemed an original and all of which together shall constitute one and the same instrument.

Section 10.14       BDC Performance. With respect to any action of a BDC that the parties hereto agree (a) to cooperate in respect of or (b) utilize commercially reasonable or other efforts to procure the same, the failure of a BDC to undertake such action shall not, in and of itself, be dispositive as to whether a breach of any provision of this Agreement, or a failure to satisfy any covenant or condition contained herein (including any such conditions set forth in Article VII) has occurred.

Section 10.15       Use of Names.

(a)          Buyer, on behalf of itself and its Affiliates, acknowledges and agrees that, except as set forth in this Section 10.15, neither Buyer nor any of its Affiliates is purchasing, acquiring or otherwise obtaining any right, title or interest in any trade, corporate or business names, trademarks, tag-lines, identifying logos, trade dress, monograms, slogans, service marks, domain names or brand names or any other name or source identifiers (collectively, “Indicia”) of the Seller or its Affiliates, including the name “Fifth Street”, the Fifth Street logo or any derivations thereof (the “Seller Name”), and, except as otherwise expressly provided in this Section, neither Buyer nor any of its Affiliates shall have any rights in or to the Seller Name and neither Buyer nor any of its Affiliates shall (i) seek to register in any jurisdiction any Indicia that is a derivation, translation, adaptation, combination or variation of the Seller Name or (ii) contest the use, ownership, validity or enforceability of any rights of Seller or any of its Affiliates in or to any of the Seller Name.

(b)          For a period ending sixty (60) days after the Closing Date, Seller, on behalf of itself and its Affiliates, hereby grants a limited license to Buyer and its Affiliates and the BDCs to use the Seller Name on checks, invoices, receipts, forms, product, training and service literature and materials and other materials (collectively, “Materials”) solely in connection with fulfilling any obligations of Buyer and its Affiliates and the BDCs existing as of the Closing Date under Contract or applicable Law related to the conduct of the investment advisory business conducted by Buyer pursuant to the New Investment Advisory Agreements or the business of the BDCs. Buyer shall only use the Seller Name on Materials that exist as of the Closing Date and shall not generate new Materials bearing the Seller Name after the Closing Date and the Materials and all services offered in connection therewith shall be of a level of quality equal to or greater than the quality of materials and services with respect to which the Business used the Seller Name immediately prior to the Closing Date.

(c)          For a period ending one hundred eighty (180) days after the Closing Date, Seller shall include on all websites owned or controlled by Seller or its Affiliates and associated with the Business, a notice explaining that, effective as of the Closing Date, (i) the businesses formerly held by Seller have been acquired by Buyer, and (ii) that the Business is no longer affiliated with Seller or any of its Affiliates, together with a link to a website designated by Buyer that is associated with the investment advisory business conducted by Buyer pursuant to the New Investment Advisory Agreements after the Closing Date. The content and location of such notices shall be as mutually agreed by Seller and Buyer.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties to this Agreement have executed or caused this Agreement to be executed by their respective officers hereunto duly authorized, all as of the date first written above.

Fifth Street MANAGEMENT LLC

By:	/s/ Leonard M. Tannenbaum
	Name:	Leonard M. Tannenbaum
	Title:	Chief Executive Officer

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jay Wintrob
	Name:	Jay Wintrob
	Title:	Chief Executive Officer

By:	/s/ Mary Gallegly
	Name:	Mary Gallegly
	Title:	Vice President, Legal

Solely for the purposes set forth herein:

FIFTH STREET ASSET MANAGEMENT INC.

By:	/s/ Leonard M. Tannenbaum
	Name:	Leonard M. Tannenbaum
	Title:	Chief Executive Officer

Solely for the purposes set forth herein:

FIFTH STREET HOLDINGS L.P.

By:	/s/ Leonard M. Tannenbaum
	Name:	Leonard M. Tannenbaum
	Title:	Chief Executive Officer

[Signature Page to Asset Purchase Agreement]